UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Performance Review

Balance Sheet

Statement of Income

Statement of Comprehensive Income

Statement of Changes in Stockholders' Equity – Bank

Statement of Changes in Stockholders' Equity – Consolidated

Statement of Cash Flows

Statement of Value Added

Explanatory Notes to the Financial Statements:

1. General Information

2. Presentation of Financial Statements

3. Significant Accounting Policies

4. Cash and Cash Equivalents

5. Interbank Investments

6. Securities and Derivatives Financial Instruments

7. Interbank Accounts

8. Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

9. Foreign Exchange Portfolio

10. Other Financial Assets

11. Tax Assets and Liabilities

12. Other Assets

13. Dependences Information and Foreign Subsidiary

14. Investments in Affiliates and Subsidiaries Subsidiary

15. Fixed Assets

16. Intangibles

17. Funding

18. Other Financial Liabilities

19. Other Payables – Other

20. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

21. Stockholders’ Equity

22. Related Parties

23. Income from Services Rendered and Banking Fees

24. Personnel Expenses

25. Other Administrative Expenses

26. Other Operating Income

27. Other Operating Expenses

28. Non-Operating Income

29. Employee Benefit Plans

30. Risk Management, Capital and Sensitivity Analysis

31. Corporate Restructuring

32. Other information

33. Subsequent Events

Composition of Management Bodies as of December 31, 2021.

Declaration of directors on the Financial Statements

Directors' Statement on Independent Auditors’ Report

Audit Comittee Report

Fiscal Council’s Opinion

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended December 31, 2021, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, together with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities Commission (CVM), which do not conflict with the rules issued by Bacen.

The Consolidated Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended December 31, 2021, will be disclosed in the legal deadline, on the website www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the fourth quarter of 2021, Banco Santander observed that the median of the projections regarding the performance of the Brazilian economy indicated a growth of 4.7% in the Brazilian GDP in 2021 compared to the contraction of 4.06% in the previous year. The projection for 2021 is lower than that observed at the end of the third quarter and, in the Bank's assessment, was influenced by the recent publication that the effective result observed in that period was below the market consensus - the median of the estimates indicated a seasonally adjusted quarterly expansion of 0.34% for the third quarter of 2021, while the observed number was a contraction of 0.1% in the same terms. However, the economic activity data released was in line with Santander's estimate for GDP growth in the previous quarter, and reinforced the Bank's expectation that the Brazilian economy will grow by 4.7% in 2021.

In the third quarter, the Bank witnessed the interannual variation of the IPCA reach 10.06%, a level above the target set for 2021 (3.75%) and higher than the interannual value of 9.6% projected by Santander for the year 2021. The Bank understands that this inflationary environment and its balance of risks were the reasons for the Central Bank of Brazil to raise the basic interest rate of 5.25% p.a. to 6.25% p.a. in the third quarter and extended the upward cycle into the fourth quarter, when the Selic rate reached 9.25% p.a. at the December 2021 Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the relevant time horizon for monetary policy. In this sense, the Bank projects that the Selic rate will reach 12.25% p.a. at the end of 2022 and may decline to 9.00% p.a. at the end of 2023.

Regarding the behavior of the exchange rate, Banco Santander saw the exchange rate of the Brazilian currency against the US dollar close the third quarter of 2021 at R$5.44/US$. That is, above the rate of R$5.00/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real continued in the fourth quarter, with the exchange rate ending 2021 at R$5.58/US$, and is in line with Santander's forecast that it will end 2022 at R$5.70/US$.

The aforementioned performances took place in the midst of an international environment that the Bank considered less favorable than in previous periods, with the following themes as highlights: 1) beginning of the reduction of monetary stimuli by the North American central bank; 2) increase in coronavirus cases due to the new omicron variant (especially in Europe), which could imply the return of stricter mobility restrictions. In the domestic environment, Santander understands that the main themes were the following: 1) approval of the PEC of Precatórios, which will change the tax structure and; 2) continuity of inflationary pressures, conditioning the current economic context.

2. Performance

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	12M21	12M20	annual changes %	4Q21	3Q21	quarter changes %
Financial Income	99,112.2	108,988.3	(9.1)	29,303.2	39,555.9	(25.9)
Financial Expenses	(59,797.4)	(87,751.0)	(31.9)	(19,749.6)	(31,149.0)	(36.6)
Gross Profit from Financial Operations (a)	39,314.9	21,237.3	85.1	9,553.6	8,406.9	13.6
Other Operating (Expenses) Income (b)	(15,652.3)	(12,555.1)	24.7	(4,111.8)	(4,012.4)	2.5
Operating Income	23,662,6	8,682.3	172.5	5,441.8	4,394.5	23.8
Non-Operating Income	9.0	239.0	(96.2)	(42.3)	23.2	(282.3)
Income Before Taxes on Income and Profit Sharing	23,671.6	8,921.2	165.3	5,399.5	4,417.7	22.2
Income Tax and Social Contribution (a)	(6,503.2)	6,539.5	(199.4)	(951.2)	374.9	(353.7)
Profit Sharing	(2,059.7)	(1,857.9)	10.9	(618.0)	(501.2)	23.3
Non-Controlling Interest	(120.9)	(133.4)	(9.3)	(33.9)	(19.1)	77.5
Consolidated Net Income	14,987.7	13,469.4	11.3	3,796.4	4,272.2	(11.1)

OPERATING RESULT BEFORE ADJUSTED TAXATION	12M21	12M20	annual changes %	4Q21	3Q21	quarterly changes %
(R$ Million)
Result before Taxation on Profit and Participation	23,671.6	8,921.2	165.3	5,399.6	4,417.7	22.2
Foreign Exchange Hedge	2,236.9	13,271.2	(83.1)	782.2	2,247.1	(65.2)
Operating Income Before Adjusted Taxation	25,908.5	22,192.4	16.7	6,181.8	6,664.8	(7.2)

INCOME TAX	12M21	12M20	annual changes %	4Q21	3Q21	quarterly changes %
(R$ Million)
Income tax and social contribution	(6,503.2)	6,539.5	(199.4)	(951.2)	374.9	(353.7)
Foreign Exchange Hedge	(2,236.9)	(13,271.2)	(83.1)	(782.2)	(2,247.1)	(65.2)
Adjusted Income Tax and Social Contribution	(8,740.1)	(6,731.7)	29.8	(1,733.4)	(1,872.2)	(7.4)

Banco Santander has shown a consistent evolution in profitability. This performance is supported by the growth of the customer base, reaching a historic record in the number of acquisitions, and mainly by the greater connection of these customers with the bank and by the increase in transactions.

The gross financial margin reached R$55,617 million in 2021, showing an increase of 8.8% in twelve months. The good performance is due to the customer margin, which grew 9.8% in the year, mainly influenced by higher volumes.

Income from banking services and fees totaled R$18,879 million in 2021, up 13.9% in the year and 3.1% in the quarter, both variations were mainly supported by the growth in revenues from cards, insurance and administration of funds, consortia and goods, in contrast to the drop in revenue from current account services, totaled R$3,812 million in the year, a decrease of -3.9% compared to last year and of -6.3% in the quarter, in reason, mainly due to the growth of transactionality via PIX.

General expenses reached R$21,212 million in 2021, up 3.9% in the year, significantly below the 10.06% inflation for the period, and the growth in total revenues (+10.1% in the year). In 2021, Banco Santander reached an efficiency ratio of 35.3%, an improvement of 9p.p. in 12 twelve months. This performance demonstrates our commitment to productivity, as a result of the strategy of constantly capturing opportunities, through the integration of our platform and the industrialization of our processes.

The annualized return for the period, based on the accounting result on average equity, reached 18.72%, an increase of 1.1 p.p. compared to the same period in 2020.

a) Foreign Exchange Hedge of Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade financing abroad and working capital. To cover exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of taxable income and in the calculation basis of the Contribution Social on Net Income (CSLL) of the investing legal entity domiciled in the country, while the gains or losses on obligations and derivative instruments used as coverage are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, all exchange variation will be computed in the IRPJ and CSLL tax base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS/COFINS) and income taxes (IR/CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	12M21	12M20	annual changes %	4Q21	3Q21	quarterly changes %
Exchange Variation - Profit from Financial Operations	3,862.1	16,791.9	(77.0)	1,426.0	4,380.5	(67.4)
Derivative Financial Instruments - Profit from Financial Operations	(6,374.1)	(30,374.9)	(79.0)	(2,315.8)	(6,927.6)	(66.6)
Income Tax and Social Contribution	2,236.9	13,271.2	(83.1)	782.2	2,247.1	(65.2)
PIS/Cofins - Tax Expenses	275.1	311.8	(11.8)	107.7	300.8	(64.2)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Dec/21	Dec/20	annual changes %
Current Assets	509,576.8	601,809.9	(15.3)
Long-Term Assets	453,799.1	397,955.9	14.0
Total Assets	963,376.0	999,765.9	(3.6)
Current and Long-Term Liabilities	882,996.9	919,291.5	(3.9)
Deferred Income	382.3	355.5	7.5
Non-Controlling Interest	1,257.2	1,150.7	9.3
Stockholders' Equity	78,739.6	78,968.2	(0.3)
Total Liabilities and Stockholders' Equity	963,376.0	999,765.9	(3.6)

Total assets are mainly represented by:

(R$ Millions)	Dec/21	Dec/20	annual changes %
Loan Portfolio	462,749.3	411,654.8	12.4
Securities and Derivative Financial Instruments (1)	248,795.7	266,088.4	(6.5)
Interbank Investments	33,629.3	69,698.3	(51.8)
Interbank Accounts	88,376.6	91,011.3	(2.9)

2.3) Loan Portfolio

Management Disclosure of Loan Portifolio by Segment (R$ Million)	Dec/21	Dec/20	annual changes %
Individuals (1)	208,751.8	173,627.0	20.3
Consumer Finance	65,312.7	60,256.3	8.4
Individuals (1)	56,587.4	53,974.2	4.8
Corporate	8,725.3	6,282.1	38.9
Small and Medium-sized Entities	61,611.5	55,914.9	10.2
Large-sized Entity	125,614.6	121,183.5	3.7
Sim	1,458.7	673.1	116.7
Total Loan portfolio (gross)	462,749.3	411,654.8	12.4
Other Operations with Credit Risk	118,136.5	99,311.8	19.0
Total Extended Portfolio (gross)	580,885.8	510,966.6	13.7
Allowance for Loan Losses (2)	(29,334.6)	(25,067.0)	(14.6)
Total Loan portfolio (net)	551,551.2	485,899.6	15.1

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$266,833 on December 31, 2021 (12/31/2020 – R$227,601).

(2) In addition to the provision for loans, also includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

Delinquency

The delinquency rate over 90 days increased by 0.12 p.p. in the year and reached 2.7% in December 2021, the lowest level ever recorded. This movement was a result of the improvement in the index of the Individuals and Individuals segments, which are still partly influenced by the effect of the payment extensions offered to our customers. In addition, the product mix, with a lower share of the rotating ones, also contributes positively to the good performance of the default rate. In three months, the indicator was stable.

The delinquency from 15 to 90 day rate reached 3.5% in December 2021, a reduction of -0.2 p.p. in the year in both segments. In the quarter, the index decreased by 0.3 pp, also benefiting from the increase in the loan portfolio in the period.

The balance of provisions for expected losses associated with credit risk represents 5.9% of the credit portfolio on December 31, 2021, 6.1% on December 31, 2020.

The expense for allowance for loan losses, net of revenue from recovery of credits written off for losses in 2021 and 2020, was R$11,934 million and R$13,689 million, respectively, showing an increase of -12.8%.

2.4) Funding by Costumers

Funding by Customers (R$ Millions)	Dec/21	Dec/20	annual changes %
Demand Deposits	40,454.3	41,821.3	(3.3)
Saving Deposits	65,220.1	63,306.5	3.0
Time Deposits	293,242.3	279,778.6	4.8
Debentures/LCI/LCA/LIG (1)	61,921.8	52,382.8	18.2
Treasury Bills/Structured Operations Certificates	32,623.7	18,462.0	76.7
Total Funding	493,462.1	455,751.2	8.3

(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

Customer borrowings totaled R$493,462 million on December 31, 2021, an increase of 8.3% in twelve months (or R$37,711 million), mainly influenced by the expressive 76.7% expansion in financial bills, and by the 18.2% growth in debentures and credit letters.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US$2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

In November and December 2021, financial bills with a subordination clause were issued, the funds of which were used to compose Level II of the Reference Equity (PR), in the total amount of R$ 5.5 billion, in negotiations with private investors. The Letras Financeiras have a maturity term of 10 (ten) years with the option of redemption and repurchase in accordance with applicable regulations.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital			Dec/21			Dec/20
Specific features	Tier I (2)	Tier II (2)	Tier II	Tier II	Tier I (1)	Tier II (1)
Issuance	Nov-18	Nov-18	Nov-21	Dec-21	Nov-18	Nov-18
Amount (Million)	$1,250	$1,250	$5,300	$200	$1.250	$1.250
Interest Rate	7.250%	6.125%	CDI+2%	CDI+2%	7.250%	6.125%
Maturity	No Maturity (Perpetual)	Nov-28	Nov-31	Dec-31	No Maturity (Perpetual)	nov-28
Value	$7,050	$7,038	$5,351	$202	$6,554	$6,565
Periodicity of Payment	semiannualy, as of May 8, 2019	semiannualy, as of May 8, 2019	End of term with the Principal	End of term with the Principal	End of term with the Principal	semiannually, as of May 8, 2019

(1) Notes repurchased, as authorized by Bacen on December 18, 2018. As of the authorization date, they were excluded from Level I and Level II of PR.

(2) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

The Notes issued in 2018 have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.6) Stockholders’ Equity

On December 31, 2021, Banco Santander's consolidated stockholders' equity decreased by 0.3% compared to December 31, 2020.

The changes in Stockholders' Equity between December 31, 2021, and December 31, 2020, was mainly due to the net income for the period in the amount of R$14,988 million, the negative adjustment to fair value (securities and derivative financial instruments) in the amount of R$3,597 million, the capital reduction in the amount of R$2,000 million due to the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), see note 21.a and the payment of dividends in the amount of R$6,000 million and Interest on Equity in the amount of R$3,649 million.

Treasury Shares

Below, the movement of Treasury Shares:

	Dec/21	Dec/20
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	18,829	16,702
Shares Acquisitions	91	5,052
Payment - Share-based compensation	(3,165)	(2,925)
Treasury shares at end of the period	15,755	18,829
Subtotal - Treasury Shares in thousands of reais	$711,268	$789,587
Emission Costs in thousands of Reais	$1,771	$1,771
Balance of Treasury Shares in thousands of reais	$713,039	$791,358
Cost/Share price	Units	Units
Minimum cost	$7.55	$7.55
Weighted average cost	$33.86	$33.24
Maximum cost	$49.55	$49.55
Share price	$29.98	$44.83

In the fiscal year ended on December 31, 2021, and December 31, 2020, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Dec/21	Dec/20
Interest on capital	3,649.0	3,325.0
Dividends	6,000.0	0.0
Total	9,649.0	3,325.0

2.7) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until September 2021 the PR requirement was 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional for Capital Conservation and 1 .00% Systemic Additional. Tier I PR was 8.625% and Minimum Principal Capital was 7.125%.

In October 2021, the Additional for Capital Conservation increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, with the requirement of Tier I PR of 9.00% and of Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into force.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

Basel Index%	Dec/21	Dec/20
Tier I Regulatory Capital	76,969.9	77,571.5
Principal Capital	69,919.9	71,006.3
Supplementary Capital	7,050.1	6,565.2
Tier II Regulatory Capital	12,591.3	6,554.5
Regulatory Capital (Tier I and II)	89,561.3	84,126.0
Credit Risk	527,119.3	478,303.5
Market Risk	15,122.2	15,846.3
Operational Risk	58,499.8	57,419.4
Total RWA	600,741.3	551,569.2
Basel I Ratio	12.81	14.06
Basel Principal Capital	11.64	12.87
Basel Regulatory Capital	14.91	15.25

2.8) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended December 31, 2021, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	59,429.2	2,023.0	1,012.3	54,130.5	100.0%
Santander Leasing S.A. Arrendamento Mercantil	14,724.7	10,944.6	372.6	2,533.0	100.0%
Santander Corretora de Seguros, Investimento e Serviços S.A.	10,805.7	3,581.0	1,048.9	-	100.0%
Banco RCI Brasil S.A.	11,147.5	1,457.3	157.5	9,123.6	39.9%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,745.0	2,592.7	97.7	-	100.0%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,600.6	771.2	85.0	-	100.0%

The financial statements of the above Subsidiaries were prepared in accordance with the accounting practices adopted in Brazil, established by the Corporation Law, together with the rules of the CMN, Bacen and the document model provided for in the Accounting Plan of Cosif Institutions, of CVM, which do not conflict with the rules issued by Bacen, without the elimination of operations with affiliates.

3. Corporate Restructuring

During the year ended December 31, 2021, and the year ended December 31, 2020, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements No. 31.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Board of Directors of Banco Santander met and resolved:

On December 28, 2021, it approved the proposal for the declaration and payment of interest on equity, in the amount of R$249 million, which will be paid as of February 3, 2022, without any monetary restatement.

On December 17, 2021, it approved the dismissal of Mr. Sérgio Agapito Lires Rial from the position of Chief Executive Officer of the Company; the management of Mr. Mario Roberto Opice Leão, current Executive Vice-President, to the position of Chief Executive Officer of the Company; the dismissal of Mr. Juan Sebastián Moreno Blanco from the position of Executive Vice-President of the Company and the management of the current Directors without Specific Designation, Ms. Andrea Marques de Almeida, Ms. Elita Vechin Pastorelo Ariaz, and Mr. João Marcos Pequeno De Biase, to the position of Executive Vice Presidents of the Company.

On December 17, 2021, it approved the appointment of Mr. Sérgio Agapito Lires Rial, to the positions of Coordinator of the Nomination and Governance Committee and member of the Company's Remuneration and Risks and Compliance Committees; the dismissal of Mr. Mario Roberto Opice Leão and Mr. Carlos Rey de Vicente from the positions of members of the Company's Sustainability Committee and the appointment of Ms. Andrea Marques de Almeida and Mr. Álvaro Antônio Cardoso de Souza and Mr. Luiz Masagão Ribeiro Filho as members of the Company's Sustainability Committee.

On December 1, 2021, it approved the election of Mr. Gustavo de Souza Fosse as Officer without specific designation by the Company.

On November 16, 2021, it became aware of the resignation request presented by Mr. Álvara Antônio Cardoso de Souza as Chairman of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Compensation and Risks and Compliance Committees of the Company, all with effect from January 1, 2022 and approved the Management Proposal to call the Extraordinary General Meeting of the Company to be held on December 17, 2021.

On November 1, 2021, it approved the election of Ms. Maria Teresa Mauricio da Rocha Pereira Leite, Ms. Andrea Marques de Almeida and Mr. Gilberto Duarte de Abreu as Officers without specific designation of the Company.

On October 26, 2021, it approved the proposal for declaration and payment of dividends on equity, in the amount of R$ 3.0 billion, paid on December 3, 2021, without any remuneration as monetary restatement.

On October 26, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting Internationals (IFRS), both for the period ended September 30, 2021.

On September 16, 2021, it approved the re-election of Ms. Monique Silvano Arantes Bernardes as Ombudsman of the Company for a new term of 1 (one) year.

On July 27, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting Internationals (IFRS), both for the semester ended June 30, 2021.

On July 27, 2021, it approved the proposal for declaration and payment of interest on equity, in the amount of R$ 3.4 billion, paid on September 3, 2021, without any remuneration by way of monetary restatement.

On July 1, 2021, it approved the election of Mr. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without a Specific Designation of the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which will result in the segregation of its shares issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment methods operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Individual and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

The resolutions of the Board of Directors for the year 2020 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2020.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 30 to this publication.

Capital Management Structure

Banco Santander's capital management structure has robust governance, which supports the processes related to this issue and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for the effective management of capital. Further details can be found in the Risk and Capital Management Framework, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been so much talked about. Take care of yourself and also the other. And at Banco Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 48,834 employees here in Brazil.

On the subject of Health, we designed our internal protocol to act in the containment of COVID-19, guided by Organs sanitary and health bodies. In addition to face-to-face assistance at clinics, hospitals and emergency rooms, employees and their dependents also have telemedicine services offered in their health care plans.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Banco Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner. To this end, the process of updating our teams is essential and, therefore, we have the “Café com Rial” monthly. In a videoconference with the entire Bank, our CEO Sergio Rial talks about certain topics and answers questions from employees live. The last Café had a record participation of 44 thousand employees.

In August 2021, we also had the Blood Donation Campaign, where we had excellent adhesion, which could have saved more than 7,000 lives.

At the end of September 2021, we had Santander Week, which took place in all Santander units around the world. This year, our main focus was the “Joy of Serving” our customers, employees and society. During the week, in addition to the actions, we also had Amigo de Valor, which supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Children and Adolescents Direct Funds.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 4Q21:

Environmental

•         We made R$51.6 billion feasible in sustainable businesses. This value represents a growth of X% compared to the same period of the previous year.

•         In CDC Solar, we financed a total of R$ 2.4 Bi between Santander Financiamentos and Rede Varejo operations.

•         Launch of Portal Amazônia, which is a space to present the Bank's activities in the Amazon Region, with numbers on Infrastructure, Sanitation, Social Impact, Agribusiness, Climate Change, Amazon Plan, among others.

•         Carbon Calculator: with the aim of encouraging Santander Brasil employees and affiliates to know their carbon footprint, the Bank created the individual carbon calculator. It's a quick questionnaire about people's daily lives to find out the amount of CO2 emitted monthly into the environment and see how to find a more neutral path to have less impact. https://santander.carboncalculator.greendomus.info/calculator

Social

Highlight for the greatest Friend of Valor in history. R$19.8 MM were raised in this edition. We will support the 100 selected projects with 100% of the requested resources.

Governance

Permanence in the ISE (the index groups the companies with the best performance in corporate sustainability), CDP and several awards, with emphasis on Fortune, with the case of renewable energies, as one of the companies that most change the world.

Awards in the period:

• Fortune - Change the World 2021 - Santander is the 4th. company in Fortune Magazine's Change the World 2021 ranking.

• Most Sustainable Company at Época Negócios 360° - In a special award for the 10th anniversary of the yearbook, Santander was elected the company of the decade in terms of Sustainability.

• GPTW - For the 6th consecutive year, Santander was elected one of the best companies to work for in Brazil by GPTW. This is the first time that we are in the top ten.

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of home office work, (b) the definition of a monitoring protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services unrelated to the audit of Financial Statements by its independent auditors is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not exercise managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee.

Pursuant to CVM Instruction 381/2003, Banco Santander informs that in the period ended December 31, 2021, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and its subsidiaries superior to 5% of total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include an assessment of the work performed, including any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services unrelated to the audit of the Financial Statements by its independent auditors during the period ended December 31, 2021, did not affect the independence and objectivity in conducting the external audit work carried out at Banco Santander and other entities of the Group, since the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 02/01/2022)

The estimation of the allowance for loan losses involves a high level of judgment by management. The establishment of the allowance for loan losses involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios.

This judgment considers several assumptions in the determination of the allowances. The allowance for loan losses is recorded in accordance with the regulatory requirements of the National Monetary Council (CMN) and the Brazilian Central Bank (BACEN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the minimum amount required by current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in the recording the allowance. Management also considered the impacts of CMN Resolution 4,803, of April 2020, and CMN Resolution 4,855, of September 2020, which provide guidance regarding the criteria for estimating the allowance for loan losses for renegotiated operations during the Covid-19 pandemic period.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes: (i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have tested the integrity of the database used to calculate the allowance for loan losses, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, the assumptions adopted, as well as the comparison of the account balances with the analytical reports.

We performed an understanding of the procedures adopted by management in considering the impacts of COVID-19 in the estimation of additional expected credit loss, evaluating the reasonableness of the estimation considering models, assumptions and data used. Additionally, we confirmed that the adjustments made to the allowance for loan losses were approved by the appropriated governance bodies.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for loan losses are consistent with the information examined in our audit.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
area in our audit.	As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2021, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the Brazilian Central Bank, were submitted to audit procedures performed in conjunction with the audit of the Bank's and Consolidated's financial statements. The presentation of this statement is required by the Brazilian corporate legislation for listed companies. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 2, 2022

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Caio Fernandes Arantes
Contador CRC 1SP222767/O-3

Balance Sheet

			Bank		Consolidated
	Notes	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Current Assets		522,451,023	586,324,279	509,576,839	601,809,939
Cash	4	16,361,758	19,522,250	16,386,974	19,512,315
Financial Instruments		443,560,677	511,695,788	425,610,218	521,618,612
Interbank Investments	5	85,800,514	112,963,929	31,388,970	68,116,477
Securities and Derivative Financial Instruments	6	78,980,822	96,534,510	93,620,934	107,235,066
Derivative Financial Instruments	6	15,273,412	17,886,650	7,279,673	18,446,009
Lending Operations	8	113,914,019	114,776,536	144,239,508	141,271,392
Others Assets Instruments	10	149,591,910	169,534,163	149,081,133	186,549,668
Leasing Operations		-	-	1,117,370	905,502
Provisions for Expected Losses Associated with Credit Risk	8.e	(6,208,228)	(7,078,539)	(7,706,994)	(8,563,593)
Other Assets	12	67,383,339	61,096,086	73,005,988	67,180,324
Current Tax Assets		1,353,477	1,088,694	1,163,283	1,156,779

Long-Term Assets		458,365,721	403,900,472	453,799,131	397,955,933
Financial Instruments		387,956,693	331,190,945	400,059,113	339,374,177
Interbank Investments	5	33,260,243	30,940,159	2,240,348	1,581,776
Securities and Derivative Financial Instruments	6	129,206,353	119,283,560	134,085,048	126,013,272
Derivative Financial Instruments	6	13,667,486	14,394,066	13,810,051	14,394,066
Lending Operations	8	203,445,400	164,803,732	239,240,166	196,839,325
Others Assets Instruments	10	8,377,211	1,769,428	10,683,500	545,738
Leasing Operations		-	-	1,578,582	1,565,882
Provisions for Expected Losses Associated with Credit Risk	8.e	(17,165,339)	(14,756,906)	(19,424,300)	(16,503,895)
Other Assets	12	14,489,073	15,179,345	17,360,213	17,774,260
Current and Deferred Tax Assets		35,767,085	36,879,209	41,289,987	41,894,356
Current		2,593,535	1,130,228	3,331,917	1,973,522
Deferred	11	33,173,550	35,748,981	37,958,070	39,920,834
Investments		25,980,085	23,208,562	428,488	332,851
Investments in Associates and Subsidiaries	14	25,958,916	23,187,617	408,693	311,852
Other Investments		21,169	20,945	19,795	20,999
Fixed Assets	15	6,066,686	6,102,538	6,384,348	7,046,685
Real Estate for Use		2,463,155	2,443,916	2,752,082	2,744,391
Other Fixed Assets in Use		13,292,159	12,405,737	13,528,400	14,220,916
(Accumulated Depreciation)		(9,688,628)	(8,747,115)	(9,896,134)	(9,918,622)
Intangible	16	5,271,438	6,096,779	6,122,700	6,471,617
Goodwill on Acquisition of Subsidiaries		27.220.515	28,523,504	28,155,084	29,680,240
Other Intangible Assets		10,793,517	9,510,686	11,145,052	10,208,203
(Accumulated Amortizations)		(32,742,594)	(31,937,411)	(33,177,436)	(33,416,826)
Total Assets		980,816,744	990,224,751	963,375,970	999,765,872

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Current Liabilities		581,835,528	639,939,624	571,159,070	653,999,366
Deposits and Other Financial Instruments		570,676,801	612,837,974	552,620,227	603,022,424
Deposits	17	302,306,231	292,520,822	298,306,809	290,741,035
Money Market Funding	17	85,154,534	119,188,451	79,933,047	114,214,008
Local Borrowings	17	76,021,633	53,750,603	76,026,549	53,790,402
Domestic Onlendings - Official Institutions	17	4,387,014	4,920,596	4,387,014	4,920,596
Funds from Acceptance and Issuance of Securities	17	28,875,943	36,043,882	27,581,480	30,549,046
Derivative Financial Instruments	6	14,479,201	17,389,567	6,956,577	18,372,819
Other Financial Liabilities	18.a	59,452,245	89,024,053	59,428,751	90,434,518
Other Liabilities		10,218,257	26,145,866	16,164,475	48,710,732
Provision for Tax Risks and Legal Obligations	20.b	87,702	33,573	171,130	115,852
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	20.b	1,565,666	2,343,001	1,665,134	2,457,423
Other Provisions	19	1,527,594	1,348,726	5,730,626	5,365,387
Others	19	7,037,296	22,420,566	8,597,586	40,772,070
Current Tax Liabilities	11	940,470	955,784	2,374,368	2,266,210

Long-Term Liabilities		319,776,644	270,788,267	311,837,837	265,292,088
Deposits and Other Financial Instruments		262.445.497	232,775,324	245,356,883	221,416,627
Deposits	17	104,576,178	99,950,659	105,332,878	99,310,763
Money Market Funding	17	15,715,553	40,783,009	15,715,553	40,783,009
Local Borrowings	17	3,707,117	1,221,159	3,707,117	1,221,159
Domestic Onlendings - Official Institutions	17	7,466,070	7,827,793	7,466,070	7,827,793
Funds from Acceptance and Issuance of Securities	17	86,967,036	51,015,924	67,799,380	40,078,721
Derivative Financial Instruments	6	17,676,138	17,737,559	17,690,654	17,896,646
Other Financial Liabilities	18.a	26,337,405	14,239,221	27,645,231	14,298,536
Other Liabilities		55,300,978	33,579,893	63,772,477	38,833,292
Provision for Tax Risks and Legal Obligations	20.b	4,224,532	4,216,171	6,577,554	6,591,441
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	20.b	3,468,009	3,578,881	3,660,582	3,884,857
Other Provisions	19	931,767	811,461	1,036,486	896,819
Others	19	46,676,670	24,973,380	52,497,855	27,460,175
Deferred Tax Liabilities		2,030,169	4,433,050	2,708,477	5,042,170

Deferred Income		360,501	313,983	382,255	355,526

Stockholders' Equity	21	78,844,071	79,182,877	78,739,563	78,968,183
Capital	21.a	55,000,000	57,000,000	55,000,000	57,000,000
Capital Reserves	21.c	387,537	302,665	400,701	298,313
Profit Reserves	21.c	27,954,392	23,128,797	27,445,196	22,511,135
Adjustment to Fair Value		(3,784,819)	(457,227)	(3,393,295)	(49,907)
Acumulated Profits		-	-	-	-
(-) Treasury Shares	21.d	(713,039)	(791,358)	(713,039)	(791,358)

Non Controlling Interest	21.e	-	-	1,257,244	1,150,708

Total Stockholders' Equity		78,844,071	79,182,877	79,996,808	80,118,891

Total Liabilities		980,816,744	990,224,751	963,375,970	999,765,872

The accompanying notes from Management are an integral part of these financial statements.

Statement of Income

				Bank			Consolidated
	Notes	07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020	07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Income Related to Financial Operations		64,417,311	89,510,090	99,165,058	68,859,100	99,112,242	108,988,273
Loan Operations		29,614,606	49,671,784	46,237,064	35,754,810	61,171,882	57,764,083
Leasing Operations		-	-	-	136,864	251,098	287,529
Securities Transactions	6.a	25,357,665	28,372,573	57,259,976	23,639,597	25,419,994	54,234,954
Derivatives Transactions		5,324,592	7,617,437	(277,672)	5,200,802	8,411,746	747,518
Foreign Exchange Operations		2,398,984	1,434,356	(5,605,733)	2,397,324	1,432,696	(5,605,733)
Compulsory Deposits		1,721,464	2,413,940	1,551,423	1,729,703	2,424,826	1,559,922
Expenses on Financial Operations		(50,058,822)	(56,931,567)	(83,174,153)	(50,898,618)	(59,797,367)	(87,750,952)
Funding Operations Market	17.b	(30,341,909)	(34,550,727)	(44,594,777)	(29,526,864)	(34,635,027)	(45,880,675)
Borrowings and Onlendings Operations		(12,593,942)	(9,424,889)	(24,511,485)	(12,600,185)	(9,430,355)	(24,542,771)
Operations of Sale or Transfer of Financial Assets		(479.667)	(375,913)	(851,467)	(479,638)	(375,877)	(851,335)
Allowance for Loan Losses	8.e	(6,643,304)	(12,580,038)	(13,216,424)	(8,291,931)	(15,356,108)	(16,476,171)
Gross Income Related to Financial Operations		14,358,489	32,578,523	15,990,905	17,960,482	39,314,875	21,237,321

Other Operating Revenues (Expenses)		(5,838,931)	(11,420,476)	(8,479,146)	(8,124,186)	(15,652,312)	(12,555,051)
Banking Service Fees	23	5,678,070	10,816,722	9,536,192	7,147,332	14,007,589	13,184,767
Income Related to Bank Charges	23	2,344,494	4,686,933	4,590,143	2,664,120	5,355,587	5,279,203
Personnel Expenses	24	(3,053,909)	(6,027,467)	(6,220,134)	(3,645,379)	(7,131,154)	(7,177,217)
Other Administrative Expenses	25	(6,478,688)	(13,194,063)	(11,337,530)	(6,485,388)	(13,530,465)	(12,800,395)
Tax Expenses	11.d	(1,479,917)	(3,371,632)	(2,841,346)	(2,094,400)	(4,531,027)	(3,980,474)
Investments in Affiliates and Subsidiaries	14	1,717,314	3,676,647	3,007,124	40,830	69,396	51,718
Other Operating Revenues	26	1,474,800	2,978,645	4,600,025	2,263,623	4,921,425	6,265,868
Other Operating Expenses	27	(6,041,095)	(10,986,261)	(9,813,620)	(8,014,924)	(14,813,663)	(13,378,521)
Operating Income		8,519,558	21,158,047	7,511,759	9,836,296	23,662,563	8,682,270

Non-Operating Income	28	6,251	58,835	240,290	(19,077)	9,000	238,967

Income Before Taxes on Income and Profit Sharing		8,525,809	21,216,882	7,752,049	9,817,219	23,671,563	8,921,237
Income Tax and Social Contribution	11	377,085	(4,360,778)	7,972,186	(576,346)	(6,503,225)	6,539,467
Provision for Income Tax		1,502,099	(1,132,791)	(28,965)	871,514	(2,628,111)	(1,519,306)
Provision for Social Contribution Tax		1,151,916	(1,029,090)	(35,590)	600,579	(2,025,626)	(835,326)
Deferred Tax Credits		(2,276,930)	(2,198,897)	8,036,741	(2,048,439)	(1,849,488)	8,894,099
Profit Sharing		(1,002,463)	(1,860,596)	(1,668,087)	(1,119,206)	(2,059,673)	(1,857,937)
Non Controlling Interest	21.e	-	-	-	(53,031)	(120,949)	(133,387)
Net Income		7,900,431	14,995,508	14,056,148	8,068,636	14,987,716	13,469,380

Number of Shares (Thousands)	21.a	7,498.531	7,498.531	7,498.531	-
$)		1,053.60	1,999.79	1,874.52	-

The accompanying notes from Management are an integral part of these financial statements.

Statement of Comprehensive Income

			Bank			Consolidated
	07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020	07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Profit for the Period	7,900,431	14,995,508	14,056,148	8,068,636	14,987,716	13,469,380
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,993,306)	(3,581,648)	(1,291,042)	(1,995,805)	(3,597,444)	(895,443)
Available-for-sale financial assets	(1,557,596)	(2,613,797)	(1,157,351)	(1,560,096)	(2,629,593)	(775,316)
Available-for-sale financial assets	(2,480,954)	(4,202,188)	(2,505,243)	(2,784,609)	(4,711,126)	(1,703,396)
Related Companies	(295,760)	(482,361)	95,130	-	-	-
Income taxes	1,219,118	2,070,752	1,252,762	1,224,513	2,081,533	928,080

Cash flow hedges	(435,710)	(967,851)	(133,691)	(435,709)	(967,851)	(120,127)
Cash flow hedges	(960,095)	(1,615,600)	(93,213)	(894,017)	(1,740,909)	(57,271)
Related Companies	66,077	(125,309)	22,378	-	-
Income taxes	458,308	773,058	(62,856)	458,308	773,058	(62,856)

Other Comprehensive Income that won't be reclassified for Net income:	129,415	254,056	572,062	129,415	254,056	572,062
Defined Benefits plan	129,415	254,056	572,062	129,415	254,056	572,062
Defined Benefits plan	311,212	575,560	1,130,271	311,212	575,560	1,130,271
Income taxes	(181,797)	(321,504)	(558,208)	(181,797)	(321,504)	(558,209)

Comprehensive Income for the Period	6,036,540	11,667,916	13,337,168	6,202,246	11,644,328	13,145,999
Attributable to parent company				6,149,215	11,523,379	13,012,612
Attributable to non-controlling interests				53,031	120,949	133,387
Total				6,202,246	11,644,328	13,145,999

The accompanying notes from Management are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Total

Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062
Treasury Shares	21.d	-	-	-	-	-	-	-	-	(110,223)	(110,223)
Result of Treasury Shares	21.d	-	(15,068)	-	-	-	-	-	-	-	(15,068)
Reservations for Share - Based Payment		-	120,364	-	-	-	-	-	-	-	120,364
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,323,847)	32,805	-	-	-	(1,291,042)
Net Income		-	-	-	-	-	-	-	14,056,148	-	14,056,148
Allocations:
Legal Reserve	21.c	-	-	702,807	-	-	-	-	(702,807)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)
Minimum Mandatory Dividend	21.b	-	-	-	-	-	-	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-
Balances as of December 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Changes in the Period		-	105,296	702,807	9,516,254	(1,323,847)	32,805	572,062	-	(110,223)	9,495,154

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Total

Balances as of December 31, 2020		57,000,000	302,665	4,520,872	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,878
Employee Benefit Plan		-	-	-	-	-	-	254,056	-	-	254,056
Treasury Shares	21.d	-	-	-	-	-	-	-	-	78,319	78,319
Result of Treasury Shares	21.d	-	40,821	-	-	-	-	-	-	-	40,821
Reservations for Share - Based Payment		-	44,051	-	-	-	-	-	-	-	44,051
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,985,149)	(596,500)	-	-	-	(3,581,649)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Prescribed Dividends		-	-	-	6,529	-	-	-	-	-	6,529
Net Income		-	-	-	-	-	-	-	14,995,508	-	14,995,508
Allocations:
Legal Reserve	21.c	-	-	749,775	-	-	-	-	(749,775)	-	-
Dividends	21.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,796,733	-	-	-	(4,796,733)	-	-
Balances as of December 31, 2021		55,000,000	387,537	5,270,648	22,683,744	(388,282)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Changes in the Period		(2,000,000)	84,872	749,775	4,075,818	(2,985,149)	(596,500)	254,056	-	78,319	(338,808)

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Total

Balances as of June 30, 2021		55,000,000	273,136	4,875,625	21,820,805	1,375,342	(242,632)	(3,053,638)	-	(709,770)	79,338,868
Employee Benefit Plans		-	-	-	-	-	-	129,415	-	-	129,415
Treasury Shares	21.d	-	-	-	-	-	-	-	-	(3,269)	(3,269)
Result of Treasury Shares	21.d	-	239	-	-	-	-	-	-	-	239
Reservations for Share - Based Payment		-	114,162	-	-	-	-	-	-	-	114,162
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,763,623)	(229,683)	-	-	-	(1,993,306)
Prescribed Dividends		-	-	-	6,529	-	-	-	-	-	6,529
Net Income		-	-	-	-	-	-	-	7,900,431	-	7,900,431
Allocations:
Legal Reserve	21.c	-	-	395,022	-	-	-	-	(395,022)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)
Dividend	21.b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	21.c	-	-	-	856,410	-	-	-	(856,410)	-	-
Balances as of December 31, 2021		55,000,000	387,537	5,270,648	22,683,744	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Changes in the Semester		-	114,401	395,023	862,939	(1,763,623)	(229,683)	129,415	-	(3,269)	(494,797)

The accompanying notes from Management are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustments to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062	-	572,062
Treasury Shares	21.d	-	(15,068)	-	-	-	-	-	-	(110,223)	(125,291)	-	(125,291)
Reservations for Share - Based Payment		-	119,266	-	-	-	-	-	-	-	119,266	-	119,266
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(928,249)	32,806	-	-	-	(895,443)	-	(895,443)
Net Income		-	-	-	-	-	-	-	13,469,380	-	13,469,380	-	13,469,380
Allocations:
Legal Reserve	21.c	-	-	702,807	-	-	-	-	(702,807)	-	-	-	-
Interests on Capital	21.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)	-	(3,325,000)
Dividends	21.b	-	-	-	-	-	-	-	(512,087)	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-	-	-
Unrealized Profit		-	-	-	(586,768)	-	-	-	586,768	-	-	-	-
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	(133,387)	(133,387)
Others		-	-	-	(107,936)	-	-	-	-	-	(107,936)	(411,266)	(519,202)
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Changes in the Period		-	104,198	702,807	8,821,550	(928,249)	32,806	572,062	-	(110,223)	9,194,951	(544,653)	8,650,298

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustments to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	254,057	-	-	254,057	-	254,057
Treasury Shares	21.d	-	40,821	-	-	-	-	-	-	78,319	119,140	-	119,140
Reservations for Share - Based Payment		-	61,567	-	-	-	-	-	-	-	61,567	-	61,567
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(3,000,945)	(596,500)	-	-	-	(3,597,445)	-	(3,597,445)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Prescribed Dividends		-	-	-	6,529	-	-	-	-	-	6,529	-	6,529
Net Income		-	-	-	-	-	-	-	14,987,716	-	14,987,716	-	14,987,716
Allocations:
Legal Reserve	21.c	-	-	749,386	-	-	-	-	(749,386)	-	-	-	-
Dividend	21.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)	-	(6,000,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	21.c	-	-	-	5,298,525	-	-	-	(5,298,525)	-	-	-	-
Unrealized Profit		-	-	-	(509,195)	-	-	-	509,195	-	-	-	-
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	120,949	120,949
Others		-	-	-	116,260	-	-	-	-	-	116,260	(14,412)	101,848
Balances as of December 31, 2021		55,000,000	400,701	5,270,258	22,174,938	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,563	1,257,245	79,996,808
Changes in the Period		(2,000,000)	102,388	749,386	4,184,675	(3,000,945)	(596,500)	254,057	-	78,319	(228,620)	106,537	(122,083)

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustments to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of June 30, 2021		55,000,000	265,784	4,866,826	21,128,435	1,773,124	(246,391)	(3,053,639)	-	(709,770)	79,024,369	1,297,163	80.321.532
Employee Benefit Plans		-	-	-	-	-	-	129,416	-	-	129,416	-	129,416
Treasury Shares	21.d	-	239	-	-	-	-	-	-	(3,269)	(3,030)	-	(3.030)
Reservations for Share – Based Payment		-	134,678	-	-	-	-	-	-	-	134,678	-	134.678
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,769,882)	(225,923)	-	-	-	(1,995,805)	-	(1,995,805)
Prescribed Dividends		-	-	-	6,529	-	-	-	-	-	6,529	-	6,529
Net Income		-	-	-	-	-	-	-	8,068,636	-	8,068,636	-	8,068,636
Allocations:						-
Legal Reserve	21.c	-	-	403,432	-	-	-	-	(403,432)	-	-	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)	-	(3.649.000)
Dividend	21.b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)	-	(3.000.000)
Reserve for Dividend Equalization	21.c	-	-	-	2,050,999	-	-	-	(2,050,999)	-	-	-	-
Unrealized Profit		-	-	-	(1,034,795)	-	-	-	1,034,795	-	-	-	-
Non-Controlling Interest	21.e	-	-	-	-	-	-	-	-	-	-	53,031	53.031
Others		-	-	-	23,770	-	-	-	-	-	23,770	(92,949)	(69,179)
Balances as of December 31, 2021		55.000.000	400,701	5,270,258	22,174,938	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,563	1,257,245	79,996,808
Changes in the Semester		-	134,917	403,432	1,046,503	(1,769,882)	(225,923)	129,416	-	(3,269)	(284,806)	(39,918)	(324,724)

The accompanying notes from Management are an integral part of these financial statements.

Statement of Cash Flows

			Bank			Consolidated
		07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020	07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020
	Notes
Operational Activities
Net Income		7,900,431	14,995,508	14,056,148	8,068,636	14,987,716	13,469,380
Adjustment to Net Income		(17,013,687)	40,318,423	(7,202,429)	(13,736,950)	46,920,265	1,387,494
Allowance for Loan Losses	8.e	6,643,304	12,580,038	13,216,424	8,291,931	15,356,108	16,476,171
Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	666,611	1,349,302	1,394,832	838,551	1,586,786	1,859,133
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	354,297	611,011	316,431	388,405	669,909	366,578
Deferred Tax Credits and Liabilities	11.a & b	2,560,987	3,005,190	(7,500,998)	2,287,078	2,728,833	(7,641,153)
Equity in Affiliates and Subsidiaries	14	(1,717,314)	(3,676,647)	(3,007,124)	(40,830)	(69,396)	(51,718)
Depreciation and Amortization	25	1,348,455	3,637,533	2,641,934	1,408,506	3,822,494	3,094,511
Recognition (Reversal) Allowance for Other Assets Losses	28	1,301	19,309	(11,534)	13,052	25,953	(24,629)
Gain (Loss) on Sale of Other Assets	28	130,330	81,439	(72,815)	114,447	68,882	(64,108)
Gain (Loss) on Sale of Investments	28	-	-	(168,588)	(118)	(59)	(168,588)
Provision for Financial Guarantees	27	(68,864)	-	-	(68,864)	-	-
Monetary Adjustment of Escrow Deposits	26	(242,357)	(331,513)	(186,159)	(331,737)	(437,885)	(235,800)
Recoverable Taxes	26	(50,395)	(197,801)	(119,320)	(63,684)	(219,257)	(166,091)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		5.325	-	-	5,325	-	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(26.635.719)	23,236,338	(12,150,805)	(26,635,719)	23,236,338	(12,150,805)
Others		(9,648)	4,224	(1,554,707)	56,707	151,559	93,993
Changes on Assets and Liabilities		16,735,262	(42,865,406)	19,131,193	14,020,449	(45,245,225)	29,383,588
Decrease (Increase) in Interbank Investments		8,945,566	33,110,288	(30,183,420)	14,280,875	43,845,300	(28,351,422)
Decrease (Increase) in Securities and Derivative Financial Instruments		(8.960.300)	2,681,298	(53,030,752)	(10,276,876)	(866,918)	(57,200,916)
Decrease (Increase) in Lending and Leasing Operations		(21,042,384)	(47,440,659)	(79,248,979)	(26,442,500)	(57,529,326)	(70,360,003)
Decrease (Increase) in Other - Other - Provisions for Expected Losses Associated with Credit Risk		(867.737)	(469,012)	823,244	(643,963)	(461,635)	605,492
Decrease (Increase) in Deposits on Central Bank of Brazil		(7.382.716)	(10,022,362)	10,951,716	(7,514,359)	(10,179,967)	11,254,324
Decrease (Increase) in Other Financial Assets		21,841,453	62,407,067	(6,656,801)	25,434,744	61,136,160	(4,388,037)
Decrease (Increase) in Prepaid Expenses		471,288	209,318	(107,645)	460,928	305,639	49,414
Decrease (Increase) in Other Assets		(2,562,110)	(5,676,353)	27,159,289	4,092,051	6,795,561	25,232,030
Decrease (Increase) in Current Tax Assets		(3,896,617)	(1,530,289)	139,380	(4,428,702)	(1,142,828)	355,937
Net Change on Other Interbank and Interbranch Accounts		3.657.572	(1,548,498)	(7,476,244)	3,657,228	13,358,138	(12,477,368)
Increase (Decrease) in Deposits		5,452,217	14,410,928	118,259,315	5,052,100	13,587,889	117,123,807
Increase (Decrease) in Money Market Funding		(26,556,661)	(59,101,373)	30,339,013	(27,799,198)	(59,348,417)	31,056,027
Increase (Decrease) in Borrowings		18,424,176	25,748,805	7,318,412	18,429,092	25,713,921	9,892,353
Increase (Decrease) in Other Financial Liabilities		(2,569,024)	(93,789,615)	(3,503,797)	(7,614,984)	(93,562,346)	(5,124,944)
Increase (Decrease) in Other Liabilities		35,636,911	38,113,847	4,410,201	30,900,265	12,968,717	11,658,422
Increase (Decrease) in Current Tax Liabilities		(2,390,122)	2,554,006	(113,981)	(1,395,433)	4,778,126	1,363,656
Increase (Decrease) in Change in Deferred Income		(18,371)	46,518	52,242	(31,930)	26,729	70,308
Income Tax Recovered/(Paid)		(1,447,879)	(2,569,320)	-	(2,138,889)	(4,669,968)	(1,375,492)
Net Cash Provided by (Used in) Operational Activities		7,622,006	12,448,525	25,984,912	8,352,135	16,662,756	44,240,462
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	-	-	(493,156)	-	-	-
Purchase of Investment		(3,487)	(3,487)	(145)	(2,059)	(2,059)	(130)
Purchase of Fixed Assets		(701,458)	(1,075,927)	(1,076,414)	(740,691)	(1,127,830)	(1,437,665)
Purchase of Intangible Assets		(956,852)	(20,352)	(1,740,278)	(1,627,546)	(904,173)	(1,958,678)
Net Cash Received on Sale/Reduction of Investments		13,345	13,345	-	13,344	13,344	6
Acquisition of Minority Residual Interest in Subsidiary	2.c	(308,100)	(908,100)	(1,606,000)	(13,007)	(31,671)	(1,606,000)
Proceeds from Assets not in Use		88,236	431,904	639,346	135,341	489,810	668,206
Proceeds from Property for Own Use		(44,938)	(21,304)	101,729	40,326	613,808	163,750
Proceeds from Affiliates and Subsidiaries		839	876,904	6,294,769	-	-	171,213
Dividends and Interest on Capital Received		76,703	335,084	1,293,445	139,467	179,079	(5,165)
Net Cash Provided by (Used in) Investing Activities		(1,835,712)	(371,933)	3,413,296	(2,054,825)	(769,692)	(4,004,463)
Financing Activities
Purchase of Own Share	21.d	(3,269)	78,319	(110,223)	(3,269)	78,319	(110,223)
Issuance of Long - Term Emissions		42,965,339	99,229,585	71,204,332	43,116,455	96,662,999	62,324,678
Long - Term Payments		(49,767,726)	(96,732,607)	(82,628,491)	(50,284,805)	(98,017,056)	(84,683,718)
Dividends and Interest on Capital Paid		(5,487,571)	(9,545,424)	(10,094,087)	(5,880,282)	(9,995,696)	(10,211,084)
Increase (decrease) in Minority Interest		-	-	-	29,394	29,394	-
Net Cash Provided by (Used in) Financing Activities		(12,293,227)	(6,970,127)	(21,628,469)	(13,022,507)	(11,242,040)	(32,680,347)
Exchange Variation on Cash and Cash Equivalents		(5,325)	-	-	(5,325)	-	-
Increase (Decrease) in Cash and Cash Equivalents		(6,512,258)	5,106,465	7,769,739	(6,730,522)	4,651,024	7,555,652
Cash and Cash Equivalents at the Beginning of Period	4	40,809,894	29,191,171	21,421,432	40,380,861	28,999,315	21,443,663
Cash and Cash Equivalents at the End of Period	4	34,297,636	34,297,636	29,191,171	33,650,339	33,650,339	28,999,315

The accompanying notes from Management are an integral part of these financial statements.

Statement of Value Added

						Bank				Consolidated
		07/01 to 12/31/2021	01/01 to 12/31/2021		01/01 to 12/31/2020		07/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2020
	Notes
Income Related to Financial Operations		64,417,311	89,510,090		99,165,058		68,859,100	99,112,242	108,988,273
Income Related to Bank Charges and Banking Service Fees	23	8,022,564	15,503,655		14,126,335		9,811,452	19,363,176	18,463,970
Allowance for Loans Losses	8.e	(6,643,304)	(12,580,038)		(13,216,424)		(8,291,931)	(15,356,108)	(16,476,171)
Other Revenues and Expenses		(4,560,044)	(7,948,781)		(4,969,816)		(5,770,378)	(9,883,238)	(6,870,197)
Financial Expenses		(45,784,797)	(46,626,121)		(69,957,729)		(43,439,891)	(45,118,066)	(71,274,781)
Third-party Input		(4,667,468)	(8,698,621)		434,939		(4,610,402)	(8,843,286)	(1,961,251)
Materials, Energy and Others		(162,665)	(291,900)		(253,865)		(173,857)	(311,736)	(269,900)
Third-Party Services	25	(1,211,132)	(2,282,474)		(2,067,985)		(1,204,521)	(2,472,714)	(2,623,065)
Impairment of Assets		(14,899)	(14,899)		(3,489)		(14,899)	(14,899)	(3,489)
Others		(3,278,772)	(6,109,348)		2,760,278		(3,217,125)	(6,043,937)	935,203
Gross Added Value		10,784,261	29,160,184		25,582,363		16,557,949	39,274,719	30,869,843
Retentions
Depreciation and Amortization	25	(1,348,455)	(3,637,533)		(2,641,934)		(1,408,506)	(3,822,494)	(3,094,511)
Added Value Produced Net		9,435,807	25,522,651		22,940,429		15,149,443	35,452,225	27,775,332
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	1,717,314	3,676,647		3,007,124		40,830	69,396	51,718
Added Value to Distribute		11,153,121	29,199,298		25,947,553		15,190,273	35,521,621	27,827,050
Added Value Distribution
Employee		3,454,743	6,901,461	23.6%	7,093,344	27.3%	5,212,357	9,190,827	8,105,835	29.1%
Compensation	24	1,697,980	3,397,120		3,623,045		1,927,617	3,886,537	4,102,940
Benefits	24	609,055	1,203,198		1,243,870		794,314	1,500,931	1,428,339
Government Severance Indemnity Funds for Employees - FGTS		271.424	433,955		315.165		(192.968)	-	383.024
Others		876,284	1,867,188		1,911,264		2,683,394	3,803,359	2,191,532
Taxes and Contributions		(664,819)	6,444,419	22.1%	4,003,628	15.4%	1,389,770	10,357,445	7,206,954	25.9%
Federal		(1,061,049)	5,693,848		3,312,646		894,946	9,416,146	6,334,980
State		294	630		567		437	813	907
Municipal		395,936	749,941		690,415		494,387	940,486	871,067
Compensation of Third-Party Capital - Rental	25	462,765	857,909	2.9%	794,433	3.1%	466,480	864,685	811,875	2.9%
Remuneration of Interest on Capital		7,900,431	14,995,508	51.4%	14,056,148	54.2%	8,121,667	15,108,665	11,702,386	42.1%
Dividends	21.b	3,000,000	6,000,000		512,087		3,000,000	6,000,000	512,087
Interest on Equity	21.b	3,649,000	3,649,000		3,325,000		3,649,000	3,649,000	3,325,000
Profit Reinvestment		1,251,431	5,346,508		10,219,061		1,525,698	5,580,614	7,998,686
Participation Results of Non-Controlling Stockholders	21.f	-	-		-		(53,031)	(120,949)	(133,387)
Total		11,153,121	29,199,298	100.0%	25,947,553	100.0%	15,190,273	35,521,621	27,827,050	100.0%

The accompanying notes from Management are an integral part of these financial statements.

1. General Information

Banco Santander (Brasil) SA (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, SA, headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates (Santander Conglomerate) before the Central Bank of Brasil (Bacen), incorporated as a joint stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a multiple bank and develops its operations through its commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through its subsidiaries, it also operates in the payment institution, consortium administration, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefits management, management and recovery of non-performing loans, capitalization and private pension markets and provision and administration of food, meal and other vouchers. Operations are carried out in the context of a group of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are carried out in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in together with the rules of the National Monetary Council (CMN), of Bacen and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Brazilian Securities Commission (CVM), in which they do not conflict with the rules issued by Bacen and show all relevant information specific to the financial statements, which are consistent with those used by Management in its management.

CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020 establish the general criteria and procedures for preparing and disclosing the Financial Statements. BCB Resolution No. 2/2020, revoked Bacen Circular No. 3959/2019, and entered into force as of January 1, 2021, being applicable in the preparation, disclosure and remittance of Financial Statements. Said standard, among other requirements, determined the separate disclosure in an explanatory note of recurring and non-recurring results.

On May 27, 2021, CMN Resolution No. 4,911 was published, which will become effective on January 1, 2022 and propose changes to the documents and disclosures to be made. The Bank is in the process of evaluating and adapting to the Resolution, which determines the extinction of the documents:

•         Trial Balance and Balance Sheet - headquarters and dependence (documents 4020 and 4026);

•         Analytical Balance Sheet - Consolidated Position of Branches and Equity Interests Abroad (document 4343);

•         Balance Sheet and Balance Sheet of the Financial Conglomerate (documents 4040 and 4046);

•         Analytical Balance Sheet - Individual Position of Equity Interest Abroad (document 4313) will be simplified;

•         Prudential Conglomerate Financial Statements with Explanatory Notes / Auditor's Opinion

The resolution maintains the obligation to publish documents:

•         Analytical Balance Sheet – Prudential Conglomerate, monthly (CADOC 4060);

•         Balance Sheet – Prudential Conglomerate, semiannually (CADOC 4066), for the base dates of June 30 and December 31; and

•         Report of the Prudential Conglomerate, semi-annually, for the base dates of June 30 and December 31 (which will still be the subject of greater detail by the regulator).

In November 2021, CMN Resolution No. 4,966 was published, which deals with the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (hedge accounting) the convergence of the COSIF accounting criteria to the requirements of the international standard of IFRS 9 is progressing. The Resolution enters and effective on January 1, 2025, and Banco Santander, together with the market and the Central Bank, has already started the evaluation of impact and changes necessary to meet its implementation and on the identification and treatment of expected impacts.

CMN Resolution No. 4,967, which was published in November 2021, determines criteria for recognition, measurement and evidence accounting reporting of investment properties and non-financial assets acquired for the purpose of future sale and and generation of profits based on variations in their prices in the market, the Resolution that becomes effective on January 1st 2022, is already the object of evaluation and analysis by Banco Santander to consider its impacts and procedures to be established.

In December 2021, the Central Bank of Brazil published Resolution CMN No. 4,975, which establishes compliance with the Technical pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) – Leases, in recognition, in the mensuration, presentation and disclosure of leasing operations, which becomes effective on January 1, 2025. Banco Santander started the impact assessments and changes that will be due to adapt to the requirements of the resolution.

The Individual and Consolidated Financial Statements include the Bank and its subsidiaries and the investment funds indicated in Note 14, where the companies of the Santander Conglomerate are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the individual and consolidated financial statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, foreign branches and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in equity and income.

For a better presentation of certain balances of the accounts of operations with commercialization of electric energy, the comparatives are being remeasured as detailed in notes 10 and 18.a.

The preparation of the financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures on provisions and contingent liabilities, and revenues and expenses in the periods shown. Since Management's judgment involves estimates regarding the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the individual and consolidated financial statements for the period ended December 31, 2021, at the meeting held on February 01, 2022.

The Consolidated Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended December 31, 2021, will be disclosed in the legal deadline, on the website www.santander.com.br/ri.

3. Significant Accounting Policies

a)     Calculation of the result

The accounting method for calculating the result is on an accrual basis and considers income, charges and monetary or exchange variations, calculated at official indices or rates, pro rata day levied on assets and liabilities restated up to the balance sheet date.

b)    Functional Currency

Functional Currency and Presentation Currency

CMN Resolution No. 4,524 of September 29, 2016, with prospective application from January 1, 2017, started to establish accounting procedures for recognition by financial institutions and other institutions authorized to operate by Bacen that hold investments abroad: I - the effects of exchange variations resulting from the conversion of transactions carried out in foreign currency by investees abroad into the respective functional currencies; II - the effects of exchange variations resulting from the conversion of the balances of the financial statements of investees abroad from the respective functional currencies to the national currency; and III - operations with the purpose of hedging the exchange variation of investments abroad. These changes did not impact Banco Santander's financial statements in 2020. The functional currency is the currency of the main economic environment in which the entity operates.

The financial statements are presented in Reais, the functional and presentation currency of Banco Santander and its subsidiaries, including its subsidiary and foreign branches.

The assets and liabilities of the foreign branches and subsidiary are translated into Real as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Income and expenses are converted at the monthly average exchange rate.

c)     Current and Long-Term Assets and Liabilities

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to reduce the cost of assets at their market value (fair value) or realization.

Receivables and payables within 12 months are classified in current assets and liabilities, respectively. Securities classified as trading securities, regardless of their maturity date, are fully classified in current assets, as established by Bacen Circular 3068/2001.

d)    Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents correspond to the balances of interbank investments with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

e)     Interbank investments of liquidity and interest-bearing credits linked to Bacen

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

e.1) Repo Transactions

Sale with Repurchase Agreement

Own fixed-income securities used to back repurchase agreements are highlighted in specific asset accounts (restricted securities) on the transaction date, at the updated average book value, by type and maturity of the security. The difference between the repurchase and sale amounts represents the transaction expense.

The Bank also uses third-party guarantees to raise funds in sales operations with a repurchase agreement, such funding is recorded as a financed position.

Purchase with Resale Commitment

Financing granted based on fixed income securities (from third parties) are recorded in the bank position at the settlement value. The difference between the resale and purchase values represents the transaction income. Securities acquired with resale commitment are transferred to the financed position when used to back sales transactions with repurchase commitment.

Repurchase Transactions carried out with Free Movement Agreement

For operations with a free movement clause, at the time of the definitive sale of the securities acquired with a resale commitment, the liability related to the obligation to return the security must be evaluated at the security's market value.

f) Bonds and Securities

The securities portfolio is demonstrated, in accordance with Circular No. 3,068, by the following accounting registration and evaluation criteria:

I - trading securities;

II - securities available for sale; and

III - securities held to maturity.

Securities for trading include securities acquired for the purpose of being actively and frequently traded and in the category held-to-maturity securities, those for which there is the Bank's intention and financial capacity to keep them in the portfolio until the Due date. The securities available for sale category includes securities that do not fit into categories I and III. Securities classified in categories I and II are stated at acquisition cost plus income earned up to the balance sheet date, calculated on a daily pro rata basis, adjusted to market value (fair value), computing the appreciation or depreciation arising from such adjustment in return:

(1) the adequate income or expense account, net of tax effects, in the income statement for the period, when related to securities classified in the trading securities category; and

(2) the separate account of shareholders' equity, net of tax effects, when related to securities classified in the category of securities available for sale. Adjustments to market value (fair value) made on the sale of these securities are transferred to profit or loss for the period.

Marketable securities classified in the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of marketable securities classified in the available-for-sale securities and held-to-maturity securities categories are recognized in income for the period.

g) Derivative Financial Instruments

Pursuant to Central Bank Circular No. 3,082, derivative financial instruments are classified according to Management's intention to use them as a hedge instrument or not. Transactions carried out at the request of customers, on their own, or that do not meet the accounting hedge criteria, mainly derivatives used in the management of global risk exposure, are accounted for at market value, with realized and unrealized gains and losses, recognized in the income for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as:

I - market risk hedge; and

II - cash flow hedge.

Derivative financial instruments intended for hedging and the respective hedge objects are adjusted to market value, observing the following:

(1) for those classified in category I, the appreciation or depreciation is recorded against the appropriate income or expense account, net of tax effects, in the income statement for the period; and

(2) for those classified in category II, the valuation or devaluation of the effective portion is recorded against to a separate shareholders' equity account, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

We do not have net investment hedge transactions in foreign operations as defined in CMN Resolution No. 4,524.

h) Loan Portfolio and Provision for Expected Losses Associated with Credit Risk

The credit portfolio includes credit operations, leasing operations, advances on exchange contracts and other credits with credit granting characteristics. It is stated at its present value, considering the indices, interest rate and agreed charges, calculated on a daily pro rata basis until the balance sheet date. For operations overdue after 60 days, recognition in revenue will only occur when they are actually received.

Normally, the Bank writes-off credits for loss when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years) they are written off when they complete 540 days in arrears. The credit operation written off for loss is registered in a memorandum account for a minimum period of 5 years and until all collection procedures have been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets that are the object of the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized upon its realization.

As of January 2012, as determined by CMN Resolution No. 3,533/2008 and CMN Resolution No. 3,895/2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and the financial assets objects of the assignment remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (overdue and falling due), on past experience, future expectations and specific risks of the portfolios and on the Management's risk assessment policy in the constitution of provisions, as established by the CMN Resolution No. 2682/1999.

CMN Resolution No. 4,855 of September 24, 2020, which entered into force on January 1, 2021, determines that, for the criteria for provision of operations carried out under the programs instituted for the purpose of facing the effects of the pandemic of COVID-19 in the economy, in which there is a sharing of resources or risks between the Federal Government and participating institutions or a guarantee provided by the Federal Government, the percentages defined in Resolution No. 2,682 shall be applied only on the portion of the accounting value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to memorandum accounts must be 100% of the transaction balance.

h.1 Credit Operation Restructuring

CMN Resolution 4,803, later amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify to the level at which they were classified on February 29, 2020, operations renegotiated between March 1 and December 31, 2020 (wording given by resolution 4,855), not including those operations with a delay of fifteen days or more on February 29, 2020 and that present evidence of inability to honor the obligation under the new agreed conditions.

i) Non-Current Assets Held for Sale and Other Values and Assets

Non-current assets held for sale include the book value of individual items, disposal groups or items that are part of a business unit destined for disposal (discontinued operations), whose sale in their current condition is highly probable and whose occurrence is expected for within a year.

Other amounts and assets refer mainly to assets not for own use, basically consisting of real estate and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower of fair value less cost to sell and book value on the date they are classified in this category and are not depreciated.

j) Prepaid Expenses

Investments of resources in prepayments are accounted for, whose benefits or services will occur in subsequent years and are allocated to income, in accordance with the term of the respective contracts.

j.1) Commissions Paid to Bank Correspondents

Considering what is contained in CMN Resolution No. 4,294 and Bacen Circular No. 3,693 of December 2013, as of January 2015, commissions paid to intermediary agents for the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new originated operation and (ii) 3% of the value of the operation subject to portability.

These fees must be fully recognized as an expense when incurred.

k) Investments

Investments in associated and controlled companies are initially recognized at their acquisition cost, and subsequently valued using the equity method and the results are recognized in the result of interest in affiliates and subsidiaries. Other investments are stated at cost, reduced to recoverable value, when applicable.

Change in the Scope of Consolidation – Consists of the sale, acquisition or change in control of a specific investment.

CMN Resolution No. 4,817/2020, which deals with criteria for accounting measurement and recognition of investments in associates, controlled companies and jointly controlled companies, the main change brought about is the extinction of the COSIF "Shares and quotas" of the investment group, passing these to be treated as Bonds and Securities, the resolution becomes effective in January 2022 and Banco Santander continues to assess impacts and necessary changes, with no expectation of material impacts from this change.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciation and is subject to the assessment of the recoverable value in annual periods.

Fixed assets are depreciated using the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment for use and security and communications systems - 10%, data processing systems and vehicles - 20% and improvements in third-party properties - 10% or until the lease agreement expires.

m) Intangible

Goodwill on the acquisition of subsidiaries and affiliates is amortized within 10 years, subject to the expectation of future results and is subject to the assessment of the recoverable amount in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its value.

The rights for the acquisition of payrolls are accounted for by the amounts paid in the acquisition of rights to provide services for the payment of salaries, earnings, salaries, salaries, retirement, pensions and similar, from public or private entities, and amortized in accordance with the duration of the respective contracts.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

n) Technical Provisions Related to Pension and Capitalization Activities

Technical reserves are set up and calculated in accordance with the determinations and criteria established in the regulations of the National Council for Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP).

Technical Pension Provisions

Technical provisions are mainly constituted in accordance with the criteria below:

• Mathematical Provisions of Benefits to Be Granted and Granted (PMBaC and PMBC)

PMBaC is constituted from contributions collected through the capitalization financial system. The PMBC represents the obligations assumed in the form of continuing income plans, being constituted through actuarial calculations for the plans of the traditional types.

• Supplementary Coverage Provision (PCC)

The PCC must be created when insufficiency in the technical provisions resulting from the performance of the Liability Adequacy Test (TAP) is observed.

Technical provisions for capitalization

Technical provisions are set up in accordance with the criteria below:

• Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized with the interest rate provided for in the plan and updated using the Basic Reference Rate (TR);

• Provision for redemption of prepaid securities is constituted from the cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical provision for redemption constituted at the time of cancellation of the security and the provision for redemption of overdue securities is constituted after the end of the term of the title;

• Provision for unrealized drawings is constituted based on a percentage of the installment paid and is intended to cover the drawings in which the titles will compete, but which have not yet been carried out. The provision for raffles payable is set up for the titles drawn, but which have not yet been paid; and

• Provision for administrative expenses is intended to reflect the present value of future expenses on capitalization bonds whose validity extends after their constitution date.

o) Employee Benefit Plan

The post-employment benefit plans comprise the commitments assumed by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in the event of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan whereby the Bank and its subsidiaries, as sponsoring entities, pay fixed contributions to a pension fund during the period of employment of the beneficiary employee, without any legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to meet all benefits relating to services rendered in the current and prior periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan and are presented in Note 31. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the potential actuarial risk that benefits will cost more than estimated.

Since January 2013, Banco Santander has applied the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1), which establishes full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, in equity to the account from equity (other equity valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value, without deducting any plan assets, from the expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; minus (b) the fair value of plan assets.

- The sponsoring entity may recognize plan assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to meet all employee benefit obligations of the plan or sponsoring entity; or (ii) the assets are returned to the sponsoring entity for the purpose of reimbursing it for benefits already paid to employees.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments for experience (effects of differences between the adopted actuarial assumptions and what actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period.

- Past service cost is the change in the present value of the defined benefit obligation for service provided by employees in prior periods, resulting from a change in the plan or a reduction in the number of covered employees.

Post-employment benefits are recognized in income under other operating expenses - actuarial losses - retirement plans (Note 29) and personnel expenses (Note 24).

Defined benefit plans are recorded based on an actuarial study, carried out annually by an external specialized consulting entity and approved by Management, at the end of each year and effective for the subsequent period.

p) Share-Based Compensation

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, as long as the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a performance parameter of the Bank: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of the main global competitors of the Group and (3) market conditions, as some parameters are conditioned to the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value. In order to recognize personnel expenses against capital reserves over the term, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of term, based on the best assessment of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the appreciation of the shares between the grant and settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in "salaries payable" throughout the term, reflecting how services are received, the Bank records the total liability that represents the best estimate of the amount of valuation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the vesting period.

Variable Compensation Referenced to Shares

In addition to the administrators, all employees in a position of risk takers receive at least 40% of their variable remuneration deferred in at least three years and 50% of the total variable remuneration in shares (SANB11), subject to the participant's permanence in the Group throughout the term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which deferred portions of variable compensation can be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated based on the average of the final daily quotation of the shares in the 15 (fifteen) last trading sessions immediately prior to the first business day of the grant month.

q) Funding, Issues and Other Liabilities

Fundraising instruments are initially recognized at their fair value, basically considered as the transaction price. They are subsequently measured at amortized cost (expenses) with the inherent expenses recognized as a financial cost (Note 17).

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liabilities) and an embedded equity component (derivatives).

The registration of a compound instrument consists of the combination of (i) a principal instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (convertibility derivative into common shares).

Pursuant to COSIF, hybrid capital and debt instruments represent obligations of issuing financial institutions and must be recorded in specific liability accounts and updated according to agreed rates and adjusted for the effect of exchange variation, when denominated in currency foreign. All remuneration referring to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be recorded as expenses for the period, on an accrual basis.

Regarding the equity component, it is recorded at the initial moment due to its fair value, if different from zero.

The details pertaining to the issuance of composite instruments are described in Note 17.

r) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions include legal obligations, legal and administrative proceedings related to tax and social security obligations, whose object of challenge is their legality or constitutionality, which, regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

Provisions are reassessed at the end of each reporting period to reflect the current best estimate and may be fully or partially reversed, reduced or may also be supplemented, when there is a change in risk in relation to the outflows of resources and obligations relevant to the process, including the decay of legal deadlines, the unappealable decision of the processes, among others.

Judicial and administrative provisions are constituted when the risk of loss of the legal or administrative action is assessed as probable and the amounts involved are measurable with sufficient certainty, based on the nature, complexity, and history of the actions and on the opinion of internal legal advisors and external and best available information. For lawsuits whose risk of loss is possible, provisions are not set up and information is disclosed in the explanatory notes (Note 20.e) and for lawsuits whose risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions, over which there are no further appeals, characterizing the gain as practically certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Banco Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by the legislation in force. Termination actions are considered new actions and will be assessed for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the revenue of the activity or main object of the legal entity. Financial institutions are allowed to deduct funding expenses when determining the calculation basis. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus a surcharge of 10%, applied on profit, after making the adjustments determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and legal entities of private insurance and capitalization and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was raised from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on temporary differences between accounting and tax results, on tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. Deferred tax credits and liabilities are recognized at the rates applicable to the period in which the realization of the asset and/or the settlement of the liability is estimated.

In accordance with the provisions of current regulations, tax credits are recorded to the extent that their recovery is considered probable, based on the generation of future taxable income. The expected realization of tax credits, as shown in Note 10, is based on projections of future results and based on a technical study.

The CSLL rate for banks of any kind, financial institutions, private insurance companies and capitalization companies (financial sector companies) was increased by 5% for the base period between July 1, 2021 and 31 December 2021, pursuant to Law 14,183/2021 (result of the conversion into the Provisional Measure Law (MP) 1,034/2021).

u) Interest on Equity

Published on December 19, 2018, effective as of January 1, 2019, CMN Resolution No. 4,706 is prospectively applicable and determines procedures for the accounting record of capital remuneration. The Standard determines that Interest on Equity must be recognized from the moment they are declared or proposed and thus constitute an obligation present on the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Reduction to the Recoverable Amount of Assets

Financial and non-financial assets are evaluated at the end of each period, in order to identify evidence of impairment of their book value. If there is any indication, the entity shall estimate the recoverable amount of the asset and such loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the greater of its fair value, net, of selling expenses and its value in use.

w) Payments and Advances based on Results

CMN Resolution No. 4,797 was revoked and replaced by CMN Resolution No. 4,820, which was amended by CMN Resolution No. 4,885, which became effective on December 23, 2020, and with them, it was determined that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i) remunerate equity, including in the form of advance, above:

(a) the amount equivalent to 30% (thirty percent) of the adjusted net income pursuant to item I of art. 202 of Law No. 6,404, of December 15, 1976; and amount equivalent to the minimum distribution of profit established in the articles of association in the case of institutions constituted in the form of limited liability companies;

(b) the equivalent amount:

(1) the mandatory minimum dividend, established by art. 202 of Law No. 6,404, of 1976, including in the form of interest on equity, in the case of institutions incorporated in the form of a joint stock company; or

(2) the minimum distribution of profit established in the articles of association in the case of institutions constituted in the form of limited liability companies;

(ii) repurchase own shares (it will only be allowed if through stock exchanges or organized over-the-counter market, up to a limit of 5% (five percent) of the shares issued, including the shares accounted for in treasury at the entry into force of this Resolution);

(iii) reduce the share capital, except in cases where it is mandatory, pursuant to the governing legislation or when approved by the Central Bank;

(iv) increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporations, and of administrators, in the case of limited liability companies;

Any anticipation of the amounts mentioned in items “a” and “b” of item I must be carried out in a conservative, consistent and compatible manner with the uncertainties of the current economic situation.

The amounts subject to the aforementioned prohibitions cannot be subject to future disbursement obligations, and these prohibitions apply from the date of publication of CMN Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of resources in an amount greater than the Additional Principal Capital (ACP), referred to in CMN Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.

x) Results of Future Years

Refers to the income received before the fulfillment of the obligation period to which they originated, including non-refundable income, mainly related to guarantees and sureties provided and credit card annuities. The appropriation to the result is made in accordance with the term of the respective contracts.

y) Minority Shareholder Participation

The participation of non-controlling (minority) shareholders is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees Provided

CMN Resolution No. 4,512 of July 28, 2016 and Bacen Circular Letter No. 3,782 of September 19, 2016 established accounting procedures to be applied, determining the constitution of a provision to cover losses associated with financial guarantees provided under any prospectively as of January 1, 2017. Losses associated with the probability of future disbursements linked to financial guarantees provided are evaluated in accordance with recognized credit risk management models and practices and based on consistent, reasonable information and criteria of verification. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are periodically evaluated.

aa) Recurring/Non-recurring Results

BCB Resolution No. 2, of November 27, 2020, in its article 34, started to determine the segregation of recurring and non-recurring results. Therefore, a non-current result of the exercise is defined as that which: I - is not related or is incidentally related to the institution's typical activities; and II - is not expected to occur frequently in future fiscal years.

The nature and financial effect of events considered non-recurring are shown in Note 32.h.

ab) Non-financial assets held for sale

As of January 1, 2021, CMN Resolutions no. 4,747 and 4,748 of August 2019 and BACEN Circular Letter No. 3,994, which establish criteria for recognition and measurement of non-financial assets held for sale by Financial Institutions.

CMN Resolution No. 4,747, among other requirements, establishes that depending on the origin of non-financial assets held for sale, financial institutions must classify them as:

a) own;

b) received in the settlement of a difficult or doubtful financial instrument as a form of payment of doubtful financial instruments not intended for its own use.

CMN Resolution No. 4,748, establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil must comply with Technical Pronouncement CPC 46 - Fair Value Measurement (CPC46) in the measurement of equity and income elements, in situations in which the measurement at fair value of such elements is provided for in specific regulations.

ac) Current and Deferred Tax Assets and Liabilities

CMN Resolution No. 4,842, of July 30, 2020 consolidated the general criteria for measurement and recognition of current and deferred tax assets and liabilities by financial institutions and other institutions authorized to operate by the Central Bank of Brazil and BCB Resolution No. 15 , of September 17, 2020 (revoked BACEN Circulars No. 3.776/15 and No. 3.174/03), consolidated the procedures to be observed by institutions authorized to operate by the Central Bank of Brazil in the constitution or write-off of deferred tax assets and in the disclosure information on deferred tax assets or liabilities in the explanatory notes.

ad) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these statements was authorized and comprises:

• Events that give rise to adjustments: are those that evidence conditions that already existed on the base date of the financial statements; and

• Events that do not give rise to adjustments: are those that show conditions that did not exist on the base date of the financial statements.

ae) Rate Conversion

CMN Resolution No. 4,924, effective from January 2022, consolidates and provides for general principles for recognition, measurement, bookkeeping and accounting disclosure, of the content of the resolution, the main changes brought regarding approval of CPC 47 and the possibility of using an alternative rate to the spot exchange rate for converting transactions and statements in foreign currency into national currency. Banco Santander has already started the impact assessments and changes necessary to meet its implementation and there is no expectation of material impacts.

af) Chart of Accounts (Cosif)

Resolution BCB No. 92/2021, effective from January 2022, provides for the structure of the list of Cosif accounts to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Among the proposed changes, the main highlight is the extinction of Group 5 – Income from Future Years, with all its amounts being consequently transferred to the Other Liabilities line.

4. Cash and Cash Equivalents

			Bank
	12/31/2021	12/31/2020	12/31/2019
Cash	16,361,758	19,522,250	9,543,649
Interbank Investments	17,935,878	9,668,922	11,877,783
Money Market Investments	15,055,356	7,348,568	110,746
Interbank Deposits	1,655,705	1,131,436	1,465,065
Foreign Currency Investments	1,224,817	1,188,917	10,301,972
Total	34,297,636	29,191,171	21,421,432

			Consolidated
	12/31/2021	12/31/2020	12/31/2019
Cash	16,386,974	19,512,315	9,924,644
Interbank Investments	17,263,365	9,487,000	11,519,019
Money Market Investments	15,055,356	7,306,408	110,746
Interbank Deposits	983,192	991,675	1,105,446
Foreign Currency Investments	1,224,817	1,188,917	10,302,827
Total	33,650,339	28,999,315	21,443,663

The information related to December 31, 2019, is shown to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Statement of Cash Flows.

5. Interbank Investments

					Bank
				12/31/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	25,883,579	-	-	25,883,579	62,644,146
Own Portfolio	7,066,196	-	-	7,066,196	12,833,464
Financial Treasury Bills - LFT	706,245	-	-	706,245	2,869,850
National Treasury Bills - LTN	1,556,526	-	-	1,556,526	2,218,460
National Treasury Notes - NTN	4,803,425	-	-	4,803,425	7,745,154
Third-party Portfolio	6,638,709	-	-	6,638,709	6,203,774
National Treasury Bills - LTN	500,173	-	-	500,173	-
National Treasury Notes - NTN	4,644,361	-	-	4,644,361	-
Financial Treasury Bills - LFT	1,494,175	-	-	1,494,175	6,203,774
Sold Position	12,178,674	-	-	12,178,674	43,606,908
National Treasury Bills - LTN	2,772,317	-	-	2,772,317	1,498,684
National Treasury Notes - NTN	8,792,071	-	-	8,792,071	8,469,234
Financial Treasury Bills - LFT	614,286	-	-	614,286	33,638,990
Interbank Deposits	21,976,541	36,715,576	33,260,243	91,952,361	80,071,025
Foreign Currency Investments	1,224,817	-	-	1,224,817	1,188,917
Total	49,084,937	36,715,576	33,260,243	119,060,757	143,904,088

					Consolidated
				12/31/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	25,912,368	-	-	25,912,368	62,601,986
Own Portfolio	7,094,986	-	-	7,094,986	12,833,464
Financial Treasury Bills - LFT	706,245	-	-	706,245	2,869,850
National Treasury Bills - LTN	1,585,316	-	-	1,585,316	2,218,460
National Treasury Notes - NTN	4,803,425	-	-	4,803,425	7,745,154
Third-party Portfolio	6,638,709	-	-	6,638,709	6,203,774
National Treasury Bills - LTN	500,173	-	-	500,173	-
National Treasury Notes - NTN	4,644,361	-	-	4,644,361	-
Financial Treasury Bills - LFT	1,494,175	-	-	1,494,175	6,203,774
Sold Position	12,178,673	-	-	12,178,673	43,564,748
National Treasury Bills - LTN	2,772,317	-	-	2,772,317	1,456,524
National Treasury Notes - NTN	8,792,071	-	-	8,792,071	8,469,234
Financial Treasury Bills - LFT	614,285			614,285	33,638,990
Interbank Deposits	1,534,767	2,717,018	2,240,348	6,492,133	5,907,350
Foreign Currency Investments	1,224,817	-	-	1,224,817	1,188,917
Total	28,671,952	2,717,018	2,240,348	33,629,318	69,698,253

6. Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				12/31/2021	12/31/2020				12/31/2021	12/31/2020
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	43,414,251	(383,997)	-	43,030,702	65,380,859	54,913,329	(363,564)	-	54,550,213	75,006,276
Government Securities	42,292,742	(377,786)		41,914,956	64,621,598	51,726,162	(365,634)	-	51,360,528	72,038,263
Private Securities	1,121,509	(6,211)	-	1,115,746	759,261	3,187,167	2,070	-	3,189,685	2,968,013
Available-for-Sale Securities	153,156,024	(2,109,540)	(1,169,141)	149,877,343	134,119,306	161,810,792	(2,109,540)	(1,824,613)	157,876,639	141,924,157
Government Securities	117,365,859	(2,121,348)	(1,734,371)	113,510,140	102,157,294	126,821,981	(2,121,348)	(2,393,949)	122,306,684	110,263,140
Private Securities	35,790,165	11,808	565,230	36,367,203	31,962,012	34,988,811	11,808	569,336	35,569,955	31,661,018
Held-to-Maturity Securities	15,279,130	-	-	15,279,130	16,317,905	15,279,130	-	-	15,279,130	16,317,905
Government Securities	13,871,974	-	-	13,871,974	14,739,539	13,871,974	-	-	13,871,974	14,739,539
Private Securities	1,407,156	-	-	1,407,156	1,578,365	1,407,156	-	-	1,407,156	1,578,365
Total Securities	211,849,405	(2,493,537)	(1,168,693)	208,187,175	215,818,070	232,003,251	(2,473,104)	(1,824,165)	227,705,982	233,248,338

II) Trading Securities

										Bank
			12/31/2021	12/31/2020	By Maturity					12/31/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	42,292,742	(377,786)	41,914,956	64,621,598	-	3,858,251	5,009,757	15,011,389	18,035,559	41,914,956
Financial Treasury Bills - LFT	3,340,883	907	3,341,790	2,208,130	-	1,372,558	115,692	424,267	1,429,273	3,341,790
National Treasury Bills - LTN	12,543,271	(11,873)	12,531,398	23,439,521	-	904,876	1,816,497	9,040,004	770,021	12,531,398
National Treasury Notes - NTN	24,705,810	(365,690)	24,340,120	38,186,441	-	351,883	2,625,442	5,533,584	15,829,211	24,340,120
Agricultural Debt Securities - TDA	23,999	(27)	23,972	44,820	-	1,560	6,054	13,531	2,827	23,972
Brazilian Foreign Debt Notes	1,674,879	(1,094)	1,673,785	678,533	-	1,227,323	446,072	3	387	1,673,785
Debentures	3,900	(9)	3,891	64,153	-	51	-	-	3,840	3,891
Private Securities	1,121,509	(6,211)	1,115,746	759,261	414,023	8,101	5,171	162,456	525,995	1,115,746
Shares	13,245	(1)	13,692	-	13,692	-	-	-	-	13,692
Investment Fund Shares	405,193	(4,862)	400,331	369,041	400,331	-	-	-	-	400,331
Debentures	633,115	(497)	632,618	273,671	-	7,678	3,687	162,304	458,949	632,618
Certificates of Real Estate Receivables - CRI	58,273	(670)	57,603	23,008	-	5	581	32	56,985	57,603
Certificates of Agribusiness Receivables - CRA	11,683	(181)	11,502	23,866	-	418	903	120	10,061	11,502
Financial Bills - LF	-	-	-	69,675	-	0	-	-	-	-
Total	43,414,251	(383,997)	43,030,702	65,380,859	414,023	3,866,352	5,014,928	15,173,845	18,561,554	43,030,702

										Consolidated
			12/31/2021	12/31/2020	By Maturity					12/31/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	51,726,162	(365,634)	51,360,528	72,038,263	-	3,858,251	8,875,046	17,968,977	20,658,254	51,360,528
Financial Treasury Bills - LFT	10,549,789	16,911	10,566,700	7,316,112	-	1,372,558	3,980,981	3,381,855	1,831,306	10,566,700
National Treasury Bills - LTN	12,543,271	(11,873)	12,531,398	23,450,858	-	904,876	1,816,497	9,040,004	770,021	12,531,398
National Treasury Notes - NTN	26,930,325	(369,543)	26,560,782	40,483,786	-	351,883	2,625,442	5,533,584	18,049,873	26,560,782
Agricultural Debt Securities - TDA	23,999	(27)	23,972	44,820	-	1,560	6,054	13,531	2,827	23,972
Brazilian Foreign Debt Bonds	1,674,879	(1,094)	1,673,785	678,533	-	1,227,323	446,072	3	387	1,673,785
Debentures	3,899	(8)	3,891	64,153	-	51	-	-	3,840	3,891
Private Securities	3,187,167	2,070	3,189,685	2,968,013	1,940,650	8,101	108,849	162,456	969,629	3,189,685
Shares	1,493,848	8,280	1,502,576	1,339,892	1,502,576	-	-	-	-	1,502,576
Investment Fund Shares	442,936	(4,862)	438,074	401,442	438,074	-	-	-	-	438,074
Debentures	1,076,749	(497)	1,076,252	1,077,513	-	7,678	3,687	162,304	902,583	1,076,252
Certificates of Real Estate Receivables - CRI	58,273	(670)	57,603	23,008	-	5	581	32	56,985	57,603
Certificates of Agribusiness Receivables - CRA	11,683	(181)	11,502	23,866	-	418	903	120	10,061	11,502
Bill of Exchange	103,678	-	103,678	32,618	-	-	103,678	-	-	103,678
Financial Bills - LF	-	-	-	69,675	-	-	-	-	-	-
Total	54,913,329	(363,564)	54,550,213	75,006,276	1,940,650	3,866,352	8,983,895	18,131,433	21,627,883	54,550,213

*For the purposes of Financial Statements, Securities Held for Trading are fully presented in the Balance Sheet in the short term.

III) Available-for-Sale Securities

											Bank
				12/31/2021	12/31/2020	By Maturity					12/31/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	117,365,859	(2,121,348)	(1,734,371)	113,510,139	102,157,294	-	5,931,886	18,227,802	31,288,339	58,062,112	113,510,139
Treasury Certificates - CFT	736	-	6	742	1,441	-	742	-	-	-	742
Securitized Credit	11	-	(11)	-	460	-	-	-	-	-	-
Financial Treasury Bills - LFT	38,311,185	-	6,508	38,317,693	20,633,213	-	-	280,724	8,231,903	29,805,066	38,317,693
National Treasury Bills - LTN (3)	17,861,970	(348,381)	(980,761)	16,532,828	34,350,939	-	3,348,836	-	13,183,992	-	16,532,828
National Treasury Notes - NTN (2)(3)	40,585,421	(1,772,967)	(364,221)	38,448,233	45,885,764	-	1,410,504	11,348	9,872,444	27,153,937	38,448,233
Brazilian Foreign Debt Bonds	2,274,913	-	-	2,274,913	1,285,477	-	1,171,804	-	-	1,103,109	2,274,913
Spanish Foreign Debt Bonds	16,061,004	-	(454,285)	15,606,719	-	-	-	15,606,719	-	-	15,606,719
Mexican Foreign Debt Bonds	2,270,619	-	58,393	2,329,011	-	-	-	2,329,011	-	-	2,329,011
Private Securities	35,790,165	11,808	565,230	36,367,203	31,962,012	1,888,172	1,572,626	7,599,020	9,976,491	15,330,894	36,367,203
Shares	320	-	(271)	49	53	49	-	-	-	-	49
Investment Funds	1,637,742	-	-	1,637,742	1,894,532	1,637,742	-	-	-	-	1,637,742
Investment Fund Real Estate	169,064	-	-	169,064	200,691	169,064	-	-	-	-	169,064
Debentures (1)	18,467,913	11,808	826,928	19,306,649	14,968,154	-	468,310	2,034,182	6,351,645	10,452,512	19,306,649
Promissory Notes - NP	1,666,251	-	8,432	1,674,683	4,525,164	-	31,763	803,317	839,603	-	1,674,683
Financial Bills - LF	279,240	-	(5,335)	273,905	270,298	-	110,948	162,957	-	-	273,905
Certificates of Real Estate Receivables - CRI	2,805	-	(21)	2,784	23,625	-	-	-	-	2,784	2,784
Certificates of Agribusiness Receivables - CRA	126,667	-	24,847	151,514	171,916	-	-	-	126,768	24,746	151,514
Eurobonds	3,407,775	-	145,382	3,553,157	3,305,028	-	-	-	-	3,553,157	3,553,157
Rural Product Note - CPR	10,032,388	-	(434,732)	9,597,656	6,601,651	81,317	961,605	4,598,564	2,658,475	1,297,695	9,597,656
Total	153,156,024	(2,109,540)	(1,169,141)	149,877,342	134,119,306	1,888,172	7,504,512	25,826,822	41,264,830	73,393,006	149,877,342

*Mark-to-Market directed to Results for the securities in question is linked to the Market Risk Hedge strategy of fixed interest rate risk, see note 6.b) IV. Therefore, the effect on income is offset against future DI instruments used to hedge the fair value of this portfolio.

											Consolidated
				12/31/2021	12/31/2020	By Maturity					12/31/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	126,821,981	(2,121,348)	(2,393,949)	122,306,684	110,263,140	-	5,970,073	21,777,506	33,167,136	61,391,969	122,306,684
Treasury Certificates - CFT	736	-	6	742	1,441	-	742	-	-	-	742
Securitized Credit	11	-	(11)	-	460	-	-	-	-	-	-
Financial Treasury Bills - LFT	41,032,265	-	3,990	41,036,255	22,684,405	-	38,187	2,239,664	8,592,766	30,165,638	41,036,255
National Treasury Bills - LTN	20,821,946	(348,381)	(1,089,117)	19,384,448	36,423,327	-	3,348,836	1,590,765	14,444,847	-	19,384,448
National Treasury Notes – NTN (2)	44,360,487	(1,772,967)	(912,924)	41,674,596	49,868,030	-	1,410,504	11,348	10,129,522	30,123,222	41,674,596
Brazilian Foreign Debt Bonds	2,274,913	-	-	2,274,913	1,285,477	-	1,171,804	-	-	1,103,109	2,274,913
Spanish Foreign Debt Bonds	16,061,004	-	(454,285)	15,606,719	-	-	-	15,606,718	1	-	15,606,719
Mexican Foreign Debt Bonds	2,270,619	-	58,392	2,329,011	-	-	-	2,329,011	-	-	2,329,011
Private Securities	34,988,811	11,808	569,336	35,569,955	31,661,018	1,420,881	1,572,626	7,599,022	9,976,489	15,000,937	35,569,955
Shares	322	-	(271)	51	5,400	51	-	-	-	-	51
Investment Fund Shares	1,306,605	-	-	1,306,605	1,784,375	1,306,605	-	-	-	-	1,306,605
Investment Fund Real Estate	33,306	-	(1,922)	31,384	39,006	31,384	-	-	-	-	31,384
Debentures (1)	18,131,929	11,808	832,956	18,976,693	14,953,673	-	468,310	2,034,184	6,351,643	10,122,556	18,976,693
Eurobonds	3,407,775	-	145,382	3,553,157	3,285,010	-	-	-	-	3,553,157	3,553,157
Promissory Notes - NP	1,666,251	-	8,432	1,674,683	4,525,164	-	31,763	803,317	839,603	-	1,674,683
Financial Bills - LF	279,240	-	(5,335)	273,905	270,298	-	110,948	162,957	-	-	273,905
Certificates of Real Estate Receivables - CRI	2,805	-	(21)	2,784	23,625	-	-	-	-	2,784	2,784
Certificates of Agribusiness Receivables - CRA	126,667	-	24,847	151,514	171,916	-	-	-	126,768	24,746	151,514
Bank Deposit Certificates - CDB	1,524	-	-	1,524	-	1,524	-	-	-	-	1,524
Rural Product Note - CPR	10,032,387	-	(434,732)	9,597,655	6,601,651	81,317	961,605	4,598,564	2,658,475	1,297,694	9,597,655
Total	161,810,792	(2,109,540)	(1,824,613)	157,876,639	141,924,157	1,420,881	7,542,699	29,376,528	43,143,625	76,392,906	157,876,639

(1) In the Bank and in the Consolidated, includes securities issued by government-controlled companies and R$67,606 (12/31/2020 - R$287,736) in securities available for sale.

(2) On December 31, 2021, the amount of 913,500 in the amount of R$858,663 (12/31/2020 – 1,400,000 in the amount of R$1,668,832) of National Treasury Notes - NTN, are linked to the obligation assumed by the Banco Santander to cover the unamortized reserves of the Pension Plans with the entity BANESPREV.

IV) Held-to-Maturity Securities

Bank/Consolidated
By Maturity	12/31/2021

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	12/31/2021	12/31/2020					Total
Government Securities	13,871,974	14,739,539	-	11,868	7,027,196	6,832,910	13,871,974
National Treasury Notes - NTN	4,822,599	4,549,498	-	11,868	4,810,731	-	4,822,599
Brazilian Foreign Debt Bonds	9,049,375	10,190,042	-	-	2,216,465	6,832,910	9,049,375
Private Securities	1,407,156	1,578,365	-	718,745	688,411	-	1,407,156
Certificates of Agribusiness Receivables - CRA	1,407,156	1,578,365	-	718,745	688,411	-	1,407,156
Total	15,279,130	16,317,905	-	730,613	7,715,607	6,832,910	15,279,130

(1) The market value of held-to-maturity securities is R$14,993,443 (12/31/2020 - R$16,322,840).

For the period ended December 31, 2021, there were no sales of federal government bonds and other securities classified in the held-to-maturity securities category.

Pursuant to the provisions of article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold until maturity the securities classified in the category held-to-maturity securities.

The market value of bonds and securities is calculated considering the average price of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of the market conditions at the time of the calculation of the balances.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Income From Fixed-Income Securities (1)	20,286,715	53,672,358	21,223,970	53,732,942
Income From Interbank Investments	8,524,332	6,252,282	4,135,608	2,702,108
Income From Variable-Income Securities	(32,324)	(50,522)	249,211	133,661
Financial Income of Pension and Capitalization	-	-	235,376	192,122
Provision for Impairment Losses (2)	(163,842)	(165,360)	(159,275)	(165,360)
Others (3)	(242,308)	(2,448,782)	(264,896)	(2,360,519)
Total	28,372,573	57,259,976	25,419,994	54,234,954

(1) Includes exchange variation expense in the amount of R$12,801,341 in the Bank and in the Consolidated (2020 - revenue of R$29,463,279 in the Bank and in the Consolidated).

(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.

(3) Includes income from exchange variation and net appreciation of investment fund shares and equity in the amount of R$264,895 in the Bank and in the Consolidated (2020 - exchange variation expense of R$2,707,556 and net appreciation of fund shares investments and participations in the amount of R$347,036 in the Bank and in the Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include the measurement and monitoring of the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities to interest rate fluctuations, the exposure exchange rate, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities that serve as input data for the models are extracted.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials’ receivable and payable.

Below is a breakdown of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown by their market value:

				Bank				Consolidated
	12/31/2021		12/31/2020		12/31/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	14,499,987	16,194,023	14,746,581	17,925,675	7,641,355	8,538,705	14,729,641	18,652,196
Options to Exercise Awards	1,548,530	2,202,234	4,448,585	4,511,175	1,370,541	2,256,244	4,979,011	4,926,994
Term Contract and Other Contracts	12,892,381	13,759,082	13,085,550	12,690,276	12,077,828	13,852,282	13,131,423	12,690,275
Total	28,940,898	32,155,339	32,280,716	35,127,126	21,089,724	24,647,231	32,840,075	36,269,465

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			12/31/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	837,762,019	(1,804,602)	(1,694,036)	476,214,481	(2,838,239)	(3,179,094)
Assets	418,137,448	13,189,437	14,499,987	317,619,156	6,511,030	14,746,581
CDI (Interbank Deposit Rates)	66,837,268	318,541	1,826,150	52,270,726	326,585	334,690
Fixed Interest Rate - Real	231,741,021	9,269,271	8,932,246	59,799,047	4,013,562	9,607,342
Indexed to Price and Interest Rates	2,089,110	799,550	298,439	5,124,411	959,322	1,093,119
Foreign Currency	91,837,446	2,775,313	3,205,330	198,880,422	950,048	3,408,073
Others	25,632,603	26,763	237,822	1,544,550	261,513	303,357
Liabilities	419,624,570	(14,994,039)	(16,194,023)	158,595,325	(9,349,269)	(17,925,675)
CDI (Interbank Deposit Rates)	321,402,883	(4,171,481)	(12,350,345)	46,403,968	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	48,874,762	(6,760,576)	(2,408,062)	69,076,757	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	22,827,336	(28,407)	(1,142,945)	33,026,691	(25)	(450,958)
Foreign Currency	887,129	(4,006,955)	(54,849)	7,906,521	(231,185)	(327,145)
Others	25,632,461	(26,621)	(237,822)	2,181,388	(22,805)	(356,774)
Options	1,130,172,099	(610,691)	(653,704)	1,963,194,665	(282,109)	(62,590)
Purchased Position	564,829,758	1,225,532	1,548,530	969,622,684	1,869,805	4,448,585
Call Option - Foreign Currency	9,898,179	271,464	382,237	1,188,387	47,898	39,201
Put Option - Foreign Currency	4,094,316	140,280	187,123	1,948,673	79,019	109,077
Call Option - Other	31,248,540	444,648	673,616	101,568,876	558,794	563,157
Interbank Market	28,499,055	444,446	673,202	101,421,659	557,167	556,039
Others (2)	2,749,485	203	414	147,217	1,627	7,118
Put Option - Other	519,588,723	369,140	305,553	864,916,748	1,184,094	3,737,150
Interbank Market	519,588,723	369,140	305,553	864,852,555	1,183,630	3,733,690
Others (2)	-	-	-	64,193	464	3,460
Sold Position	565,342,341	(1,836,224)	(2,202,234)	993,571,981	(2,151,914)	(4,511,175)
Call Option - Foreign Currency	4,111,016	(170,553)	(152,348)	1,537,669	(70,201)	699,243
Put Option - Foreign Currency	4,017,161	(348,715)	(287,825)	2,315,918	(137,061)	(192,334)
Call Option - Other	33,383,234	(719,460)	(872,335)	120,254,124	(588,023)	(464,404)
Interbank Market	31,730,928	(713,773)	(858,586)	120,156,285	(566,813)	(464,404)
Others (2)	1,652,305	(5,687)	(13,749)	97,839	(21,210)	-
Put Option - Other	523,830,930	(597,497)	(889,726)	869,464,270	(1,356,629)	(4,553,680)
Interbank Market	523,830,930	(597,497)	(889,726)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	-	-	-	135,953	(6,315)	43,746
Futures Contracts	287,984,278	-	-	268,807,003	-	-
Purchased Position	148,237,279	-	-	109,940,706	-	-
Exchange Coupon (DDI)	85,931,389	-	-	12,438,698	-	-
Interest Rates (DI1 and DIA)	28,491,764	-	-	97,502,008	-	-
Foreign Currency	33,797,350	-	-	-	-	-
Indexes (3)	16,776	-	-	-	-	-
Sold Position	139,746,999	-	-	158,866,296	-	-
Exchange Coupon (DDI)	60,606,204	-	-	73,114,013	-	-

Interest Rates (DI1 and DIA)	53,267,620	-	-	67,323,206	-	-
Foreign Currency	25,678,296	-	-	18,172,817	-	-
Indexes (3)	194,879	-	-	256,260	-	-
Forward Contracts and Others	174,435,332	2,836,843	(866,701)	102,561,361	894,559	395,274
Purchased Commitment	96,509,221	5,345,415	12,892,381	64,787,891	1,303,693	13,085,550
Currencies	83,752,185	2,738,485	10,306,159	57,121,562	1,303,693	13,077,413
Others	12,757,036	2,606,930	2,586,222	7,666,329	-	8,137
Sell Commitment	77,926,111	(2,508,572)	(13,759,082)	37,773,470	(409,134)	(12,690,276)
Currencies	71,611,500	(1,141,826)	(12,586,625)	37,294,944	(408,912)	(12,692,636)
Others	6,314,611	(1,366,746)	(1,172,457)	478,526	(222)	2,360

						Consolidated
			12/31/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	841,676,369	(1,804,602)	(897,350)	408,037,877	(2,838,239)	(3,922,555)
Assets	422,001,798	13,189,437	7,641,355	283,308,405	6,511,030	14,729,641
CDI (Interbank Deposit Rates)	66,837,268	318,541	(778,177)	45,872,335	326,585	2,686,294
Fixed Interest Rate - Real	235,605,371	9,269,271	6,412,471	54,159,847	4,013,562	9,607,343
Indexed to Price and Interest Rates	2,089,110	799,550	(234,488)	5,124,411	959,322	1,093,119
Foreign Currency	91,837,446	2,775,313	2,003,728	178,076,136	950,048	1,039,528
Others	25,632,603	26,763	237,822	75,676	261,513	303,357
Liabilities	419,674,570	(14,994,039)	(8,538,705)	124,729,472	(9,349,269)	(18,652,196)
CDI (Interbank Deposit Rates)	321,402,883	(4,171,481)	(12,327,484)	33,239,800	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	48,874,762	(6,760,576)	2,467,425	49,644,709	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	22,827,336	(28,407)	(728,677)	33,026,691	(25)	(450,958)
Foreign Currency	937,129	(4,006,955)	2,287,852	6,636,884	(231,185)	153,695
Others	25,632,461	(26,621)	(237,822)	2,181,388	(22,805)	(1,564,135)
Options	1,130,172,099	(610,691)	(885,703)	2,043,286,079	(282,108)	52,017
Purchased Position	564,829,758	1,225,532	1,370,541	1,006,266,895	1,869,805	4,979,011
Call Option - Foreign Currency	9,898,179	271,464	382,237	1,188,387	47,898	39,201
Put Option - Foreign Currency	4,094,316	140,280	187,123	1,948,673	79,019	109,077
Call Option - Other	31,248,540	444,648	495,628	134,761,946	558,794	1,093,583
Interbank Market	28,499,055	444,446	495,214	101,421,659	557,167	556,039
Others (2)	2,749,485	203	414	33,340,287	1,627	537,544
Put Option - Other	519,588,723	369,140	305,553	868,367,889	1,184,094	3,737,150
Interbank Market	519,588,723	369,140	305,553	864,852,555	1,183,630	3,733,690
Others (2)	-	-	-	3,515,334	464	3,460
Sold Position	565,342,341	(1,836,224)	(2,256,244)	1,037,019,184	(2,151,913)	(4,926,994)
Call Option - Foreign Currency	4,111,016	(170,553)	(152,348)	1,537,669	(70,201)	699,241
Put Option - Foreign Currency	4,017,161	(348,715)	(287,825)	2,315,918	(137,061)	(192,334)
Call Option - Other	33,383,234	(719,460)	(872,335)	130,919,392	(588,022)	(453,918)
Interbank Market	31,730,928	(713,773)	(858,586)	120,156,284	(566,812)	(464,404)
Others (2)	1,652,305	(5,687)	(13,749)	10,763,108	(21,210)	10,486
Put Option - Other	523,830,930	(597,497)	(943,736)	902,246,205	(1,356,629)	(4,979,983)

Interbank Market	523,830,930	(597,497)	(943,736)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	-	-	-	32,917,888	(6,315)	(382,557)
Futures Contracts	287,984,278	-	-	270,258,562	-	-
Purchased Position	148,237,279	-	-	110,275,865	-	-
Exchange Coupon (DDI)	85,931,389	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	28,491,764	-	-	97,837,170	-	-
Foreign Currency	33,797,350	-	-	-	-	-
Indexes (3)	16,776	-	-	-	-	-
Sold Position	139,746,999	-	-	159,982,697	-	-
Exchange Coupon (DDI)	60,606,204	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	53,267,620	-	-	67,958,767	-	-
Foreign Currency	25,678,296	-	-	18,653,657	-	-
Indexes (3)	194,879	-	-	256,260	-	-
Forward Contracts and Others	174,435,332	2,836,843	(1,774,454)	107,761,737	2,693,758	441,148
Purchased Commitment	96,509,221	5,345,415	12,077,828	67,378,024	1,370,653	13,131,423
Currencies	83,752,185	2,738,485	9,491,606	59,711,695	1,370,653	13,077,412
Others	12,757,036	2,606,930	2,586,222	7,666,329	-	54,011
Sell Commitment	77,926,111	(2,508,572)	(13,852,282)	40,383,713	1,323,105	(12,690,275)
Currencies	71,611,500	(1,141,826)	(12,679,825)	39,905,187	1,323,327	(12,692,635)
Others	6,314,611	(1,366,746)	(1,172,457)	478,526	(222)	2,360

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2021	12/31/2020			12/31/2021		12/31/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	152,650,125	233,667,783	31,819,540	418,137,448	317,619,156	30,501,795	99,817,727	287,817,926	111,418,682	306,718,767
Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099	1,963,194,665	749,406,698	128,500,299	252,265,102	1,094,484,434	35,687,665
Futures Contracts	287,984,278	-	-	287,984,278	268,807,002	167,320,563	45,239,639	75,424,076	287,984,278	-
Forward Contracts and Others	77,281,418	96,857,222	296,693	174,435,332	102,561,361	72,761,669	67,060,436	34,613,227	7,108,898	167,326,434

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2021	12/31/2020			12/31/2021		12/31/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	152,650,125	237,532,133	31,819,540	422,001,798	283,308,405	30,501,795	103,682,077	287,817,926	111,418,682	310,583,117

Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099	2,043,286,079	749,406,698	128,500,299	252,265,102	1,094,484,434	35,687,665
Futures Contracts	287,984,278	-	-	287,984,278	270,258,562	167,320,563	45,239,639	75,424,076	287,984,278	-
Forward Contracts and Others	77,281,418	96,857,222	296,693	174,435,332	107,761,737	72,761,669	67,060,436	34,613,227	7,108,898	167,326,434

(1) Includes operations whose counterparty is B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of protection structures against changes in market risk, receipts and payments of interest related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange risk, risk of pre-fixed interest rate in reais, risk of dollar exchange coupon, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

In order to protect the market risk variation in the receipt and payment of interest, the Bank uses interest rate swaps and futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

•         Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or US Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object.

•         The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. After the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

•         The Bank has pre-fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

•         Santander Leasing has pre-fixed interest rate risk generated by government bonds (NTN-F) in the portfolio of securities available for sale. To manage this mismatch, the entity enters into interest rate swaps and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a pre-fixed interest rate risk on its liabilities through issues of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a risk related to the IPCA index generated by the issuance of a Guaranteed Real Estate Bill. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedge, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to variations in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes exchange rates of unrecognized assets and liabilities.

The Bank applies cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object foreign currency loan transactions negotiated with third parties through offshore agencies and securities of the Brazilian external debt held to maturity.

• Contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of securities available for sale.

• Banco RCI Brasil SA has hedge operations whose purpose is funding operations with financial bills (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) indexed to CDI and uses interest rate swaps to make the pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under equity valuation adjustments until the forecast transactions occur, at which time this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. On December 31, 2021, and December 31, 2020, no results referring to the ineffective portion were recorded.

								Bank
				12/31/2021				12/31/2020
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	84,937	82,563	559,396	551,710	-	-	-	-
Credit Operations Hedge	84,937	82,563	559,396	551,710	-	-	-	-
Futures Contracts	46,351,128	41,430,054	45,202,938	41,437,967	45,331,727	46,649,331	46,178,734	30,985,609
Credit Operations Hedge	2,738,830	2,836,150	2,521,938	2,850,589	-	-	-	-
Securities Hedge	43,612,299	38,593,904	42,680,999	38,587,378	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts	-	-	-	-	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	-	-	-	-	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	119,760,298	110,316,582	128,673,067	110,932,644	28,932,108	24,695,038	27,461,900	22,407,555
Credit Operations Hedge	30,167,942	27,965,018	28,659,545	28,542,862	23,447,934	19,500,234	23,447,934	19,333,230
Securities Hedge	79,293,570	71,320,756	89,837,000	71,320,781	5,484,174	5,194,804	4,013,966	3,074,325
Funding Hedge	10,298,786	11,030,809	10,176,522	11,069,000	-	-	-	-

								Consolidated
				12/31/2021				12/31/2020
Strategies	Accounting Value		Notional			Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	84,937	82,563	559,396	551,710	-	-	-	-
Credit Operations Hedge	84,937	82,563	559,396	551,710	-	-	-	-
Futures Contracts	46,351,128	41,430,054	45,202,938	41,437,967	45,331,727	46,649,331	46,178,734	30,985,609
Credit Operations Hedge	2,738,830	2,836,150	2,521,938	2,850,589	-	-	-	-
Securities Hedge	43,612,299	38,593,904	42,680,999	38,587,378	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts	4,799,882	3,922,255	5,904,442	3,864,350	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	4,799,882	3,922,255	5,904,442	3,864,350	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	119,760,298	110,316,582	128,673,067	110,932,644	28,932,108	24,695,038	27,461,900	22,407,555
Credit Operations Hedge	30,167,942	27,965,018	28,659,545	28,542,862	23,447,934	19,500,234	23,447,934	19,333,230
Securities Hedge	79,293,570	71,320,756	89,837,000	71,320,781	5.484.174	5.194.804	4.013.966	3.074.325
Funding Hedge	10,298,786	11,030,809	10,176,522	11,069,000	-	-	-	-

(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

(1) Creditor amounts refer to asset transactions and debtor transactions to liability transactions.

					Bank					Consolidated
				12/31/2021	12/31/2020				12/31/2021	12/31/2020
	Up to	From 3 to	Over			Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	19,965	-	64,802	84,767	-	19,965	-	64,802	84,767	-
Credit Operations Hedge	19,965	-	64,802	84,767	-	19,965	-	64,802	84,767	-
Futures Contracts	14,391,886	43,246,054	(16,199,973)	41,437,967	30,985,609	14,391,886	43,246,054	(16,199,973)	32,747,258	30,985,609
Credit Operations Hedge	2,850,589	-	-	2,850,589	30,985,609	2,850,589	-	-	5,701,178	30,985,609
Securities Hedge	11,541,297	43,246,054	(16,199,973)	38,587,378	-	11,541,297	43,246,054	(16,199,973)	27,046,080	-

Cash Flow Hedge
Swap Contracts	-	(135,888)	3,864,350	3,728,462	1,428,053	-	-	-	-	4,502,378
Securities Hedge	-	-	-	-	1,428,053	-	-	-	-	1,428,053
Funding Hedge	-	(135,888)	3,864,350	3,728,462	-	-	-	-	-	3,074,325
Futures Contracts	36,608,123	21,539,648	52,784,873	110,932,644	19,333,230	36,608,123	21,539,648	52,784,873	110,932,644	19,333,230
Credit Operations Hedge	28,542,862	-	-	28,542,862	19,333,230	28,542,862	-	-	28,542,862	19,333,230
Securities Hedge	8,065,260	21,539,648	41,715,873	71,320,781	-	8,065,260	21,539,648	41,715,873	71,320,781	-
Funding Hedge	-	-	11,069,000	11,069,000	-	-	-	11,069,000	11,069,000	-

In the Bank and in the Consolidated, the mark-to-market effect of the active swap and futures contracts corresponds to a credit in the amount of R$193,793 (12/31/2020 - R$11,528) and is recorded in shareholders' equity, net of tax effects, of which R$569 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives for the purposes of managing counterparty risk and meeting the demands of its customers, carrying out operations of purchase and sale of protection through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

They are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent to the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		12/31/2021		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,984,392	-	3,984,392	519,670
Total	3,984,392	-	3,984,392	519,670

During the semester, there were no credit swap operations or occurrence of credit events related to taxable events provided for in the contracts.

		12/31/2021		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,984,392	3,984,392	4,003,298	4,003,298
Per Risk Classification: Below Investment Grade	3,984,392	3,984,392	4,003,298	4,003,298
Per Reference Entity: Brazilian Government	3,984,392	3,984,392	4,003,298	4,003,298

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Financial Literature of the Treasury - LFT	28,481,618	3,702,213	31,305,549	4,363,665
National Treasury Bills - LTN	1,015,470	6,155,275	3,751,223	6,155,275
National Treasury Notes - NTN	4,551,507	2,814,273	7,725,538	2,814,273
Total	34,048,594	12,671,761	42,782,310	13,333,213

7. Interbank Accounts

The balance of the interbank relationship item is composed of restricted credits represented mainly by deposits made at Bacen to fulfill the requirements of compulsory on demand deposits, savings deposits and time deposits and by payments and receipts to be settled, represented by checks and other papers sent to the clearing service and payment transactions (active and passive position).

8. Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Lending Operations	317,359,419	279,580,267	383,479,674	338,110,717
Loans and Discounted Titles	209,544,801	179,058,116	211,026,403	179,172,031
Financing	39,635,785	41,034,126	104,274,438	99,450,661
Rural and Agroindustrial - Financing	13,409,499	13,659,898	13,409,499	13,659,898
Real Estate Financing	54,769,334	45,828,127	54,769,334	45,828,127
Leasing Operations	-	-	2,695,952	2,471,384
Advances on Foreign Exchange Contracts (1)	6,380,642	6,310,254	6,380,642	6,310,254
Other Receivables (2)	66,841,237	61,569,706	70,101,593	64,758,539
Credits for Avals and Sureties Honored	169,942	228,754	471,385	228,754
Income Receivable from Advances Granted - Foreign Exchange Portfolio (Note 9)	131.244	150,513	131,244	150,513
Other Receivables – Other	66,540,051	61,190,439	69,498,964	64,379,272
Total	390,581,298	347,460,227	462,657,861	411,650,894

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 12).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, from January 1, 2012 on, began to remain recorded in the credit portfolio. For credit assignment operations carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were derecognized from the registration of the original operation and the result determined in the assignment was appropriated to the result for the period.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and in the Consolidated, during the period ended December 31, 2021, credit assignment operations without recourse were carried out in the amount of R$13,255,965 (12/31/2020 - R$1,417,146), of which R$567,010 in Active Portfolio, generating a result of R$195,649 (12/31/2020 - R$12,233), and R$12,688,955 in Loss Portfolio. These amounts were transacted with companies not belonging to the Group.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with co-obligation related to real estate financing in the amount of R$688,821, maturing in October 2041. On December 31, 2021, the present value of the assigned operations is R$40,790 (12/31/2020- R$55,284).

These assignment operations were carried out with a co-obligation clause, with mandatory repurchase in the following situations:

- Non-performing contracts for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3401/2006; and

- Contracts subject to intervention.

The compulsory repurchase amount will be calculated by the debit balance of the credit duly updated on the respective repurchase date.

From the date of assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Overdue	8,604,538	5,015,638	9,851,990	5,842,250
Due to:
Up to 3 Months	95,540,587	101,913,270	105,690,188	111,058,613
From 3 to 12 Months	94,386,260	80,400,014	118,277,838	100,998,401
Over 12 Months	192,049,913	160,131,305	228,837,845	193,751,630
Total	390,581,298	347,460,227	462,657,861	411,650,894

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Private Sector	389,584,358	346,441,422	461,660,021	410,630,891
Industry	66,175,356	65,984,136	67,326,360	67,264,749
Commercial	46,914,290	43,967,769	52,116,991	47,902,610
Financial Institutions	1,409,948	2,140,177	1,139,660	2,157,962
Services and Other (1)	64,288,268	58,085,560	70,874,163	60,971,259
Individuals	206,057,453	172,102,567	265,381,454	228,089,977
Credit Cards	45,804,859	37,427,267	45,804,859	37,427,267
Mortgage Loans	52,992,797	43,993,132	52,992,797	43,993,132
Payroll Loans	52,303,502	47,029,722	52,303,502	47,029,722
Financing and Vehicles Lease	1,703,858	2,249,094	56,514,921	55,874,243
Others (2)	53,252,437	41,403,352	57,765,375	43,765,613
Agricultural	4,739,043	4,161,213	4,821,393	4,244,334
Public Sector	996,940	1,018,805	997,840	1,020,003
State	331,735	399,669	331,735	399,669
Municipal	665,205	619,136	666,105	620,334
Total	390,581,298	347,460,227	462,657,861	411,650,894

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							12/31/2021						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	180,139,073	-	180,139,073	-	-	-	162,569,532	-	162,569,532	-	-	-
A	0.5%	104,992,054	-	104,992,054	524,960	2	524,962	98,084,064	-	98,084,064	490,420	331,959	822,379
B	1.0%	35,871,587	2,253,434	38,125,021	381,250	167	381,417	31,497,816	1,989,791	33,487,607	334,876	572,154	907,030
C	3.0%	29,029,189	2,798,938	31,828,127	954,844	1,899	956,743	23,128,620	1,789,539	24,918,159	747,545	1,561,868	2,309,413
D	10.0%	10,439,757	3,063,622	13,503,379	1,350,338	2,206,475	3,556,813	8,215,630	1,943,697	10,159,327	1,015,933	1,763,634	2,779,567
E	30.0%	2,346,953	2,301,009	4,647,962	1,394,389	757,194	2,151,583	2,254,334	1,547,171	3,801,505	1,140,451	600,261	1,740,712
F	50.0%	1,828,300	1,831,787	3,660,087	1,830,043	582,385	2,412,428	1,831,369	1,335,331	3,166,700	1,583,350	503,804	2,087,154
G	70.0%	1,865,631	1,570,929	3,436,560	2,405,590	643,556	3,049,146	1,771,853	1,069,343	2,841,196	1,988,837	764,272	2,753,109
H	100.0%	3,375,689	6,964,787	10,340,476	10,340,475	-	10,340,475	3,390,140	5,045,940	8,436,080	8,436,080	-	8,436,080
Total		369,888,233	20,784,506	390,672,739	19,181,889	4,191,678	23,373,567	332,743,358	14,720,812	347,464,170	15,737,492	6,097,952	21,835,444

													Consolidated
							12/31/2021						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	199,635,521	-	199,635,521	-	-	-	174,672,176	-	174,672,176	-	-	-
A	0.5%	138,688,667	2,090	138,690,757	693,454	2	693,456	136,895,625	-	136,895,625	684,478	331,960	1,016,438
B	1.0%	44,189,990	3,890,801	48,080,791	480,808	167	480,975	37,161,806	2,947,768	40,109,574	401,096	572,154	973,250
C	3.0%	31,313,221	4,196,290	35,509,511	1,065,285	1,899	1,067,184	24,491,130	2,742,311	27,233,441	817,002	1,575,498	2,392,500
D	10.0%	11,009,408	3,847,376	14,856,784	1,485,678	2,245,960	3,731,638	8,768,027	2,459,727	11,227,754	1,122,775	1,927,260	3,050,035
E	30.0%	2,633,675	2,896,095	5,529,770	1,658,931	887,864	2,546,795	2,374,369	2,124,173	4,498,542	1,349,562	704,758	2,054,320
F	50.0%	1,936,705	2,275,793	4,212,498	2,106,249	690,148	2,796,397	1,929,261	1,868,256	3,797,517	1,898,759	578,271	2,477,030
G	70.0%	2,031,334	1,916,832	3,948,166	2,763,716	765,637	3,529,353	1,848,376	1,366,129	3,214,505	2,250,153	848,059	3,098,212
H	100.0%	3,690,054	8,595,444	12,285,498	12,285,496	-	12,285,498	3,661,255	6,344,449	10,005,704	10,005,704	-	10,005,704
Total		435,128,575	27,620,721	462,749,296	22,539,617	4,591,677	27,131,296	391,802,025	19,852,813	411,654,838	18,529,529	6,537,960	25,067,489

(1) Includes due and overdue installments.

(2) The additional provision is constituted mainly based on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) In the Bank and in the Consolidated, the total loan portfolio includes the amount of R$91,435 (12/31/2020 - R$3,944), referring to the adjustment to market value of credit operations that are object of protection, recorded in accordance with article 5 of Circular Letter 3,624 of Bacen of December 26, 2013 and which are not included in the note on risk levels.

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we demonstrate below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision made for each risk level:

			Bank		Consolidated
			12/31/2021		12/31/2021
Risk Level	% Minimun Allowance Required	Assets	Allowance Required	Assets	Allowance Required
AA	0.0%	9,132	-	9,132	-
A	0.5%	401,095	301	401,095	301
B	1.0%	276,818	415	276,818	415
C	3.0%	285,783	1,286	285,783	1,286
D	10.0%	165,099	2,476	165,099	2,476
E	30.0%	15,153	682	15,153	682
F	50.0%	19,682	1,476	19,682	1,476
G	70.0%	15,714	1,650	15,714	1,650
H	100.0%	120,077	18,011	120,077	18,011
Total		1,308,553	26,297	1,308,553	26,297

			Bank		Consolidated
			12/31/2020		12/31/2020
Risk Level	% Minimun Allowance Required	Assets	Allowance Required	Assets	Allowance Required
AA	0.0%	14,277	-	14,277	-
A	0.5%	591,732	444	591,732	444
B	1.0%	527,579	791	527,579	791
C	3.0%	531,559	2,392	531,559	2,392
D	10.0%	262,383	3,936	262,383	3,936
E	30.0%	4,319	203	4,319	203
F	50.0%	1,437	108	1,437	108
G	70.0%	-	-	-	-
H	100.0%	429	64	429	64
Total		1,933,715	7,938	1,933,715	7,938

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Opening Balance	21,835,445	18,661,967	25,067,489	21,408,092
Allowances Recognized	12,580,038	13,216,424	15,356,108	16,476,170
Write-offs	(11,041,916)	(10,042,947)	(13,292,303)	(12,816,773)
Closing Balance	23,373,567	21,835,444	27,131,294	25,067,489
Recoveries Credits	3,005,852	2,416,248	3,422,116	2,787,491

f) Renegotiated Credits

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Renegotiated Credits	20,005,822	18,197,875	23,634,268	22,987,914
Allowance for Loan Losses	(10,100,946)	(9,196,227)	(11,120,588)	(10,411,547)
Percentage of Coverage on Renegotiated Credits	50.5%	50.5%	47.1%	45.3%

g) Loan Portfolio Concentration

				Consolidated
		12/31/2021		12/31/2020
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	6,767,732	1.4%	6,782,322	1.3%
10 Largest	40,864,829	7.5%	33,571,246	6.5%
20 Largest	60,535,018	11.2%	54,105,883	10.5%
50 Largest	93,411,357	17.6%	89,753,598	17.4%
100 Largest	124,364,929	23.1%	119,028,823	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

		Bank/Consolidated
	12/31/2021	12/31/2020
Assets
Rights to Foreign Exchange Sold	25,885,822	52,142,905
Exchange Purchased Pending Settlement	38,311,762	39,312,834
Advances in Local Currency	(138,651)	(187,033)
Income Receivable from Advances and Importing Financing	131.244	150,513
Currency and Documents Term Foreign Currency	2,752	19,325
Total	64,192,929	91,438,544
Liabilities
Exchange Sold Pending Settlement	34,822,053	57,128,318
Foreign Exchange Purchased	29,117,239	34,057,723
Advances on Foreign Exchange Contracts (Note 9.a)	(6,380,642)	(6,310,254)
Others	141	172
Total	57,558,791	84,875,959

Memorandum Accounts
Outstanding Import Credits – Foreign Currency	2,433,568	1,633,619
Confirmed Export Credits – Foreign Currency	288,822	2,067,409

10. Other Financial Assets

a) Other Financial Assets

In 2021, due to better liquidity conditions observed in the market for electricity trading operations for certain maturities, management reclassified contracts maturing up to 2 years from level 3 to level 2 (note 32.f) and revisited the treatment accounting in relation to the electric energy commercialization contracts, which no longer include the amount of the "principal" and, therefore, only the adjustments to fair value and interest determined in these operations are recorded in equity accounts.

For better comparability purposes, the amounts of "principal" of energy trading operations recorded in equity accounts, on December 31, 2020, were reduced from the headings of "Other Financial Assets - Trading and Intermediation of Amounts - Operations with Assets Financial and Commodities to be Settled" and "Other Financial Liabilities - Trading and Intermediation of Amounts - Operations with Financial Assets and Commodities to be Settled" in the amount of R$2,623,106 (2019 - R$1,624,834), with corresponding impact on the total of assets and liabilities as of December 31, 2020. There was no change in the balance of shareholders' equity or income. The financial statements as of December 31, 2020, presented for comparison purposes, already include the aforementioned adjustments.

		Bank
	12/31/2021	12/31/2020
Exchange Portfolio (Note 9)	64,192,929	91,438,544
Trading and Intermediation of Values	5,625,242	3,824,827
Interbank Accounts	87,981,008	75,810,738
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored (Note 8.a)	169,942	228,754
Total	157,969,121	171,303,591

		Consolidated
	12/31/2021	12/31/2020
Exchange Portfolio (Note 9)	64,192,929	91,438,544
Trading and Intermediation of Values	6,723,764	4,236,518
Interbank Accounts	88,376,555	91,368,033
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored (Note 8.a)	471,385	51,583
Total	159,764,633	187,095,406

b) Securities Trading and Brokerage

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets
Financial Assets and Pending Settlement Transactions	1,521,217	175,179	1,897,317	392,395
Clearinghouse Transactions	1,750	2,002	3,170	2,002
Debtors Pending Settlement	39,216	25,078	718,223	197,542
Stock Exchanges - Guarantee Deposits	3,095,211	2,915,264	3,099,913	2,919,758
Others (1)	967,848	707,304	1,005,141	724,821
Total	5,625,242	3,824,827	6,723,764	4,236,518
Liabilities
Financial Assets and Pending Settlement Transactions	2,940,343	303,266	3,247,435	486,200
Creditors Pending Settlement	6,717	4,976	150,476	160,488
Creditors for Loan of Shares	-	-	448,390	672,577
Clearinghouse Transactions	-	13	332,350	41,213
Records and Settlement	2,766	2,645	3,685	5,005
Others	-	5,040	327	5,042
Total	2,949,826	315,940	4,182,663	1,370,525

(1) Refers to deposits made as collateral for derivative transactions carried out with clients in the over-the-counter market.

11. Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	12/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2021
Allowance for Loan Losses	32,151,456	38,275,701	17,224,066	5,575,576	(8,331,487)	14,468,155
Reserve for Legal and Administrative Proceedings - Civil	4,323,509	4,004,582	1,802,063	1,747,904	(1,604,387)	1,945,580
Reserve for Tax Risks and Legal Obligations	3,689,060	3,580,550	1,574,966	93,630	(44,800)	1,623,796
Reserve for Legal and Administrative Proceedings - Labor	5,587,123	5,345,668	2,405,551	872,451	(763,796)	2,514,206
Agio	109,248	127,511	57,380	740	(8,958)	49,162
Adjustment to Fair Value of Trading Securities and Derivatives (1)	8.081.267	4,643,314	2,208,244	1,592,361	(2,237,727)	1,562,878
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	8.727.582	414,355	197,057	1,927,652	-	2,124,709
Accrual for Pension Plan (2)	1,769,948	1,223,801	1,363,434	187,421	(754,379)	796,476
Profit Sharing, Bonuses and Personnel Gratuities	1,226,774	1,010,089	435,588	847,633	(754,039)	529,182
Other Temporary Provisions (3)	6,935,677	6,661,588	2,898,461	184,201	(59,812)	3,022,850
Total Tax Credits on Temporary Differences	72,601,644	65,287,159	30,166,810	13,029,569	(14,559,385)	28,636,994
Tax Losses and Negative Social Contribution Bases	10,144,740	12,023,746	5,407,013	-	(870,457)	4,536,556
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3,130	(178,288)	-
Balance of Recorded Deferred Tax Assets	82,746,384	77,310,905	35,748,981	13,032,699	(15,608,130)	33,173,550

	Origins					Consolidated
			Balances on			Balances on
	12/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2021
Allowance for Loan Losses	38,547,733	43,906,297	19,481,029	6,747,676	(9,192,314)	17,036,391
Reserve for Legal and Administrative Proceedings - Civil	4,590,834	4,243,713	1,893,379	1,826,363	(1,673,697)	2,046,045
Reserve for Tax Risks and Legal Obligations	6,028,067	5,923,273	2,482,770	122,966	(68,007)	2,537,729
Reserve for Legal and Administrative Proceedings - Labor	5,972,720	5,737,510	2,553,076	908,062	(805,267)	2,655,871
Agio	109,248	127,511	57,380	740	(8,958)	49,162
Adjustment to Fair Value of Trading Securities and Derivatives (1)	8,196,778	4,742,033	2,215,268	1,632,119	(2,238,339)	1,609,048
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	10,748,333	657,120	255,286	2,308,047	(92,014)	2,471,319
Accrual for Pension Plan (2)	1,793,709	1,264,592	1,377,669	187,421	(760,535)	804,555
Profit Sharing, Bonuses and Personnel Gratuities	1,432,705	1,198,427	492,880	924,473	(817,585)	599,768
Other Temporary Provisions (3)	7,602,125	7,594,777	3,233,166	301,247	(142,215)	3,392,198
Total Tax Credits on Temporary Differences	85,022,252	75,395,253	34,041,903	14,959,114	(15,798,931)	33,202,086
Tax Losses and Negative Social Contribution Bases	10,295,706	12,425,981	5,703,773	6,741	(954,530)	4,755,984
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3,131	(178,289)	-
Balance of Recorded Deferred Tax Assets	95,317,958	87,821,234	39,920,834	14,968,986	(16,931,750)	37,958,070

(1) Includes deferred tax assets of IRPJ, CSLL, PIS and COFINS.

(2) Includes deferred tax assets of IRPJ and CSLL, on adjustments to the employee benefit plan.

(3) Mainly composed of provisions of an administrative nature.

(4) Includes the effects of the change in the CSLL rate.

On December 31, 2021, unrecorded tax credits totaled R$90,574 (12/31/2020 – R$41,418) in the Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was made at the rates applicable to the expected period of their realization and is based on the projection of future results and on a technical study prepared pursuant to CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

a.2) Expected Realization of Recorded Tax Credits

					Bank
					12/31/2021
	Temporary Differences			Tax Loss - Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	4,808,514	3,891,280	111,682	1,847,331	10,658,807
2023	4,997,561	3,964,634	111,682	1,739,765	10,813,642
2024	4,192,163	3,379,905	111,682	949,460	8,633,210
2025	894,161	715,315	111,682	-	1,721,158
2026	331,549	265,240	-	-	596,789
2027 to 2031	403,686	346,258	-	-	749,944
Total	15,627,634	12,562,632	446,728	4,536,556	33,173,550

					Consolidated
					12/31/2021
	Temporary Differences			Tax Loss - Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	5,665,977	4,334,260	118,859	1,919,025	12,038,121
2023	5,987,381	4,539,195	118,859	1,782,080	12,427,515
2024	4,862,966	3,786,212	118,859	985,945	9,753,982
2025	1,003,715	781,625	118,794	40,732	1,944,866
2026	571,291	409,199	-	7,063	987,553
2027 to 2031	416,722	368,172	-	21,139	806,033
Total	18,508,052	14,218,663	475,371	4,755,984	37,958,070

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4818/2020 and BCB Resolution 2/2020, Tax Credits must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Deferred Tax Assets

The present value of deferred tax assets recorded is R$31,575,967 (12/31/2020 - R$33,863,523) in the Bank and R$36,110,693 (12/31/2020 - R$37,749,808) in the Consolidated, calculated in accordance with the expected realization of temporary differences, tax loss, negative CSLL bases, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Deferred Tax Liabilities	2,030,169	4,433,050	2,708,477	5,042,170
Provision for Taxes and Contributions on Income	174,588	22,562	1,339,495	214,506
Taxes Payable	765,882	933,222	1,034,873	2,051,704
Total	2,970,639	5,388,834	5,082,845	7,308,380

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	12/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	638,141	10,099,545	1,626,237	4,614,952	(6,085,836)	155,353
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	7,259,029	16,595,256	2,672,182	50,271	(955,259)	1,767,194
Excess Depreciation of Leased Assets	21,438	21,619	5,405	-	(45)	5,360
Others	227,660	287,581	129,226	1,151	(28,115)	102,262
Total	8,146,268	27,004,001	4,433,050	4,666,374	(7,069,255)	2,030,169

	Origins					Consolidated
			Balances on			Balances on
	12/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,630,907	10,524,275	1,826,233	4,695,680	(6,138,215)	383,698
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	7,646,179	16,871,322	2,672,182	147,817	(1,031,545)	1,788,454
Excess Depreciation of Leased Assets	1,343,391	1,287,747	318,336	67,426	(49,978)	335,784
Others	476,538	534,252	225,419	12,763	(37,641)	200,541
Total	11,097,015	29,217,596	5,042,170	4,923,686	(7,257,379)	2,708,477

(1) Includes IRPJ, CSLL, PIS and Cofins

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				12/31/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	248,390	197,264	46,995	492,649
2023	248,391	197,264	46,995	492,650
2024	248,391	197,264	46,995	492,650
2025	246,604	197,264	46,995	490,863
2026	5,691	4,535	-	10,226
2027 to 2031	28,457	22,674	-	51,131
Total	1,025,924	816,265	187,980	2,030,169

				Consolidated
				12/31/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	441,723	228,756	55,991	726,470
2023	441,723	228,756	55,991	726,470
2024	326,146	228,756	55,991	610,893
2025	292,945	208,645	50,464	552,054
2026	27,294	5,305	-	32,599
2027 to 2031	34,835	25,156	-	59,991
Total	1,564,666	925,374	218,437	2,708,477

c) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Income Before Taxes on Income and Profit Sharing	21,216,882	7,752,049	23,671,563	8,921,237
Profit Sharing (1)	(1,860,596)	(1,668,086)	(2,059,673)	(1,857,937)
Unrealized Income	-	-	(142)	77,310
Income Before Taxes	19,356,286	6,083,963	21,611,748	7,140,610
Total Income and Social Contribution Tax at the Rates of 25% and 25%, Respectively (3)	(9.678.143)	(2,737,783)	(10,805,874)	(3,213,275)
Result of Equity in Affiliates and Subsidiaries (2)	1,838,324	1,353,205	34,697	23,273
Non-Deductible Expenses Net of Non-Taxable Income	(221,023)	(55,549)	(230,261)	(56,651)
Exchange Variation of Investments Abroad	768,902	6,831,483	768,902	6,831,484
IRPJ and CSLL on Temporary Differences and Tax Losses from Previous Years	264.650	523,507	264,191	551,983
Interests on Equity	1,810,797	1,472,877	1,854,422	1,502,888
Effect of the CSLL Rate Increase (3)	545,091	-	1,223,462	296,112
Other Adjustments CSLL 5% (4)	8,810	56,791	(26,958)	63,642
Other Adjustments, including Profit available Abroad	301,814	527,655	414,194	540,011
Income and Social Contribution Taxes	(4,360,778)	7,972,186	(6,503,225)	6,539,467
Current Taxes	(2,161,881)	681,355	(4,653,737)	(2,354,632)
Income Tax and Social Contribution for the Period	(2,161,881)	681,355	(4,653,737)	(2,354,632)
Deferred Taxes	(1,328,439)	2,257,983	(895,292)	3,972,828
Constitution/Realization in the period on temporary additions and exclusions - Result	(1.328.439)	(2,257,983)	(895,292)	3,972,828
Use of opening balances of:	(870,458)	(187,082)	(953,457)	(298,659)
Negative basis of Social Contribution	(375,801)	(187,082)	(380,409)	(236,671)
Tax Loss	(494,657)	-	(573,048)	(61,988)
Constitution in the Period on:	-	5,219,930	(739)	5,219,930
Negative basis of Social Contribution	-	2,216,034	(284)	2,216,034
Tax Loss	-	3,003,896	(455)	3,003,896
Total of Deferred Taxes	(2,198,897)	7,290,831	(1,849,488)	8,894,099
Income and Social Contribution Taxes	(4,360,778)	7,972,186	(6,503,225)	6,539,467

(1) The calculation basis is net income, after income tax and social contribution.

(2) Interest on equity received and receivable is not included in the result of interests in affiliates and subsidiaries.

(3) Effect of the rate differential for the companies, whose social contribution rate is 9% and 20%.

(4) Increase in the CSLL rate, as of July 2021, until December 31, 2021.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for financing foreign trade and working capital (Note 13).

To cover exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while that the gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation of investments abroad must be computed in the determination of the taxable income and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed on the tax bases of IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in “Operating Income before Taxation” and in the “Income Taxes” caption. Below are the effects of the transactions carried out, as well as the total effect of the exchange hedge for the periods ended December 31, 2021, and 2020:

R$ Millions	01/01 to 12/31/2021	01/01 to 12/31/2020
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	3,862	16,792
Result generated by derivative contracts used as hedge	(6,374)	(30,375)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	275	312
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	2,237	13,271

(1) Banco Santander maintained an investment in a subsidiary abroad called Santander Brasil, Establecimiento Financiero de Credito, S.A., which was dissolved and liquidated on December 15, 2020.

d) Tax Expenses

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Cofins (Contribution for Social Security Financing) (1)	2,101,852	1,705,772	2,867,884	2,476,433
ISS (Tax on Services)	639,152	586,809	825,008	764,993
PIS (Tax on Revenue) (1)	341,551	277,187	488,354	421,427
Others (2)	289,077	271,578	349,781	317,621
Total	3,371,632	2,841,346	4,531,027	3,980,474

12. Other Assets

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Notes and Credits Receivable (Note 8.a)
Credit Cards	38,697,565	31,861,356	38,697,565	31,861,356
Receivables (1)	27,228,813	28,706,517	31,770,716	32,476,841
Escrow Deposits for:
Tax Claims	5,481,136	5,756,068	7,258,166	7,507,557
Labor Claims	1,648,343	1,978,893	1,752,187	2,144,435
Others - Civil	1,096,701	1,108,009	1,286,274	1,330,431
Contract Guarantees - Former Controlling Stockholders (Note 20.f)	496	496	496	496
Reimbursable Payments	178,077	164,809	192,562	223,676
Salary Advances/Others	199,212	120,339	856,579	263,997
Employee Benefit Plan (Note 29.a)	231,100	291,012	287,809	361,149
Debtors for Purchase of Assets (Note 8.a)	551,756	622,564	602,780	687,565
Receivable from Affiliates (Note 22.e)	38,827	19,049	242,217	18,195
Income Receivable	3,077,494	2,546,048	3,110,771	2,356,322
Other Values and Assets	1,361,411	1,809,180	1,552,099	2,131,653
Others	2,081,481	1,291,091	2,755,980	3,590,911
Total	81,872,412	76,275,431	90,366,201	84,954,584

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies’ subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13. Dependences Information and Foreign Subsidiary

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banking and Trust Company Act and is duly registered as a Foreign Company with the Grand Cayman, Cayman Islands Corporate Registry Officer. The agency, therefore, is duly authorized to carry out banking business in the Cayman Islands, and is currently involved in fundraising business in the international banking and capital market to provide lines of credit to Banco Santander, which are then extended to the Bank's customers. Santander for working capital and foreign trade financing. It also takes deposits in foreign currency from corporate and individual clients and grants credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with outstanding capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows the expansion of the funding capacity. The opening of the branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the Cayman Branch's capital was reduced by an equivalent amount, the amount of US$1 billion was allocated to the capital. seconded company from the Luxembourg agency.

Subsidiary:

Banco Santander had a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, SA (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer products and services through an offshore entity that is not established in a tax-favorable jurisdiction.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, S.A.U.) was approved. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

The summarized financial positions of the branches and subsidiary abroad, converted at the exchange rate in effect on the balance sheet date included in the financial statements, comprise the following positions (without eliminating transactions with affiliates):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets	158,796,211	160,340,976	81,914,595	37,555,040	-	1,303
Current and Long-term Assets	158,796,179	160,340,976	81,914,414	37,554,771	-	1,303
Cash	9,127,129	10,992,918	1,630,327	1,116,505	-	1,253
Interbank Investments	26,583,540	38,123,942	13,138,145	8,542,030	-	-
Securities and Derivatives Financial Instruments	89,178,436	77,537,745	14,433,434	1,872,724	-	-
Lending Operations (1)	18,271,074	21,216,364	46,639,821	24,813,536	-	-
Foreign Exchange Portfolio	11,128,060	6,800,895	5,473,283	884,473	-	-
Others	4,507,940	5,669,112	599,404	325,503	-	50
Permanent Assets	32	-	181	269	-	-
Liabilities	158,796,211	160,340,976	81,914,595	37,555,040	-	1,303
Current and Long-term Liabilities	120,638,194	108,823,123	74,024,804	30,939,233	-	18
Deposits and Money Market Funding	30,505,351	31,461,468	7,973,185	4,161,763	-	-
Funds from Acceptance and Issuance of Securities	20,395,593	19,454,058	36,365,115	10,784,221	-	-
Debt Instruments Eligible to Compose Capital	14,088,607	13,119,659	-	-	-	-
Borrowings (2)	31,320,740	26,090,092	23,239,576	14,070,809	-	-
Foreign Exchange Portfolio	11,050,587	6,869,559	5,480,439	908,932	-	-
Others	13,277,316	11,828,287	966,489	1,013,508	-	18
Deferred Income	30,309	171	11,693	13,339	-	-
Stockholders' Equity	38,127,708	51,517,682	7,878,098	6,602,468	-	1,285

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Net Income	2,206,018	2,933,240	715,212	804,660	-	(14,762)

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

14. Investments in Affiliates and Subsidiaries Subsidiary

a) Consolidation Perimeter

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Títulos e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%

Santander Tecnologia e Inovação Ltda.	Other Activities	196,979	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	348	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	0.00%	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Other Activities	328	-	0.00%	80.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	348	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Other Activities	3,808	-	0.00%	90.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	19,140	-	0.00%	60.00%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Broker	98,400	-	0.00%	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%
		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. (EBP)	Other Activities	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	5,090	4,809	19.45%	19.45%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425,126,827	-	0.00%	70.00%
Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	0.00%	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	0.00%	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	0.00%	50.00%
Jointly Controlled Companies by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	0.00%	51.00%
Car10 Tecnologia e Informação S.A.	Other Activities	6,591	-	0.00%	66.67%
Jointly Controlled Companies by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	542,004	-	0.00%	100.00%
Jointly Controlled Companies by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Investment Fund Amazonas Multimarket Private Credit for Investment Abroad (Santander FI Amazonas);

•         Santander Investment Fund Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

•         Santander Investment Fund Guarujá Multimarket Private Credit for Investment Abroad (Santander FI Guarujá);

•         Santander Unix Multimercado Credit Privado Investment Fund (Santander FI Unix);

•         Santander Investment Fund SBAC Referenced DI Credit Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);

•         RN Brasil Credit Rights Investment Fund - Vehicle Financing (FI RN Brasil - Vehicle Financing) (2);

•         Prime 16 – Real Estate Investment Fund (current denomination of BRL V - Real Estate Investment Fund - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         NPL Ipanema VI Multisegment Credit Rights Investment Fund - Non-Standardized (Ipanema NPL VI Investment Fund) (5);

•         Santander Hermes Multimercado Private Credit Infrastructure Investment Fund (6);

•         Wholesale Credit Rights Investment Fund – Non-Standardized (7);

•         Current - Multimarket Investment Fund for Private Investment abroad (8); and

•         Verbena FCVS - Receivables Investment Fund (9).

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade bills to the Fund. This Fund exclusively purchases Renault automaker duplicates. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. sells receivables (CDC Portfolio) to FI RN Brasil - Vehicle Financing. Senior shares have only one investor. Banco RCI Brasil S.A. holds 100% of the subordinated shares.

(3) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists in the contribution of properties as guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, upon payment of the aforementioned credit operations.

(4) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Subfund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its Individual and Consolidated Condensed Interim Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(5) Refers to a structure where Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (current company name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6) This fund was consolidated in December 2018 and is controlled through Aymoré Crédito Financiamento e Investimento Ltda.

(7) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recovery de Credits e Meios Digitais S.A.

(8) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(9) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

b) Composition of Investments

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	01/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Controlled by Banco Santander
Santander Leasing	11,172,028	372,551	11,172,028	4,583,567	323,537	61,901
Banco Bandepe S.A.	-	-	-	5,369,488	36,530	90,883
Santander Brasil EFC (1)	-	-	-	41,636	(35,574)	(31,895)
Santander Corretora de Seguros	4,604,407	1,048,878	4,609,417	3,575,295	1,048,878	570,340
Getnet S.A.	-	-	-	2,071,772	56,220	289,960
Goodwill on the Acquisition of Residual Interest of Getnet S.A.	-	-	-	949,173	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2.690.379	97,713	2,690,379	1,740,057	116,249	88,849
Aymoré CFI	2,305,203	1,012,268	2,305,203	1,542,259	1,012,268	743,312
Sancap	992,882	248,077	992,882	1,041,810	248,077	232,214
Banco Olé Consignado	-	-	-	-	-	154,380
Bosan S.A	-	-	-	-	-	95,350
Santander CCVM	807,096	85,023	807,096	731,344	85,023	90,867
Banco RCI Brasil S.A.	1,524,550	157,462	608,156	560,648	62,812	72,057
Santander Brasil Consórcio	1,013,980	336,785	1,013,980	677,195	336,785	252,239
Others	1,802,271	331,384	1,759,775	1,252,546	385,842	296,667
Total			25,958,916	24,136,790	3,676,647	3,007,124

(1) Remaining income arising from expenses with the closure of the entity, see note 13.

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	01/01 to 12/31/2021	01/01 to 12/31/2021	01/01 to 12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	893,973	241,053	169,676	123,924	45,752	22,219
Gestora de Crédito	67,611	(72,097)	13,522	28,680	(14,419)	(19,062)
Webmotors S.A.	270,453	65,452	189,317	146,822	45,816	38,823
Norchem Holdings	-	-	-	-	-	(33)
Norchem Participações	-	-	-	-	-	333
EBP	11,321	(136)	1,258	1,273	(15)	9

Solution 4Fleet	14,503	(2,677)	11,603	-	(2,142)	-
Santander Auto	42,523	12,230	21,262	15,775	6,115	(2,422)
Hyundai Corretora de Seguros Ltda.	2,520	431	1,260	1,044	216	110
PSA Corretora	1,081	96	540	767	48	226
Others	-	-	255	(6,433)	(11,975)	11,515
Total			408,693	311,852	69,396	51,718

15. Fixed Assets

				Bank
			12/31/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,463,155	(916,273)	1,546,882	1,595,073
Land	640,772	-	640,772	640,650
Buildings	1,822,383	(916,273)	906,110	954,423
Others Fixed Assets	13,292,159	(8,772,355)	4,519,804	4,507,464
Installations, Furniture and Equipment	5,264,470	(3,281,577)	1,982,893	1,999,855
Data Processing Equipment	2,491,766	(1,564,399)	927,367	926,251
Leasehold Improvements	4,415,089	(3,143,659)	1,271,430	1,359,694
Security and Communication Equipment	818,337	(535,372)	282,965	171,178
Others	302,497	(247,348)	55,149	50,486
Total	15,755,314	(9,688,628)	6,066,686	6,102,537

				Consolidated
			12/31/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,752,082	(977,780)	1,774,302	1,841,529
Land	712,200	-	712,200	715,969
Buildings	2,039,882	(977,780)	1,062,102	1,125,560
Others Fixed Assets	13,528,400	(8,918,354)	4,610,046	5,205,157
Installations, Furniture and Equipment	5,299,099	(3,315,314)	1,983,785	2,088,388
Data Processing Equipment	2,553,281	(1,602,278)	951,003	1,054,923
Leasehold Improvements	4,528,530	(3,212,298)	1,316,232	1,398,841
Security and Communication Equipment	822,656	(538,972)	283,684	586,394
Others	324,834	(249,492)	75,342	76,610
Total	16,280,482	(9,896,134)	6,384,348	7,046,686

16. Intangibles

				Bank
			12/31/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,220,515	(26,518,018)	702,497	1,876,197
Other Intangible Assets	10,793,517	(6,224,576)	4,568,941	4,220,581
Acquisition and Development of Software	6,639,641	(3,927,863)	2,711,778	2,100,607
Exclusivity Contracts for Provision of Banking Services	3,980,496	(2,187,562)	1,792,934	1,964,771
Others	173,380	(109,151)	64,229	155,203
Total	38,014,032	(32,742,594)	5,271,438	6,096,778

				Consolidated
			12/31/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,155,084	(26,720,363)	1,434,721	2,018,698
Other Intangible Assets	11,145,052	(6,457,073)	4,687,979	4,452,919
Acquisition and Development of Software	6,976,444	(4,131,308)	2,845,136	2,313,156
Exclusivity Contracts for Provision of Banking Services	3,980,497	(2,187,562)	1,792,935	1,964,771
Others	188,111	(138,203)	49,908	174,992
Total	39,300,136	(33,177,436)	6,122,700	6,471,617

(*) For the period ended December 31, 2021, there was no impairment.

17. Funding

a) Opening of Equity Accounts

						Bank
					12/31/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	106,065,134	104,464,738	91,776,359	104,576,178	406,882,409	392,471,480
Demand Deposits	40,776,429	-	-	-	40,776,429	42,236,911
Savings Deposits	65,220,066	-	-	-	65,220,066	63,306,504
Interbank Deposits	-	2,453,850	2,893,514	273,873	5,621,237	5,003,476
Time Deposits (1)	68,639	102,010,888	88,882,845	104,302,305	295,264,677	281,924,587
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	80,761,481	4,393,054	15,715,553	100,870,087	159,971,460
Own Portfolio	-	73,901,771	1,209,214	3,074	75,114,059	101,687,723
Government Securities	-	60,546,331	1,089,597	-	61,635,928	90,892,803
Debt Securities in Issue	-	-	-	-	-	824
Others	-	13,355,440	119,617	3,074	13,478,131	10,794,096
Third Parties	-	6,859,710	-	-	6,859,710	6,283,007
Linked to Trading Portfolio Operations	-	-	3,183,840	15,712,479	18,896,318	52,000,730
Funds from Acceptance and Issuance of Securities	-	7,043,270	21,832,673	86,967,036	115,842,979	87,059,806
Exchange Acceptance Resources	-	-	-	-	-	101,493
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	6,658,846	14,857,200	52,001,851	73,517,897	54,340,629
Real Estate Credit Notes - LCI (1)	-	2,642,155	6,038,317	20,243,698	28,924,170	25,710,531
Agribusiness Credit Notes - LCA	-	1,693,295	5,822,800	9,473,339	16,989,434	14,746,831
Treasury Bills - LF (2)	-	2,161,516	2,480,290	20,432,457	25,074,264	12,749,911
Guaranteed Real Estate Credit Notes - LIG (3)	-	161,879	515,793	1,852,358	2,530,030	1,133,356
Securities Issued Abroad	-	-	5,886,661	32,540,510	38,427,171	30,233,240
Funding by Structured Operations Certificates	-	384,423	1,088,813	2,424,675	3,897,911	2,384,444
Borrowings and Onlendings	-	30,532,143	49,876,504	11,173,187	91,581,834	67,720,151
Foreign Borrowings	-	28,527,840	47,493,793	3,707,117	79,728,750	54,971,763
Import and Export Financing Lines	-	25,882,186	24,578,234	308,749	50,769,169	54,971,763
Other Credit Lines	-	2,645,654	22,915,559	3,398,368	28,959,581	-
Domestic Onlendings	-	2,004,303	2,382,711	7,466,070	11,853,084	12,748,388
Total	106,065,134	222,801,631	167,878,590	218,431,954	715,177,309	707,222,897

						Consolidated
					12/31/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	105,742,955	104,775,766	87,788,088	105,332,878	403,639,687	390,051,798
Demand Deposits	40,454,250	-	-	-	40,454,250	41,821,289
Savings Deposits	65,220,066	-	-	-	65,220,066	63,306,504
Interbank Deposits	-	2,421,773	1,392,120	909,184	4,723,077	5,145,425
Time Deposits (1)	68,639	102,353,993	86,395,968	104,423,694	293,242,294	279,778,578
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	76,387,769	3,545,278	15,715,553	95,648,600	154,997,017
Own Portfolio	-	70,828,055	361,439	3,074	71,192,568	96,713,280
Government Securities	-	57,472,615	241,822	-	57,714,437	85,918,360
Debt Securities in Issue	-	-	-	-	-	824
Others	-	13,355,440	119,617	3,074	13,478,131	10,794,096
Third Parties	-	5,559,714	-	-	5,559,714	6,283,007
Linked to Trading Portfolio Operations	-	-	3,183,840	15,712,479	18,896,318	52,000,730
Funds from Acceptance and Issuance of Securities	-	7,313,586	20,267,894	67,799,380	95,380,860	70,627,767
Exchange Acceptances	-	58,889	276,261	1,026,293	1,361,443	1,175,794
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	6,870,273	15,947,164	54,352,000	77,169,438	57,668,252
Real Estate Credit Notes - LCI (2)	-	2,642,155	6,038,317	20,243,698	28,924,170	25,710,531
Agribusiness Credit Notes - LCA	-	1,693,295	5,822,800	9,473,339	16,989,434	14,746,831

Treasury Bills - LF (3)	-	2,372,943	3,570,254	22,782,606	28,725,804	16,077,534
Guaranteed Real Estate Credit Notes - LIG (4)(5)	-	161,879	515,793	1,852,358	2,530,030	1,133,356
Securities Issued Abroad	-	-	2,955,656	9,996,412	12,952,068	9,399,277
Funding by Structured Operations Certificates	-	384,423	1,088,813	2,424,675	3,897,911	2,384,444
Borrowings and Onlendings	-	30,537,059	49,876,504	11,173,187	91,586,750	67,759,950
Domestic Borrowings	-	4,916	-	-	4,916	39,799
Foreign Borrowings	-	28,527,840	47,493,793	3,707,117	79,728,750	54,971,763
Import and Export Financing Lines	-	25,882,186	24,578,234	308,749	50,769,169	54,971,763
Other Credit Lines	-	2,645,654	22,915,559	3,398,368	28,959,581	-
Domestic Onlendings	-	2,004,303	2,382,711	7,466,070	11,853,084	12,748,388
Total	105,742,955	219,014,179	161,477,765	200,020,997	686,255,896	683,436,532

(1) Consider the maturities established in the respective investments, with the possibility of immediate withdrawal, in advance of its maturity.

(2) Real estate credit bills are fixed-income securities backed by real estate credits and guaranteed by mortgage or fiduciary sale of real estate. As of December 31, 2021, the maturity dates range between 2022 and 2028.

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and an early redemption permit of only 5% of the issued amount. As of December 31, 2021, the maturity dates range between 2022 and 2031.

(4) Guaranteed Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. As of December 31, 2021, they mature between 2022 and 2035.

(5) Funding made under the Special Compulsory Liquidity line pursuant to Resolution 4,795/20.

In the Bank and in the Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing to export and import, whose maturities go up to the year 2031 (12/31/2020 - until the year 2024) and are subject to financial charges, corresponding to the exchange rate variation plus interest ranging from 0.42% to 5.7% pa (12/31/2020 - from 0.35% pa to 4.3% pa).

Obligations for onlendings from the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a.)	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Eurobonds	2018	2025	USD	4.4%	117,150	14,469	117,150	14,469
Eurobonds	2018	2025	USD	0% to 4.4%	771,300	-	771,300	-
Eurobonds	2019	2022	USD	4.4%	28,088	857,678	-	853,929
Eurobonds	2019	2022	USD	0% to 4.4%	106,805	1,625,192	-	1,625,192
Eurobonds	2019	2023	USD	0% to 4.4%	796,097	1,841,240	-	1,720,186
Eurobonds	2019	2023	USD	CDI + 2.65%	4,465	-	-	-
Eurobonds	2019	2024	USD	4.4%	133,796	-	-	-
Eurobonds	2019	2024	USD	0% to 4.4%	2,193,989	-	-	-
Eurobonds	2019	2024	USD	CDI + 2.65%	26,424	-	-	-
Eurobonds	2019	2025	USD	0% to 4.4%	369,554	-	225,533	-
Eurobonds	2019	2026	USD	4.4%	75,716	-	75,716	-
Eurobonds	2019	2026	USD	0% to 4.4%	293,644	-	-	-
Eurobonds	2019	2027	USD	0% to 4.4%	643,846	-	632,831	-
Eurobonds	2020	2022	USD	4.4%	308,279	-	306,253	-
Eurobonds	2020	2022	USD	0% to 4.4%	1,703,339	-	-	-
Eurobonds	2020	2022	USD	CDI+6.4%	75,485	-	-	-
Eurobonds	2020	2023	USD	4.4%	4,627	-	-	-
Eurobonds	2020	2023	USD	0% to 4.4%	3,220,706	-	455,666	-
Eurobonds	2020	2023	USD	CDI+6.4%	60,388	6,513,222	-	1,279,507
Eurobonds	2020	2024	USD	4.4%	8,053	10,061,315	-	3,252,485
Eurobonds	2020	2024	USD	0% to 4.4%	2,464,322	170,257	-	170,257
Eurobonds	2020	2024	USD	CDI+6.4%	143,744	4,800,393	-	16,923
Eurobonds	2020	2025	USD	4.4%	12,724	121,925	-	121,925
Eurobonds	2020	2025	USD	0% to 4.4%	4,381,601	1,527,334	46,655	22,887
Eurobonds	2020	2026	USD	4.4%	16,760	-	-	-
Eurobonds	2020	2026	USD	0% to 4.4%	7,047	223,435	-	223,435

Eurobonds	2020	2027	USD	0% to 4.4%	19,330	-	-	-
Eurobonds	2021	2022	USD	4.4%	42,728	2,476,780	-	98,082
Eurobonds	2021	2022	USD	0% to 4.4%	2,854,297	-	2,005,534	-
Eurobonds	2021	2022	USD	Até 9%	63,104	-	41,749	-
Eurobonds	2021	2022	USD	CDI+1.9%	221,194	-	205,624	-
Eurobonds	2021	2022	USD	CDI+6.4%	30,459	-	-	-
Eurobonds	2021	2022	USD	CDI + 2.65%	699,890	-	181,116	-
Eurobonds	2021	2023	USD	0% a 4.4%	1,385,937	-	408,824	-
Eurobonds	2021	2023	USD	CDI+1.9%	157,370	-	157,370	-
Eurobonds	2021	2023	USD	CDI + 2.65%	157,933	-	5,316	-
Eurobonds	2021	2024	USD	4.4%	61,754	-	-	-
Eurobonds	2021	2024	USD	0% a 4.4%	2,316,303	-	246,192	-
Eurobonds	2021	2024	USD	Until 9%	8,157	-	-	-
Eurobonds	2021	2024	USD	CDI+1.9%	1,233	-	-	-
Eurobonds	2021	2024	USD	CDI + 2.65%	1,043,471	-	-	-
Eurobonds	2021	2025	USD	0% to 4.4%	1,601,271	-	593,036	-
Eurobonds	2021	2025	USD	CDI+1.9%	53,765	-	-	-
Eurobonds	2021	2025	USD	CDI + 2.65%	71,890	-	-	-
Eurobonds	2021	2026	USD	0% to 4.4%	5,963,357	-	3,890,578	-
Eurobonds	2021	2026	USD	CDI+1.9%	140,870	-	-	-
Eurobonds	2021	2026	USD	CDI + 2.65%	692,299	-	210,639	-
Eurobonds	2021	2027	USD	4.4%	71,252	-	-	-
Eurobonds	2021	2027	USD	0% to 4.4%	235,265	-	101,029	-
Eurobonds	2021	2028	USD	0% to 4.4%	173,048	-	-	-
Eurobonds	2021	2028	USD	Until 9%	30,126	-	30,126	-
Eurobonds	2021	2028	USD	CDI+1.9%	9,051	-	-	-
Eurobonds	2021	2028	USD	CDI+6.4%	26,018	-	26,018	-
Eurobonds	2021	2028	USD	CDI + 2.65%	110,038	-	-	-
Eurobonds	2021	2031	USD	0% to 4.4%	2,217,811	-	2,217,811	-
Total					38,427,171	30,233,240	12,952,068	9,399,277

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Time Deposits (1) (2)	12,363,768	10,229,409	12,221,164	11,340,893
Savings Deposits	2,059,346	1,389,355	2,059,346	1,389,356
Interbank Deposits	216,372	200,753	266,846	259,594
Money Market Funding	5,472,444	7,027,108	5,269,305	6,850,518
Upgrade and Provisions Interest and Pension Plans and Capitalization	5,626	-	190,736	144,130
Others (3)	14,433,171	25,748,152	14,627,630	25,896,184
Total	34,550,727	44,594,777	34,635,027	45,880,675

(1) In the Bank and in the Consolidated, includes the recording of interest in the amount of R$885,718 (2020 - R$909,392), referring to the issuance of an Eligible Debt Instrument for Tier I and II Capital (Note 20).

(2) Includes exchange variation expense in the amount of R$1,528,068 in the Bank and in the Consolidated (2020 - exchange variation expense in the amount of R$9,586 in the Bank and in the Consolidated).

(3) As of December 31, 2021, includes exchange variation income in the amount of R$9,161,115 in the Bank and in the Consolidated (2020 – Exchange variation expense in the amount of R$22,189,857).

18. Other Financial Liabilities

a) Composition

	Bank
	12/31/2021	12/31/2020
Foreign Exchange Portfolio (Note 9)	57,558,791	84,875,959
Trading and Intermediation of Values (Note 10.b)	2,949,826	315,940
Debt Instruments Eligible to Compose Capital (Note 18.b)	19,641,408	13,119,660

Collected Taxes and Other	196,811	94,975
Third-Party Funds in Transit	16,890	25,223
Receipts and Payments Pending Settlement	5,425,924	4,831,517
Total	85,789,650	103,263,274

	Consolidated
	12/31/2021	12/31/2020
Foreign Exchange Portfolio (Note 9)	57,558,791	84,875,959
Trading and Intermediation of Values (Note 10.b) (1)	4,182,663	1,370,525
Debt Instruments Eligible to Compose Capital (Note 18.b)	19,641,408	13,119,660
Collected Taxes and Other	248,306	97,453
Third-Party Funds in Transit	16,890	435,173
Receipts and Payments Pending Settlement	5,425,924	4,831,517
Total	87,073,982	104,730,287

(1) In 2021, due to better liquidity conditions observed in the market for electricity trading operations for certain maturities, management reclassified contracts maturing up to 2 years from level 3 to level 2 (Note 32.f) and revisited the treatment accounting in relation to the electric energy commercialization contracts, which no longer include the amount of the "principal" and, therefore, only the adjustments to fair value and interest determined in these operations are recorded in equity accounts. For better comparability purposes, the “principal” amounts of energy trading operations recorded in balance sheet accounts on December 31, 2020 were remeasured.

b) Debt Instruments Eligible to Compose Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					12/31/2021	12/31/2020
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (1)	November - 18	No Maturity (Perpetual)	$1,250	7.250%	7,050,080	6,554,451
Tier II (1)	November - 18	November - 28	$1,250	6.125%	7,038,527	6,565,209
Financial Bills - Tier II (2)	November - 21	November - 31	$5,300	CDI+2%	5,351,046	-
Financial Bills – Tier II (2)	December - 21	December - 31	$200	CDI+2%	201,755	-
Total					19,641,408	13,119,660

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

19. Other Payables – Other

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Provision Technical for Capitalization Operations	-	-	3,747,397	3,178,674
Payables for Credit Cards	40,390,304	31,177,114	40,674,867	44,825,229
Provision for Tax Risks and Legal Obligations (Note 20.b)	4,312,234	4,249,744	6,748,684	6,707,293
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 20.b)	5,033,675	5,921,882	5,325,716	6,342,280
Provision for Financial Guarantees (Note 19.a)	324,728	-	324,728	255,179
Employee Benefit Plans (Note 29)	2,699,902	3,887,144	2,728,125	3,929,265
Payables for Acquisition of Assets and Rights	22,307	28,538	22,307	28,538
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 20.f)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,794,489	1,718,919	2,077,434	1,990,309
Administrative Expenses	254,802	407,652	393,089	588,276
Others Payments	84,847	33,120	223,968	504,451
Creditors for Unreleased Funds	1,485,921	2,356,760	1,485,921	2,356,760
Provision of Payment Services	619,570	637,907	619,570	637,907
Suppliers	777,377	571,880	1,318,328	958,713
Social and Statutory	1,149,828	1,502,039	1,468,031	1,589,096

Others (1)	6,568,755	7,232,564	12,778,291	13,651,558
Total	65,519,235	59,725,759	79,936,952	87,544,024

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided for the constitution of provisions is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, by a statistical model based on quantitative and qualitative information or by a specialized credit analyst, who allows them to be classified according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictors of the probability of default. After this assessment, operations are classified according to provisioning ratings, based on CMN Resolution No. 2682/1999. Through this analysis, the provision amounts to cover each operation are recorded, considering the type of guarantee provided, as required by CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		12/31/2021		12/31/2021
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	6,244,755	28,506	1,813,620	4,121
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,796,175	4,198	5,602,995	5,403
Linked to the Supply of Goods	1,698,518	2,442	1,361,792	1,846
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	11,823,964	243,235	12,082,480	175,443
Other Guarantees	2,748,497	1,897	335,281	1,689
Other Bank Guarantees	19,525,773	36,489	16,532,462	33,055
Other Financial Guarantees	88,388	7,960	5,047,032	33,622
Total	48,926,070	324,727	42,775,662	255,179

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020
Balance at Beginning	255,179	166,105
Constitution	95,431	99,035
Reversal (1)	(25,883)	(9,961)
Balance at End	324,727	255,179

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

20. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in the Consolidated, on December 31, 2021, and December 31, 2020, no contingent assets were recognized.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Reserve for Tax Contingencies and Legal Obligations (Note 19)	4,312,234	4,249,744	6,748,684	6,707,292
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 19)	5,033,675	5,921,882	5,325,716	6,342,280
Labor	1,941,169	2,656,098	2,084,247	2,900,835
Civil	3,092,507	3,265,784	3,241,469	3,441,445
Total	9,345,909	10,171,626	12,074,400	13,049,572

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 12/31/2021			01/01 to 12/31/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,249,744	2,656,098	3,265,784	4,346,769	3,216,008	2,963,877
Recognition Net of Reversal (1) (3)	85,877	800,704	462,721	(130,820)	893,227	632,425
Inflation Adjustment	102,210	99,391	409,410	91,797	28,871	195,763
Write-offs Due to Payment	(125,597)	(1,615,024)	(1,045,408)	(58,002)	(1,482,008)	(526,281)
Balance at End	4,312,234	1,941,169	3,092,507	4,249,744	2,656,098	3,265,784
Escrow Deposits - Other Receivables	1,330,438	690,146	695,474	1,584,778	779,992	671,035

Escrow Deposits - Securities	3,177	3,810	1,330	4,855	3,191	826
Total Escrow Deposits (2)	1,333,615	693,956	696,804	1,589,633	783,183	671,861

						Consolidated
			01/01 to 12/31/2021			01/01 to 12/31/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,707,293	2,900,835	3,441,445	6,630,722	3,517,431	3,222,557
Recognition Net of Reversal (1) (3)	124,822	833,487	628,477	66,144	985,903	807,086
Inflation Adjustment	156,021	99,416	414,472	132,163	35,108	199,306
Write-offs Due to Payment	(239,452)	(1,749,491)	(1,242,925)	(121,737)	(1,637,607)	(787,504)
Balance at End	6,748,684	2,084,247	3,241,469	6,707,292	2,900,835	3,441,445
Escrow Deposits - Other Receivables	2,571,110	733,616	705,768	2,860,113	849,400	677,847
Escrow Deposits - Securities	4,177	3,810	1,330	5,737	3,190	826
Total Escrow Deposits (2)	2,575,287	737,426	707,098	2,865,850	852,590	678,673

(1) Tax risks include the constitution of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in other operating income and other operating expenses and IR and CSLL.

(2) Refer to escrow deposit amounts, limited to the amount of the provision and do not include escrow deposits related to possible and/or remote contingencies and appeal deposits.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, social security, labor and civil nature, arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and on the assessment of loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of actions whose assessment is probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

d.1) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS - R$1,973,373 in the Bank and R$4,090,025 in the Consolidated (12/31/2020 - R$1,934,120 in the Bank and R$4,008,137 in the Consolidated): Banco Santander and its subsidiaries filed legal measures to remove the application of Law No. 9,718/1998, which modified the calculation basis of PIS and COFINS so that they were levied on all corporate income and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision of the Federal Supreme Court (STF) was published, admitting the Extraordinary Appeal filed by the Union regarding the PIS and denying the continuation of the Extraordinary Appeal of the Federal Public Ministry regarding the COFINS. Both appealed this decision, without any success, so that the claim referring to COFINS is defined, prevailing the decision of the Regional Federal Court of the 4th Region of August 2007, favorable to Banco Santander. The PIS of Banco Santander is still pending a final judgment by the STF, as well as the enforceability of the PIS and COFINS of the other subsidiaries.

CSLL Rate Increase – R$117,018 in the Consolidated (12/31/2020 - R$114,449 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to rule out the increase in the CSLL rate imposed by MP 413/ 2008, converted into Law No. 11.727/2008. Financial institutions were previously subject to the 9% rate for CSLL, however, the new legislation established the rate of 15%, as of April 2008. In 2018, in view of the success rating and the unfavorable scenario in the Courts, we opted for the payment of the amounts discussed, except for the company Renault do Brasil Credit, Financing and Investment Company (RCI), which is still awaiting judgment.

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$945,715(12/31/2020 - R$924,457) in the Bank and Consolidated: in May 2003, the Federal Revenue Service of Brazil issued a tax assessment notice at Santander Distribuidora of Bonds and Securities Ltd. (Santander DTVM) and another notice at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an inadmissible sentence and decision, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was made to cover the loss considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$53,936 in the Bank and R$53,936 in the Consolidated (12/31/2020 - R$51,402 in the Bank and R$51,409 in the Consolidated): Banco Santander and its subsidiaries are discussing administratively and judicially the collection of social security contribution and education salary on various amounts that, according to the assessment of legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$256,770 Bank and R$283,528 in the Consolidated (12/31/2020 - R$239,370 in the Bank and R$263,183 in the Consolidated): Banco Santander and its subsidiaries are discussing administratively and judicially the requirement, by several municipalities, of the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. In addition, other actions involving ISS, classified as possible loss risk, are described in note 20.h.

d.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On December 31, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss.

d.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. June 2020

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$29,726 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questionings by the tax authorities regarding the collection of social security contributions on payments made as profit sharing. As of December 31, 2021, the amount was approximately R$7,341 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of December 31, 2021, the amount was approximately R$4,146 million.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of December 31, 2021, the amount was approximately R$5,351 million.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of December 31, 2021, the amount was approximately R$1,466 million.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of December 31, 2021, the amount was approximately R$1,176 million.

Use of CSLL Tax Loss and Negative Basis– Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a result of tax assessment notices issued in previous periods. Awaiting judgment at the administrative level. As of December 31, 2021, the amount was approximately R$1,093 million.

Amortization of Banco Sudameris Goodwill- the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of December 31, 2021, the amount was approximately R$659 million.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2021, the amount was approximately R$496 million.

Labor claims classified as possible loss totaled R$267 million in the Consolidated, excluding the process below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$2,380 million in the Consolidated, with the main lawsuits:

Indemnity Action Arising from Banco Bandepe - related to the loan agreement under appeal by the Superior Court of Justice (STJ).

Indemnity Action Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence.

Action Arising from Contractual Dispute- in the acquisition of Banco Geral do Comércio SA under appeal by the Court of Justice of the State of São Paulo (TJSP).

f) Other Legal Actions for the Liability of Former Controllers

Refer to tax, labor and civil lawsuits, in the amounts of R$496 (12/31/2020 - R$496) in the Bank and in the Consolidated, recorded in other liabilities (Note 19) for which the former controllers of Banks and acquired companies are responsible. Based on the signed contracts, these shares are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 12).

21. Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial Spin-off of Santander Brasil, which resulted in the segregation of its shares issued by Getnet Acquirência e Serviços para Meios de Pagamentos SA (“Getnet”), with version from the spun-off portion to Getnet, the reduction of the share capital of Santander Brasil in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, changing the share capital of Santander Brasil from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).
The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			12/31/2021			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	109,718	135,345	245,063	109,885	135,438	245,323
Foreign Residents	3,708,977	3,544,491	7,253,468	3,708,810	3,544,398	7,253,208

Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,755)	(15,755)	(31,510)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,940	3,664,081	7,467,021	3,799,866	3,661,007	7,460,873

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibited institutions authorized to operate by the Central Bank of Brazil to remunerate equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibited the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on December 31, 2021, and December 31, 2020.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (2)(5)	3,400,000	434.0449	477.4494	911.4944	368.9382	405.8320	774.7702
Dividends (3)(5)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (4)(5)	249,000	31.7868	34.9655	66.7524	27.0188	29.7207	56.7395
Total	9,649,000

(1) Resolved by the Board of Directors on April 27, 2021, paid on June 02, 2021, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 27, 2021, paid on September 03, 2021, without any remuneration as monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2021, to be paid as of February 3, 2022, without any remuneration as monetary restatement.
(5) They were fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(6)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Interest on Capital (2)(6)	770,000	98.3793	108.2172	206.5965	83.6224	91.9846	175.6070
Interest on Capital (3)(6)	1,000,000	127.7636	140.5400	268.3036	108.5991	119.4590	228.0580
Interest on Capital (4)(6)	665,000	84.9626	93.4589	178.4214	72.2182	79.4400	151.6582
Dividends (5)(6)	512,085	65.4257	71.9683	137.3940	65.4257	71.9683	137.3940
Total	3,837,085

(1) Resolved by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration as monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any remuneration as monetary restatement.

(5) Resolved by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any remuneration as monetary restatement.
(6) They were fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2020.

c) Reserves

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal Reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital Reserve

The Bank's capital reserves are composed of: share premium reserve and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program encompasses the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2020, to approximately 1% of the Bank's capital stock. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase is aimed at (1) maximizing the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Thousands of Shares
	12/31/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702
Shares Acquisitions	91	5,052
Payment - Share-Based Compensation	(3,165)	(2,925)
Treasury Shares at Beginning of the Period	15,755	18,829
Subtotal - Treasury Shares in Thousands of Reais	R$711,268	R$789,587
Issuance Cost in Thousands of Reais	R$ 1,771	R$ 1,771
Balance of Treasury Shares in Thousands of Reais	R$713,039	R$791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	33.86	33.24
Maximum Cost (*)	49.55	49.55
Share Price	29.98	44.83

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity			Non Controlling Interest
	12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Banco RCI Brasil S.A.	916,393	844,805	94,649	108,578
Banco Hyundai Capital Brasil S.A.	177,880	162,010	15,905	13,537
Banco PSA	129,975	136,806	13,375	12,308
Rojo Entretenimento S.A.	6,939	7,087	(147)	(159)
Santander Leasing	-	-	-	(877)
GIRA	3,109	-	1,569	-
TORO Corretora	22,948	-	(4,402)	-
Total	1,257,244	1,150,708	120,949	133,387

22. Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for maximum global compensation for Managers (Board of Directors and Executive Board) for the year 2021, in the amount of up to R$433,940 (four hundred and thirty-three million, nine hundred and forty thousand reais), comprising fixed, variable and share-based compensation and other benefits. The proposal was discussed at the Annual General Meeting (AGM) held on April 30, 2021.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the periods ended December 31, 2021 and 2020, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 12/31/2021	01/01 to 12/31/2020
Fixed Compensation	97,780	92,283
Variable Compensation - in cash	115,723	83,352
Variable Compensation - in shares	94,607	81,306
Others	68,599	48,783
Total Short-Term Benefits	376,708	305,724
Variable Compensation - in cash	101,837	98,407
Variable Compensation - in shares	109,918	97,729
Total Long-Term Benefits	211,716	196,136
Total	588,466	501,860

Additionally, in 2021, charges on the remuneration of the Administration in the amount of R$32,719 (2020 - R$29,162) were collected.

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%

Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.0%
Employees	2,046	0.05%	2,046	0.06%	4,092	0.1%
Directors (*)	4,034	0.11%	4,034	0.11%	8,067	0.1%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total Outstanding	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Officials and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions defined in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The rules provided for are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection risks or present other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	12/31/2021	01/01 to 12/31/2021	12/31/2020	01/01 to 12/31/2020	12/31/2021	01/01 to 12/31/2021	12/31/2020	01/01 to 12/31/2020
Cash	10,211,868	-	12,913,526	-	10,211,868	-	12,896,899	-
Banco Santander Espanha (1)	1,479,611	-	2,475,959	-	1,479,611	-	2,459,332	-
Santander Bank, National Association	8,538,165	-	10,315,450	-	8,538,165	-	10,315,450	-
Others	194,092	-	122,117	-	194,092	-	122,117	-
Interbank Investments	85,460,227	4,337,014	74,635,984	3,277,632	-	6,237	-	8,469
Aymoré CFI (2)	54,209,834	2,895,268	45,970,236	2,455,426	-	-	-	-
Banco Santander Espanha (1)	-	6,237	-	8,442	-	6,237	-	8,469
Banco PSA	1,070,932	42,796	1,012,276	1,983	-	-	-	-
Banco RCI Brasil S.A. (2)	2,761,443	172,753	3,565,452	185,646	-	-	-	-
Santander Leasing (2)	298,548	6,132	-	-	-	-	-	-
Bandepe (2)	23,372,820	1,022,882	21,429,296	517,065	-	-	-	-
Others	3,746,650	190,946	2,658,724	109,070	-	-	-	-
Securities	1,277,596	129,313	312,469	9,656	955,737	76,004	-	-
Santander Leasing (2)	320,303	7,834	312,469	9,656	-	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	955,737	76,004	-	-	955,737	76,004	-	-
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	1,556	45,475	-	-	-	-	-	-
Derivative Financial Instruments - Net	(3,435,295)	(3,084,822)	(2,584,973)	(1,722,000)	(2,777,638)	(1,708,431)	(1,103,558)	(620,890)
Fundo de Investimento Santillana (3)	107,223	(3,666)	(130,038)	(345,874)	107,223	(3,666)	(130,038)	(345,874)
Banco Santander Espanha (1)	(511,355)	(1,704,913)	(978,700)	(146,870)	(2,884,861)	(1,704,913)	(973,520)	(275,393)
Santander FI Amazonas (2)	258,895	94,817	162,513	182,550	-	-	-	-
Santander FI Hedge Strategies (2)	863,582	(315,330)	(1,052,385)	1,087,711	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Investimentos	55,266	(13,360)	92,370	(8,414)	-	-	-	-
Santander FI Diamantina (2)	(4,184,728)	(1,141,807)	(678,733)	(2,482,570)	-	-	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (3)	(24,178)	(665)	-	-	-	-	-	-
Key Management Personnel	-	102	-	377	-	148	-	377
Others	-	-	-	(8,910)	-	-	-	-
Interfinancial Relations	18,859,193	4,010	17,447,264	9,869	18,857,386	2,770	-	-
Getnet S.A. (5)	18,857,386	2,770	17,444,497	6,585	18,857,386	2,770	-	-
Santander Leasing (2)	1,807	1,240	2,767	3,284	-	-	-	-
Loan Operations	3,250,610	562	1,149,718	1,082	3,548,366	1,680	98,522	1,107
Getnet S.A.	3,450,923	-	1,051,358	-	3,450,923	-	-	-
Gestora de Inteligência de Crédito	67,511	-	66,667	-	67,511	-	66,667	-
Loop Gestão de Pátios S.A.	9,861	-	11,966	-	9,861	-	11,966	-
PI Distribuidora de Títulos e Valores Mobiliários S.A.	-	(863)	-	-	-	-	-	-
Gestão Integrada de Recebíveis do Agronegócio S.A.	(276,749)	-	-	-	-	-	-	-
Paytec Tecnologia em Pagamentos Ltda.	1,527	-	-	-	-	-	-	-
Liderança Serviços Especializados em Cobranças LTDA.	(2,501)	-	-	-	-	-	-	-
CAR10 TECNOLOGIA E INFORMAÇÃO S.A.	38	-	-	-	38	-	-	-
Key Management Personnel	-	1,425	19,727	1,082	20,033	1,680	19,889	1,107
Other Assets - Trading Account	293,413	-	260,899	-	21,811	-	18,568	-
Aymoré CFI (2)	249,285	-	176,537	-	-	-	-	-
Santander CCVM (2)	4,846	-	5,179	-	-	-	-	-
Bandepe (2)	-	-	855	-	-	-	-	-
Banco RCI Brasil S.A. (2)	-	-	20,536	-	-	-	-	-
Santander Brasil Tecnologia S.A. (2)	3,772	-	13,438	-	-	-	-	-
Santander Leasing (2)	21,235	-	3,507	-	-	-	-	-
Santander Corretora de Seguros (2)	9,964	-	5,459	-	-	-	-	-
Webmotors S.A.	-	-	-	-	21,763	-	18,455	-
Getnet S.A.	-	-	29,488	-	-	-	-	-
Others	4,311	-	5,900	-	48	-	113	-
Other Assets - Trading and Intermediation of Values	531,612	1,297	342,974	5,465	531,612	1,297	342,974	90,713
Banco Santander Espanha (1)	531,612	1,297	342,974	5,465	531,612	1,297	342,974	90,713
Other Assets - Foreign Exchange Portfolio Net	(159,043)	50,078	(353,445)	665,980	(159,043)	50,078	(353,445)	665,980
Banco Santander Espanha (1)	(159,043)	49,765	(353,445)	665,800	(159,043)	49,765	(353,445)	665,800
Key Management Personnel	-	313	-	180	-	313	-	180
Other Assets - Income Receivable	-	1,904,465	892,761	2,055,724	-	3,229,825	915,137	3,009,987
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	1,904,420	835,680	1,826,204	-	3,229,780	858,056	2,768,088
CAR10 TECNOLOGIA E INFORMAÇÃO S.A.	-	45	-	-	-	45	-	-
Zurich Santander Brasil Seguros S.A. (6)	-	-	57,081	229,520	-	-	57,081	241,899
Receivable from Affiliates	27,068	878,829	20,353	594,691	5,894	183,105	13,681	8,481
Santander Capitalização S.A. (2)	-	4,606	-	-	-	-	-	-
Aymoré CFI (2)	-	404,671	-	393,603	-	-	-	-
Santander FI Diamantina (2)	-	41,298	1,604	34,502	-	-	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	169	4,185	169	6,558	169	4,185	169	6,558
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	885	-	-	191	3,170	532	-
Santander Brasil Tecnologia S.A. (2)	-	978	-	978	-	-	-	-
Santander CCVM (2)	-	75,218	-	67,742	-	-	-	-
Gesban Servicios Administrativos Globales, S.L	-	-	-	-	23	-	23	-
Santander Brasil Consórcio	872	32,481	419	22,380	-	-	-	-
Santander Corretora de Seguros (2)	-	46,780	-	33,599	-	-	-	-
Esfera Fidelidade S.A.	2,109	3,880	4,757	3,080	-	-	-	-
Banco Santander Espanha (1)	4,516	-	4,516	-	4,516	-	4,516	-
Santander Digital Assets, SL	-	-	-	-	-	-	8,105	-
Santander FI Hedge Strategies (2)	15,474	8,154	6,795	3,912	-	-	-	-
Getnet S.A. (5)	320	103,946	632	6,352	655	169,425	-	-
Santander Caceis Brasil DTVM S.A. (3)	-	3,898	-	-	-	3,898	-	-
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior (2)	-	41,298	-	-	-	-	-	-
Others	3,608	106,551	1,461	21,985	340	2,427	336	1,923
Non Operating Income	-	-	-	168,588	-	-	-	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	168,588	-	-	-	168,588
Other Assets - Others	2,973,160	116,936	1,452,382	226,434	2,886,739	108,868	1,486,386	149,424
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	-	8,006
Banco Santander Espanha (1)	1,923,587	-	1,444,376	-	1,923,657	-	1,486,341	(35)
Santander Capitalização S.A. (2)	5,264	71,317	4,416	175,657	-	-	-	-
Banco Santander International (3)	-	43,375	-	45,261	-	43,375	-	45,261
Santander Caceis Brasil DTVM S.A. (3)	-	1,567	-	1,499	-	1,567	-	8,525
Santander Brasil Gestão de Recursos Ltda. (3)	-	-	-	-	-	752	-	1,703
Key Management Personnel	1	258	-	165	1	399	-	308
Others	1,044,308	419	3,590	3,852	963,081	62,775	45	85,656
Deposits	(28,958,024)	125,034	(23,503,316)	1,183,447	(1,535,726)	(7,304)	(946,054)	(22,655)
Bandepe	561	-	-	-	-	-	-	-
Santander Leasing (2)	(58,271)	(2,592)	(81,354)	(4,142)	-	-	-	-
Banco Santander Espanha (1)	(10,995)	-	(13,156)	-	(10,995)	-	(55,059)	-
Aymoré CFI (2)	(1,376,716)	(38,792)	(190,480)	(26,628)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(63,864)	-	(64,836)	-	(63,864)	-	(64,836)	-
Zurich Santander Brasil Seguros S.A. (6)	(9,379)	-	(6,443)	-	-	-	(6,443)	-
Santander Brasil Gestão de Recursos Ltda. (3)	(44,141)	(1,159)	(335)	(5,664)	(44,141)	(1,159)	(335)	(5,664)
Fundo de Investimento Santillana (3)	(15)	-	(44)	-	(15)	-	(44)	-
Santander Brasil Tecnologia S.A. (2)	(86)	-	(780)	(53)	-	-	-	-
Banco RCI Brasil S.A. (2)	(31,934)	(6,281)	(226,046)	(6,226)	-	-	-	-
Santander Caceis Brasil DTVM S.A. (3)	(722,783)	25,372	(581,543)	(14,645)	(722,783)	-	(581,543)	(14,645)
Getnet S.A.	(372,151)	-	(242,391)	-	(372,151)	-	-	-
Santander FI Diamantina (2)	(25,670,214)	158,424	(21,416,222)	1,250,951	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(21,725)	-	(36,390)	(1)	(21,725)	-	(36,390)	(1)
Liderança Serviços Especializados em Cobranças LTDA.	(6,940)	(47)	-	-	-	-	-	-
Key Management Personnel	(28,409)	(1,426)	(36,705)	(823)	(28,672)	(1,428)	(36,762)	(823)
Others	(540,962)	(8,465)	(606,591)	(9,322)	(271,380)	(4,717)	(164,642)	(1,522)
Repurchase Commitments	(7,262,118)	(249,964)	(7,160,549)	(227,283)	(1,003,908)	(37,118)	(2,186,105)	(53,243)
Santander FI Amazonas (3)	(313,848)	(19,011)	(501,984)	(7,020)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	241,716	(6,916)	-	(1,806)	241,716	(6,916)	-	(1,806)
Santander Leasing (2)	-	(1,663)	(151,438)	(35,980)	-	-	-	-
Santander CCVM (2)	(277,092)	(9,747)	(202,222)	(3,732)	-	-	-	-
Santander FI SBAC (2)	(2,128,150)	(95,691)	(2,797,429)	(85,927)	-	-	-	-
Santander FI Guarujá (2)	(456,680)	(17,797)	(472,220)	(11,124)	-	-	-	-
Santander FI Diamantina (2)	(765,265)	(11,818)	(460,034)	(9,123)	-	-	-	-
Santander FI Unix (2)	(26,745)	(1,123)	(25,457)	(2,582)	-	-	-	-
Fundo de Investimento Santillana (3)	(2,277,832)	(30,024)	(2,186,104)	(50,815)	(1,241,109)	(30,024)	(2,186,104)	(50,815)
Key Management Personnel	-	(5)	-	(9)	-	(5)	-	(9)
Others	(1,258,222)	(56,169)	(363,661)	(19,165)	(4,515)	(173)	(1)	(613)
Funds from Acceptance and Issuance of Securities	128,214	(6,150)	(117,368)	(3,825)	128,593	(6,195)	(117,368)	(3,825)
Key Management Personnel	128,214	(6,150)	(117,368)	(3,825)	128,593	(6,195)	(117,368)	(3,825)
Loan on Onlendings	4,870,966	(123,804)	(10,401,564)	(94,890)	(18,247,450)	(123,804)	(10,401,564)	(55,686)
Banco Santander Espanha (1)	(11,167,495)	(123,804)	(10,401,564)	(8,194)	(11,167,495)	(123,804)	(10,401,564)	(55,686)
Banco Santander México (4)	-	-	-	(86,696)	-	-	-	-
Santander FI Hedge Strategies (2)	(2,356,687)	-	-	-	-	-	-	-
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior	25,475,103	-	-	-	-	-	-	-
Getnet S.A.	(7,079,955)	-	-	-	(7,079,955)	-	-	-
Dividends and Bonuses in Paying	(564,528)	-	(508,491)	(10,185)	(564,786)	-	(508,491)	(10,185)
Banco Santander Espanha (1)	(73)	-	(195)	-	(73)	-	(195)	-
Sterrebeeck B.V. (2)	(100,418)	-	(268,406)	-	(100,418)	-	(268,406)	-
GES (1) (3)	(464,295)	-	(239,890)	-	(464,295)	-	(239,890)	-
Key Management Personnel	258	-	-	(10,185)	-	-	-	(10,185)
Payable from Affiliates	(370,541)	(2,040,001)	(361,599)	(1,663,389)	(272,941)	(1,315,108)	(82,479)	(1,232,400)
Santander Brasil Tecnologia S.A. (2)	-	(244,023)	(4,353)	(236,972)	-	-	-	-
Banco Santander Espanha (1)	(241,640)	(242,721)	(202,787)	(717,403)	(241,661)	(242,721)	(21)	(717,403)
Santander Corretora de Seguros, Investimento e Serviços S.A (2)	(17,976)	(196,090)	(14,751)	(164,092)	-	-	-	-
Getnet S.A.	(4,627)	(509,819)	(17,573)	(26,576)	(5,183)	(514,362)	-	-
Santander Securities Services Brasil DTVM S.A. (3)	(12,286)	(56,482)	(9,373)	(52,379)	(12,286)	(56,482)	(9,373)	(52,379)
Santander Leasing (2)	(79,374)	-	(79,374)	-	-	-	-	-
Santander Tecnologia e Inovação Ltda	-	(202,266)	-	-	-	-	-	-
Santander Brasil Asset Management DTVM S.A (3)	-	-	-	-	-	-	(95)	(1,728)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	-	13,974	(40,550)	(41,580)
Santander Global Technology, S.L., SOCI	(13,136)	(436,911)	(31,774)	(344,593)	(13,136)	(436,911)	(31,774)	(345,287)
Others	(1,502)	(151,689)	(1,614)	(121,374)	(675)	(78,606)	(666)	(74,023)
Subordinated Debts	(14,088,607)	(2,272,870)	(13,119,660)	(4,263,360)	(14,088,607)	(2,272,870)	(13,119,660)	(4,263,360)
Banco Santander Espanha (1) (4)	(14,088,607)	(2,272,870)	(13,119,660)	(4,263,360)	(14,088,607)	(2,272,870)	(13,119,660)	(4,263,360)
Donations	-	-	-	(17,000)	-	(17,830)	-	(19,630)
Instituto Escola Brasil	-	-	-	-	-	-	-	(700)
Santander Cultural	-	-	-	-	-	-	-	(330)
Fundação Sudameris	-	-	-	(17,000)	-	(16,430)	-	(17,000)
Fundação Santander	-	-	-	-	-	(1,400)	-	(1,600)
Other Liabilities - Others	(759,920)	(1,279,172)	(6,210,051)	(1,725,286)	(811,756)	(1,156,808)	(672,658)	(956,505)
Banco Santander Espanha (1)	-	-	-	(1,837)	-	-	-	(1,967)
TecBan	-	-	-	(364,349)	-	-	-	(364,349)
Santander Brasil Tecnologia S.A. (2)	-	(212,593)	-	(224,557)	-	-	-	-
Aquanima Brasil Ltda. (3)	-	(29,160)	-	(32,070)	-	(29,342)	-	(32,248)
Santander Caceis Brasil DTVM S.A. (3)	-	(22,024)	-	(2,994)	-	(22,024)	-	(2,994)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(17,713)	(17,713)	(28,801)	(32,348)	(38,135)	(38,483)
Getnet S.A.	(118,680)	(475,074)	(5,576,635)	(623,500)	(118,691)	(475,074)	-	-
Key Management Personnel	(639,507)	(528,181)	(615,469)	(440,912)	(664,264)	(588,613)	(633,276)	(502,042)
Others	(1,733)	(12,140)	(234)	(17,354)	-	(9,407)	(1,247)	(14,422)
Guarantees and Limits	16,448	45	11,038	61	16,448	45	11,038	61
Key Management Personnel (7)	16,448	45	11,038	61	16,448	45	11,038	61

(1) Controlling - Banco Santander is indirectly controlled by Banco Santander Spain (Notes 1 and 30.d), through its subsidiaries GES and Sterrebeeck B.V.

(2) Direct or indirect subsidiary of Banco Santander.

(3) Direct or indirect subsidiary of Banco Santander Spain.

(4) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(5) Corresponds to amounts receivable related to Acquisition.

(6) Significant Influence of Banco Santander Spain.

(7) Refers to the registration in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

23. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Asset Management	741,483	572,932	1,337,705	1,016,919
Checking Account Services	3,805,750	3,960,855	3,812,189	3,965,551
Lending Operations and Income from Guarantees Provided	1,155,341	1,060,892	1,510,200	1,437,600
Lending Operations	485,729	429,133	840,588	805,841
Income Guarantees Provided	669,612	631,759	669,612	631,759
Insurance Fees	2,043,139	2,181,595	3,555,495	3,116,921
Cards (Debit and Credit) and Acquiring Services	4,891,903	3,806,212	5,430,163	5,590,215
Collection	1,491,865	1,477,704	1,511,741	1,471,121
Brokerage, Custody and Placement of Securities	1,019,204	785,737	1,322,780	1,061,962
Others	354,970	280,408	882,903	803,681
Total	15,503,655	14,126,335	19,363,176	18,463,970

24. Personnel Expenses

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Compensation	3,397,120	3,623,045	3,886,537	4,102,940
Charges	1,377,279	1,305,790	1,611,376	1,535,348
Benefits	1,203,198	1,243,870	1,500,931	1,428,339
Training	48,705	43,723	55,557	50,800
Others	1,165	3,706	76,753	59,790
Total	6,027,467	6,220,134	7,131,154	7,177,217

25. Other Administrative Expenses

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Depreciation and Amortization	3,637,533	2,641,934	3,822,494	3,094,511
Outsourced and Specialized Services	2,282,474	2,067,985	2,472,714	2,623,065
Communications	393,789	378,571	412,695	397,071
Data Processing	3,115,410	2,873,538	2,769,084	2,758,541
Advertising, Promotions and Publicity	452,289	487,437	609,403	637,787
Rentals	857,909	794,433	864,685	811,875
Transportation and Travel	89,575	83,442	118,093	104,400
Financial System Services	311,069	257,523	383,846	329,637
Security and Money Transport	537,952	565,601	540,069	566,957
Asset Maintenance and Upkeep	301,533	281,407	311,971	314,261
Water, Electricity and Gas	184,526	186,748	189,585	190,461
Materials	107,374	67,117	122,151	79,439
Others	922,630	651,794	913,675	892,390
Total	13,194,063	11,337,530	13,530,465	12,800,395

26. Other Operating Income

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Net Income Pension and Capitalization	-	-	588,140	551,544
Monetary Adjustment of Escrow Deposits	331,513	186,159	437,885	235,800
Recoverable Taxes	197,801	119,320	219,257	166,091
Recovery of Charges and Expenses	1,138,495	1,590,188	857,665	1,414,846
Monetary Changes	-	-	-	3
Others (1)	1,310,836	2,704,358	2,818,478	3,897,584
Total	2,978,645	4,600,025	4,921,425	6,265,868

(1) In the years ended December 31, 2021 and 2020, mainly includes reversals of provisions and gains on energy sales.

27. Other Operating Expenses

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Operating Provisions
Fiscal (Note 20.c)	85,877	(130,820)	124,822	66,144
Labor (Note 20.c)	800,704	893,227	833,487	985,904
Civil (Note 20.c)	462,721	632,425	628,477	807,086
Credit Cards	3,613,795	3,472,536	3,219,333	3,017,970
Actuarial Losses - Pension Plan	202,494	262,551	200,585	264,581
Legal Fees and Costs	208,758	104,150	210,290	108,807
Serasa and SPC (Credit Reporting Agency)	124,859	90,693	128,613	92,562
Brokerage Fees	85,998	82,644	86,212	82,140
Commissions	1,400,810	851,892	2,700,506	2,160,592
Rating recoverable value	14,899	3,489	14,899	3,489
Others (1)	3,985,346	3,550,833	6,666,439	5,789,246
Total	10,986,261	9,813,620	14,813,663	13,378,521

(1) In the periods ended December 31, 2021 and 2020, mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

28. Non-Operating Income

		Bank		Consolidated
	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020

Result on sale of Investments	-	168,586	(59)	168,587
Result on Sale of Other Assets	81,439	72,817	68,882	64,109
Reversal (Recognition) of Allowance for Losses on Other Assets	(19,309)	11,534	(25,952)	24,629
Expense on Assets Not in Use	(51,937)	(50,677)	(53,489)	(52,579)
Gains (Losses) of Capital	(49,495)	2,146	(55,574)	(110)
Other Income (Expenses)	98,137	35,884	75,192	34,331
Total	58,835	240,290	9,000	238,967

29. Employee Benefit Plans

a) Complementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, with the purpose of granting retirement and pensions supplementary to those granted by Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan, fully funded by Banco Santander, covers employees hired after May 22, 1975, called Recipient Participants and those hired until May 22, 1975, called Aggregated Participants, who are entitled to the benefit. of annuity by death. Plan closed for new members since March 28, 2005.

Plan II: defined benefit plan, created as of July 27, 1994, with the new text of the Bylaws and Basic Regulation of Plan II in force, the participants of Plan I who opted for the new plan started to contribute with 44.9% of the costing rate stipulated by the actuary for each year, implemented in April 2012, extraordinary costing for the sponsor and participants, under the terms agreed with the Superintendency of Complementary Pension (PREVIC), due to a deficit in the plan. Plan closed for new members since June 3, 2005.

Plan V: defined benefit plan, fully funded by Banco Santander, covers employees hired until May 22, 1975, closed with benefits calculated until the end of the plan.

Retirement and Pension Complement Plan - Pre-75: defined benefit plan, created as a result of the privatization process of Banespa, managed by Banesprev and offered only to employees hired until May 22, 1975, with the effective starting date on January 1, 2000. Plan closed for new members since April 28, 2000.

Plan III: variable contribution plan, aimed at employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, if paid in the form of lifetime monthly income. Plan closed for new members since September 1, 2005.

Plan IV: variable contribution plan, aimed at employees hired from November 27, 2000, in which the sponsor only contributes to risk benefits and administrative costs. In this plan, the programmed benefit is in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. The plan's risk benefits are in the form of a defined benefit. Plan closed for new members since July 23, 2010.

Three Plans (DCA, DAB and CACIBAN): supplementary retirement and pensions for former associates, arising from the acquisition process of the former Banco Meridional, constituted under the defined benefit modality. Plans closed for new adhesions before the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Sanprev I Plan: defined benefit plan, created on September 27, 1979, covering employees of sponsors enrolled in the plan and has been in the process of extinction since June 30, 1996.

Sanprev II Plan: plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit and sickness benefit supplementation and birth aid, covering the employees of the sponsors enrolled in the plan, being funded exclusively by the sponsors, through monthly contributions, when indicated by the actuary. Plan closed for new members since March 10, 2010.

Sanprev III Plan: variable contribution plan, covering employees of sponsors who opted to contribute, through contributions freely chosen by participants from 2% of the contribution salary. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. Plan closed for new members since March 10, 2010.

II) Bandeprev - Bandepe Social Security (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new adhesions since 1999 for the employees of Banco Bandepe S.A. and for the others since the year 2011.

III) Other Plans

SantanderPrevi - Private Pension Society (SantanderPrevi): is a closed supplementary pension entity, whose objective is to establish and implement pension benefit plans, complementary to the general social security system, in accordance with current legislation.

SantanderPrevi's Retirement Plan is structured in the Defined Contribution modality and closed to new members since July 2018, as approved by PREVIC, and the contributions are shared between the sponsoring companies and the plan's participants. The amounts appropriated by the sponsors for the year of 2021 were R$53,692 (2020 - R$62,435) in the Bank, and R$60,725 (2020 - R$69,142) in the Consolidated.

It has 10 cases of benefits granted with annuity from a previous plan.

SBPREV - Santander Brasil Open Pension: as of January 2, 2018, Santander started to offer this new optional supplementary pension program for new hired employees and for employees who were not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Vida Free Benefit Generator Plan, managed by Icatu Seguros, an Open Supplementary Pension Entity, open to new members, and their contributions are shared between the instituting/stipulator-enrolling companies and plan participants.

The amounts appropriated by the sponsors for the year of 2021 were R$15,124 (2020 - R$11,525) in the Bank, and R$17,880 (2020 - R$14,054) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

						Bank
			12/31/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(24,476,356)	(4,455)	(1,532,427)	(26,473,946)	(4,793)	(1,660,637)
Fair Value of Plan Assets	25,460,958	3,703	2,182,891	25,437,174	3,811	2,348,686
	984,602	(752)	650,463	(1,036,772)	(981)	688,049
Being:
Superavit	3,070,651	-	650,463	2,090,021	-	688,049
Deficit	(2,086,049)	(752)	-	(3,126,793)	(981)	-
Amount not Recognized as Assets	2,847,412	-	642,604	1,806,472	-	680,586
Net Actuarial Asset (Note 12)	223,240	-	7,860	283,549	-	7,463
Net Actuarial Liability (Note 19)	(2,086,049)	(752)	-	(3,126,793)	(981)	-
Payments Made on the Actuarial Liabilities	581,513	-	(3)	40,987	-	(5)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(173,600)	(79)	193	(220,104)	(65)	(1,690)
Other Equity Valuation Adjustments	(3,356,005)	(92)	8,761	(3,926,432)	(399)	8,555
Actual Return on Plan Assets	1,457,501	460	(26,644)	4,581,173	140	146,784

						Consolidated
			12/31/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(24,967,077)	(4,455)	(1,532,427)	(27,015,987)	(4,793)	(1,660,637)
Fair Value of Plan Assets	26,135,232	3,703	2,182,891	26,282,394	3,811	2,348,686
	1,168,156	(752)	650,464	(733,593)	(981)	688,049
Being:
Superavit	3,282,428	-	650,464	2,435,321	-	688,049
Deficit	(2,114,272)	(752)	-	(3,168,914)	(981)	-
Amount not Recognized as Assets	3,002,479	-	642,604	2,081,634	-	680,586
Net Actuarial Asset (Note 12)	279,949	-	7,860	353,686	-	7,463
Net Actuarial Liability (Note 19)	(2,114,272)	(752)	-	(3,168,914)	(981)	-
Payments Made on the Actuarial Liabilities	581,834	-	(3)	41,369	-	(5)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(171,357)	(79)	193	(221,172)	(65)	(1,690)
Other Equity Valuation Adjustments	(3,389,048)	(92)	8,761	(3,961,569)	(399)	8,555
Actual Return on Plan Assets	1,343,548	460	(26,644)	4,679,921	140	146,784

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			12/31/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(2,437,959)	(467)	(158,262)	(786,329)	(115)	(18,897)
Changes in Financial Assumptions	4,279,128	554	256,647	79,057	11	4,762
Gain (Loss) Actuarial - Obligation	1,841,169	87	98,385	(707,273)	(105)	(14,135)
Return on Investment, Return Unlike Implied Discount Rate	(416,650)	220	(182,577)	2,965,190	(136)	(13,655)
Gain (Loss) Actuarial - Asset	(416,650)	220	(182,577)	2,965,190	(136)	(13,655)
Change in Irrecoverable Surplus	(851,997)	-	84,398	(1,322,356)	-	34,305

						Consolidated
			12/31/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(2,481,391)	(467)	(158,262)	(788,883)	(115)	(18,897)
Changes in Financial Assumptions	4,375,431	554	256,647	80,862	11	4,762
Gain (Loss) Actuarial - Obligation	1,894,040	88	98,385	(708,021)	(105)	(14,135)
Return on Investment, Return Unlike Implied Discount Rate	(608,960)	220	(182,577)	3,008,388	(136)	(13,655)
Gain (Loss) Actuarial - Asset	(608,960)	220	(182,577)	3,008,388	(136)	(13,655)
Change in Irrecoverable Surplus	(714,652)	-	84,398	(1,352,687)	-	34,305

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2021, and December 31, 2020:

		Duration (in Years)
Plans	12/31/2021	12/31/2020
Banesprev
Plano I	12.57	11.92
Plano II	12.92	12.38
Plano III	11.54	10.79
Plano IV	14.82	14.80
Plano V	9.51	9.24
Pré-75	10.45	10.10
Meridional DCA, DAB e CACIBAN	6.47/5.93/7.27	6.46/5.88/7.06
Sanprev
Plano I	6.79	6.93
Plano II	12.76	11.57
Plano III	11.06	10.46
Bandeprev
Plano Básico	10.53	10.08
Plano Especial I	7.23	6.80
Plano Especial II	6.46	6.53
SantanderPrevi
SantanderPrevi	8.11	7.69

b) Medical and Dental Assistance Plan

Cabesp - Employee Beneficent Fund of the Bank of the State of São Paulo: entity dedicated to covering medical and dental expenses of employees hired until the privatization of Banespa in 2000, as defined in the entity's bylaws.

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan is for life and is a closed group. Upon termination, the employee must have completed 10 years of employment with Banco Real and 55 years of age. In this case, the continuity of the medical care plan was offered, where the employee pays 70% of the monthly fee and the Bank subsidizes 30%. This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan's monthly fee.

Former Banco Real Employees (Retired by Circulars): this is the granting of medical assistance to a former employee of Banco Real. With a lifetime nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design.

Only the basic plans and the first standard apartment are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus the co-participation in the basic plan. No new additions of dependents are allowed. It has a subsidy of 90% of the plan.

Retired by Bandeprev: medical assistance plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's value for those who retired until November 27, 1998. For those who retired after that date, the subsidy is 30%.

Directors with Lifetime Benefit (Lifetime Directors): only a small closed group of former Directors from Banco Sudameris are part of this benefit, who are 100% subsidized by the Bank.

Free Clinic: free clinic medical assistance plan is offered on a lifetime basis to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment. The plan is offered only in standard infirmary, a situation in which the cost is 100% from the Sudameris Foundation.

Law 9,656 (Directors): Officers, Executive Officers, Vice Presidents and Chief Executive Officer may, for free, opt for a lifetime health care plan, in case of termination of the relationship with Banco Santander or companies of its conglomerate without just cause; provided they meet the following requirements: have contributed for at least 3 (three) years to the health plan; have exercised the function of director at Banco Santander or companies of its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be made by means of a bank slip. Dependents active at the time of dismissal will be kept in the same plan as the DIRECTOR, and the inclusion of new dependents is not allowed under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the prize amount. It is a closed mass.

Caixas Assistencial Life Insurance (Life Insurance): included in the life insurance mass in December 2018, the insurance of retirees from the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the retiree's choice at the time of adhesion to the benefit. The Bank subsidy is 50% of the premium for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, retired employees are guaranteed, provided that they comply with certain legal requirements and assume the full payment of the respective contributions, the right to remain as a beneficiary of the Banco Santander health plan, under the same conditions of assistance coverage they enjoyed when it was in force. of their employment contracts. Banco Santander's obligations to retirees are valued using actuarial calculations based on the present value of current costs.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		12/31/2021		12/31/2020		12/31/2021		12/31/2020
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,342,690)	(613,101)	(4,960,995)	(759,370)	(4,510,768)	(613,101)	(5,158,657)	(759,370)
Fair Value of Plan Assets	4,906,369	-	5,191,809	-	5,096,262	-	5,398,667	-
	563,679	(613,101)	230,814	(759,370)	585,495	(613,101)	240,010	(759,370)
Being:
Superavit	563,678	-	230,814	-	585,495	-	240,010	-
Deficit	-	(613,101)	-	(759,370)	-	(613,101)	-	(759,370)
Amount not Recognized as Assets	(563,678)	-	(230,814)	-	585,495	-	(240,010)	-
Net Actuarial Asset (Note 12)	-	-	-	-	-	-	-	-
Net Actuarial Liability (Note 19)	-	(613,101)	-	(759,370)	-	(613,101)	-	(759,370)
Payments Made on the Actuarial Liabilities	149,181	37,255	129,526	38,449	152,096	37,255	132,253	38,449
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	4,001	(56,798)	(14,878)	(61,247)	3,626	(56,798)	(15,851)	(61,247)
Other Equity Valuation Adjustments	(1,208,790)	(5,525)	(1,053,068)	(171,337)	(1,190,988)	(5,525)	(1,037,807)	(171,337)
Actual Return on Plan Assets	(111,147)	-	332,520	-	(118,549)	-	343,053	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		12/31/2021		12/31/2020		12/31/2021		12/31/2020
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(336,602)	49,985	192,944	81,964	(340,863)	49,985	207,273	81,964
Changes in Financial Assumptions	984,402	116,272	158,480	18,015	1,020,225	116,272	164,105	18,015
Changes in Demographic Assumptions	-	(446)	-	(20,621)	-	(446)	-	(20,621)
Gain (Loss) Actuarial - Obligation	647,800	165,811	351,424	79,357	679,362	165,811	371,378	79,357
Return on Investment, Return Unlike Implied Discount Rate	(498,406)	-	(30,265)	-	(521,100)	-	(34,409)	-
Gain (Loss) Actuarial - Asset	(498,406)	-	(30,265)	-	(521,100)	-	(34,409)	-
Change in Irrecoverable Surplus	(302,576)	-	(230,814)	-	(313,984)	-	(240,010)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2021 and December 31, 2020:

		Duration (in Years)
Plans	12/31/2021	12/31/2020
Cabesp	16.03	15.03
Bandepe	18.03	14.98
Free Clinic	12.28	11.47
Lifelong Directors	9.36	9.27
Health Directors	30.28	25.65
Circular (1)	11.62 and 12.97	13.47 and 11.92
Life Insurance	8.04	7.99

(1) The duration of 12.15 refers to the Former Employees of Banco ABN Amro plan (12/31/2018 – 11.72) and 11.93 to the Former Employees of Banco Real plan (12/31/2018) – 10.68).

c) Management of Plan Assets

The main asset categories as a percentage of total plan assets as of December 31, 2020, valid as of December 31, 2021, are as follows:

		Bank/Consolidated
	12/31/2021	12/31/2020
Equity Instruments	0.0%	0.0%
Debt Instruments	96.7%	97.4%
Real Estate	0.2%	0.2%
Others	3.2%	2.5%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/ Consolidated
		12/31/2021		12/31/2020
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	8.4%	8.4%	6.8%	7.1%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.3%	3.3%
Estimated Salary Increase Rate	3.5%	3.5%	3.8%	3.8%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pre-75;

(2) Cabesp.

e) Sensitivity Analysis

The assumptions related to the significant actuarial assumptions have an effect on the amounts recognized in income and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, on December 31, 2021, and December 31, 2020, would have the following effects:

				Bank/Consolidated
		12/31/2021		12/31/2020
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(25,444)	(305,114)	(28,711)	(402,547)
(-)0,5%	28,133	337,349	32,099	450,049
Boards of Mortality
Applied (+) 2 years	(44,619)	(535,039)	(47,637)	(667,904)
Applied (-) 2 years	47,934	574,793	54,226	760,289
Cost of Medical Care
(+)0,5%	31,280	375,089	34,718	486,769
(-)0,5%	(28,762)	(344,891)	(31,637)	(443,569)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants who were determined by the Board of Directors, whose choice will consider seniority in the group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 to 12/31/2021		01/01 to 12/31/2020
Local	Santander Brasil Bank Shares	01/2020 to 12/2021	2022 and 2023	R$4,216,667	(*)	R$ 4,916,667
		01/2020 to 12/2022	2023	R$3,668,000	(*)	-
		01/2020 to 12/2022	2023 and 2024	R$ 2,986,667	(*)	R$9,440,000
		01/2021 to 06/2024	2024	R$13,520,000	(*)	-
		01/2021 to 12/2023	2023	R$1,834,000	(*)	-
		07/2019 to 06/2022	2022	111,962	SANB11	109,677 SANB11
		09/2020 to 09/2022	2022	301,583	SANB11	450,738 SANB11
		01/2020 to 09/2023	2023	249,666	SANB11	281,031 SANB11
		01/2021 to 12/2022	2023	177,252	SANB11	-
		01/2021 to 12/2023	2024	327,065	SANB11	-
		01/2021 to 01/2024	2024	30,545	SANB11	-
Global	Santander Spain Shares and Options	2023		309,576	SAN (**)	318,478 SAN (**)
		2023, with limit for exercise of the options until 2030		1,618,445	Options without SAN (**)	1,664,983 Options without SAN (**)
		02/2024		135,632	SAN (**)	-
		02/2024, with limit for exercise of the options until 2/2029		404,630	Options without SAN (**)	-
Balance of Plans on December 31, 2021				$26,225,334	(*)	R$14,356,667
				1.198.073	SANB11	841,446 SANB11
				445.208	SAN	318,478 SAN
				2.023.075,00	Options without SAN	1,664,983 Options without SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses /Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

f.1) Impact on Results

The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Liquidity Type	01/01 to 12/31/2021	01/01 to 12/31/2020
Local	Santander Brasil Bank Shares	20,720	10,776
Global	Santander Spain Shares and Options	3,534	865

f.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	66,694	101,232	63,658	103,696
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	111,673	94,166	111,995	98,069

30. Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risk listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored with great caution. In an attempt to mitigate major impacts on the companies' liquidity and provide the necessary financial support to help all sectors of the economy, all new productions and extensions were analyzed in order to meet the needs of customers, always maintaining the established risk classification criteria and governance for approval of new operations.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Methodology and independent Validation areas.

On credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes Oxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject. Moreover, analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until September 2021 the PR requirement was 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional for Capital Conservation and 1 .00% Systemic Additional. Tier I PR was 8.625% and Minimum Principal Capital was 7.125%.

In October 2021, the Additional for Capital Conservation increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, with the requirement of Tier I PR of 9.00% and of Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into force. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	12/31/2021	12/31/2020
Tier I Regulatory Capital	76,969.9	77,571.5
Principal Capital	69,919.9	71,006.3
Supplementary Capital (Note 18.b)	7,050.1	6,565.2
Tier II Regulatory Capital (Note 18.b)	12,591.3	6,554.5
Regulatory Capital (Tier I and II)	89,561.3	84,126.0
Credit Risk (1)	527,119.3	478,303.5
Market Risk (2)	15,122.2	15,846.3
Operational Risk	58,499.8	57,419.4
Total RWA (3)	600,741.3	551,569,2
Basel I Ratio	12.81	14.06
Basel Principal Capital	11.64	12.87
Basel Regulatory Capital	14.91	15.25

(1) The exposures to credit risk subject to the calculation of the capital requirement using the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3,644, of March 4, 2013 and its subsequent complementation through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rates (RWAjur1/RWAjur4), commodity prices (RWAcom), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk weighted asset.

Banco Santander publishes the Risk Management Report with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with the regulations in force. Banco Santander complies with the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of market risk exposure, in accordance with the best market practices and with the operations classification and capital management criteria of the Bacen's Standardized Basel Method. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from the various business lines of Banco Santander and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on December 31, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,943)	(108,670)	(217,339)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(550)	(7,132)	(14,265)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,270)	(19,539)	(39,077)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,127)	(1,900)	(3,801)
Foreign Currency	Exposures subject to Foreign Exchange	(426)	(10,658)	(21,315)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(5,218)	(6,018)	(12,035)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(5,564)	(34,407)	(68,815)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,553)	(38,814)	(77,629)
Commodities	Exposures subject to Change in Commodity Price	(1,184)	(29,609)	(59,217)
Total (1)		(25,835)	(256,747)	(513,493)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(49,224)	(1,679,612)	(3,768,750)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6.413)	(97,524)	(145,711)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(34,286)	(455,628)	(838,652)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(13,530)	(60,291)	(117,298)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,891)	(7,770)	(15,642)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(31.456)	(78,782)	(161,417)
Foreign Currency	Exposures subject to Foreign Exchange	560	13,995	27,989
Total (1)		(138,240)	(2,365,612)	(5,019,481)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

31. Corporate Restructuring

During the year ended on December 31, 2021 and the year ended on December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) SA (“Banco Santander”, “Santander Brasil” or “Company”):

i) Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – celebrated, with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the transaction is carried out, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

ii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – celebrated, with the partners of Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Liderança (“Transaction”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail networks, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the precedent conditions established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

iii) Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution4Fleet (“Transaction”). Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

iv) Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the condition’s precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

v) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

viii) Partial spin-off and segregation of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil started to be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

ix) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

x) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, was approved. fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

xi) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), upon capital reduction in the amounts of R$19,950 million and R$14,770 million, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) S.A.

xii) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xiii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xiv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing Ltda.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing Ltda. (“Toque Fale”) for R$1,099 million, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet Acquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados Ltda. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

xv) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos SA was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, SA, of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos SA (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xvi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as a Non-Current Asset Held by Sale, at its cost value. In June 2020, with the non-execution of the established plan, Summer became part of the scope of Banco Santander's Individual and Consolidated Condensed Interim Financial Statements.

xvii) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações SA (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the share capital of Santander Brasil.

32. Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$49,624,633 (12/31/2020 - R$46,471,443) at the Bank and R$49,624,633 (12/31/2020 - R$46,471,443) in the Consolidated.

b) The total amount of investment funds and assets under management by the Santander Conglomerate is R$2,770,684 (12/31/2020 - R$2,716,477) and the total amount of investment funds and assets under management is R$192,927,475 (12/31/2020 - R$191,873,169) recorded in memorandum accounts.

c) The insurance in force on December 31, 2021, corresponding to coverage of fires, natural disasters and other risks related to properties, has a coverage value of R$9,214,986 (12/31/2020 - R$392,189) in the Bank and in the Consolidated. In addition, in the Bank and in the Consolidated on December 31, 2021, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$1,546,120 (12/31/2020 - R$8,674,721).

d) Between December 31, 2021 and December 31, 2020, there were no related asset transactions and no obligations for related asset transactions.

e) Clearing and Settlement of Obligations Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for clearing and settlement of obligations within the scope of the National Financial System (SFN), entered into with individuals and legal entities that are or are not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease contracts: cancelable and non-cancellable. The cancelables are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right of option to renew and readjustment clauses, framed in the concept of operational leasing. The total of future minimum payments for non-cancellable operating leases is shown below:

	12/31/2021	12/31/2020
Up to 1 Year	715,576	670,619
Between1 to 5 Years	1,420,853	1,607,995
More than 5 Years	181,417	171,420
Total	2,317,846	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$801 (12/31/2020 - R$880) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2021, were in the amount of R$369,482 (2020 - R$358,656).

Rental contracts will be readjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and current legislation.

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, shares and listed derivatives. Highly liquid securities with prices observable in an active market are classified at level 1. At this level, most Brazilian Government Bonds (mainly LTN, LFT, NTN-B and NTN-F), stocks on the stock exchange were classified. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: These are derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (such as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These securities are classified at level 2 of the fair value hierarchy and are mainly composed of government securities (repurchase agreements, LCI Cancelable and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (primarily swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the aforementioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by curves market).

Level 3: These are derived from valuation techniques that include inputs for assets or liabilities that are not based on observable market variables (non-observable inputs). When there is information that is not based on observable market data, Banco Santander uses models developed internally to properly measure the fair value of these instruments. Level 3 mainly includes Instruments with low liquidity. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	33,629,318	33,629,318	1,224,817	25,912,368	6,492,133
Securities and Debt Instruments	227,705,982	228,618,182	162,531,523	21,640,333	44,446,326
Derivatives Financial Instruments	21,089,724	21,089,724	-	20,833,986	255,738
Lending Operations	383,479,674	377,805,784	-	-	377,805,784
Total	665,904,698	661,143,008	163,756,340	68,386,687	428,999,981

In Thousands of Brazilian Real				2020
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,698,253	69,698,253	-	62,601,986	7,096,267
Securities and Debt Instruments	233,248,338	234,844,495	135,118,884	65,394,153	34,331,458
Derivatives Financial Instruments	32,840,075	32,840,075	-	32,258,845	581,230
Lending Operations	338,110,717	341,503,600	-	-	341,503,600
Total	673,897,383	678,886,423	135,118,884	160,254,984	383,512,555

We present below a comparison between the carrying amounts of the Bank's financial liabilities measured at a value other than the market value and their respective market values on December 31, 2021 and December 31, 2020:

In Thousands of Brazilian Real				2021
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	403,639,687	403,598,886	-	-	403,598,886
Money Market Funding	95,648,600	95,604,396	-	95,604,396	-
Borrowings and Onlendings	91,586,750	91,586,750	-	-	91,586,750
Funds from Acceptance and Issuance of Securities	95,380,860	94,198,680	-	-	94,198,680
Derivatives Financial Instruments	24,647,231	24,647,231	-	24,213,648	433,583
Debt Instruments Eligible to Compose Capital	19,641,408	19,641,408	-	-	19,641,408
Total	730,544,536	729,277,351	-	119,818,044	609,459,307

In Thousands of Brazilian Real				2020
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	390,051,798	390,093,916	-	-	390,093,916
Money Market Funding	154,997,017	154,994,486	-	154,994,486	-
Borrowings and Onlendings	67,759,950	67,759,950	-	-	67,759,950
Funds from Acceptance and Issuance of Securities	70,627,767	71,017,560	-	-	71,017,560
Derivatives Financial Instruments	36,269,465	36,269,465	-	35,642,321	627,144
Debt Instruments Eligible to Compose Capital	13,119,660	13,119,660	-	-	13,119,660
Total	732,825,657	733,255,037	-	190,636,807	542,618,230

Management revised the criteria assigned to classify the level of assets measured at market value, presented exclusively for disclosure purposes and verified the need to change between level 3 and level 1 and from level 2 to level 1 in light of the observable data of Marketplace.

h) Recurring/non-recurring results

						Bank
			2021			2020
	Recurring Income	Non-recurring Income	01/01 to 12/31/2021	Recurring Income	Non-recurring Income	01/01 to 12/31/2020
Income Related to Financial Operations	89,510,090	-	89,510,090	99,165,058	-	99,165,058
Expenses on Financial Operations	(56,931,567)	-	(56,931,567)	(83,174,153)	-	(83,174,153)
Gross Income Related to Financial Operations	32,578,523	-	32,578,523	15,990,905	-	15,990,905
Other Operating Revenues (Expenses) (a/c)	(10,190,929)	(1,229,547)	(11,420,476)	(7,953,712)	(525,434)	(8,479,146)
Operating Income	22,387,594	(1,229,547)	21,158,047	8,037,193	(525,434)	7,511,759

Non-Operating Income (b)	58,835	-	58,835	73,290	167,000	240,290

Income Before Taxes on Income and Profit Sharing	22,446,429	(1,229,547)	21,216,882	8,110,483	(358,434)	7,752,049
Income Tax and Social Contribution (a/b/c/d)	(4,287,286)	(73,492)	(4,360,778)	7,847,547	124,639	7,972,186
Profit Sharing	(1,860,596)	-	(1,860,596)	(1,668,087)	-	(1,668,087)
Net Income	16,298,547	(1,303,039)	14,995,508	14,289,943	(233,795)	14,056,148

				Consolidated
			2021			2020
	Recurring Income	Non-recurring Income	01/01 to 12/31/2021	Recurring Income	Non-recurring Income	01/01 to 12/31/2020
Income Related to Financial Operations	99,112,242	-	99,112,242	108,988,273	-	108,988,273
Expenses on Financial Operations	(59,797,367)	-	(59,797,367)	(87,750,952)	-	(87,750,952)
Gross Income Related to Financial Operations	39,314,875	-	39,314,875	21,237,321	-	21,237,321
Other Operating Revenues (Expenses) (a/b)	(14,422,765)	(1,229,547)	(15,652,312)	(12,029,617)	(525,434)	(12,555,051)
Operating Income	24,892,110	(1,229,547)	23,662,563	9,207,704	(525,434)	8,682,270

Non-Operating Income	9,000	-	9,000	71,967	167,000	238,967

Income Before Taxes on Income and Profit Sharing	24,901,110	(1,229,547)	23,671,563	9,279,671	(358,434)	8,921,237
Income Tax and Social Contribution (a/b/c/d)	(6,429,733)	(73,492)	(6,503,225)	6,414,815	124,652	6,539,467
Profit Sharing	(2,059,673)	-	(2,059,673)	(1,857,937)	-	(1,857,937)
Non-Controlling Interest	(120,949)	-	(120,949)	(133,387)	-	(133,387)
Net Income	16,290,755	(1,303,039)	14,987,716	13,703,162	(233,782)	13,469,380

a) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$1,229,547 (2020 - R$425,434) in the Bank and in the Consolidated, with a net impact of R$1,139,307 (2020 - R$233,989).

b) Non-operating income from the sale of the equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A. in 2020, (see note 31.xv) in the amount before taxes of R$167,000 (net of taxes: R$100,200), in the Bank and in the Consolidated.

c) Action to Support the Fight against COVID-19 recognized as other operating expenses in 2020, with an impact before taxes amounting to R$100,000 (net of taxes, R$94,190), in the Bank and in the Consolidated.

d) Write-off of tax loss arising from the spun-off equity of Getnet (see note 14) in the amount of R$163,732, and tax effect on the amortization of goodwill on investment, in the amount of R$90,240.

33. Subsequent Events

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”) formalized, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), the closing of the transaction resulting from the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of Monetus' share capital. Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”), formalized, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), the closing of the transaction resulting from of the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of the share capital of Mobills. Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning.

Acquisition of Equity Interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors – including Banco BTG Pactual S.A. and CBOE III, LLC – formalized, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR ") and their respective shareholders, an investment agreement for the subscription of a minority equity interest in CSD BR ("Transaction ").  CSD BR operates as a register of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and the Superintendence of Private Insurance (Superintendência de Seguros Privados). The effectiveness of the Transaction will be subject to the conclusion of the definitive instruments and the implementation of certain customary precedent conditions, with the applicable regulatory approvals. After the implementation of these conditions and with the closing of the Transaction, Santander Corretora's equity interest in CSD BR will be 20% (twenty percent).

Deliberation on Interim Dividends and Interest on Equity

The Board of Directors, at a meeting held on February 1, 2022, approved the proposal of the Executive Board, ad referendum of the Annual General Meetings to be held in 2022 and 2023 respectively, for the distribution of Interim Dividends, in the amount of R$ 1,300,000,000.00 (one billion, three hundred million reais), based on the profit for the year calculated until the balance sheet of December 31, 2021 and Interest on Equity, in the gross amount of R$ 1,700,000,000.00 (one billion and seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of February 10, 2022 (inclusive) will be entitled to Dividends and Interest on Equity. Thus, as of February 11, 2022 (inclusive), the Bank's shares will be traded “Ex-Dividends and Ex-Interest on Equity”. The amount of Dividends and Interest on Equity will be paid as of March 4, 2022. Dividends will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2021 and Interest on Equity will be imputed in full to the mandatory minimum dividends to be distributed by the Bank, referring to the year 2022, without any monetary restatement for both. The decision was approved by the Fiscal Council, as per the meeting held on the same date.

Composition of Management Bodies as of December 31, 2021.

Administrative Council

Álvaro Antônio Cardoso de Souza – President (independente)

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Maria Elena Cardoso Figueira - Financial Expert

René Luiz Grande - Member

Vania Maria da Costa Borgerth - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tasso Rezende de Azevedo - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council*

Louise Barsi - Effective member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

Cassia Maria Matsuno Chibante - Effective member**

José Roberto Machado Filho – Effective member**

*The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with term of office until the Meeting Ordinary General Meeting of 2022.

**Possession pending approval by BACEN.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of directors on the Financial Statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended December 31, 2021, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on December 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes
Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors’ Report

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended December 31, 2021, and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on December 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes
Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Audit Comittee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meetings of the Board of Directors held on May 03 and June 1st, 2021. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the second semester of 2021.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap and Prudential Conglomerate - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the second semester and year ended December 31, 2021, of the Company and the Prudential Conglomerate in BrGaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, whit the Executive Vice-Presidency of Tactics, whit the Technology and Operations, whit the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN 2,554/98, 4,557/17, 4,893/21 and 4,968/21 Sarbanes-Oxley Act (SOX) and Circular SUSEP 249/04.

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2021, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; and (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2021. At these meetings the following topics were highlighted: discussions involving the financial statements for the year ended December 31, 2021, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance with CMN Resolution nº 2.682/99. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with Resolution CMN 4,860/20 and CNSP Resolution 279/13, specific works were carried out in the second semester of 2021, which were presented to the Audit Committee that discussed and evaluated them. In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of topics related to conduct, PLD/CFT, policies and action plans for continuous improvements; (v) monitoring of the activities of the customer relations department, its action plans and results; (vi) monitoring of tax, labor and civil litigation; (vii) review and approval of the Tax Credit Realization Technical Study; and (viii) monitoring of provisions and topics related to PCLD. The Audit Committee participated in the meeting of the Sustainability Committee to known, among others, of the socio-environmental indicators that guide the business.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VIII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. and the Prudential Conglomerate for the year ended in December 31, 2021, recommending their approvals by the Board of Directors of Santander.

São Paulo, January 27, 2022.

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Vania Maria da Costa Borgerth

Fiscal Council’s Opinion

The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Financial Statements of Banco Santander (Brasil) S.A for the fourth quarter of 2021 and the fiscal year of 2021 and concluded, based on the examinations performed, in the clarifications provided by Management, also considering the unqualified opinion of PwC Auditores Independentes, that these items, examined in light of accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, adequately reflect the Company's financial and equity position.

São Paulo, February 01, 2022.

FISCAL COUNCIL

Manoel Marcus Madureira – Chairman

Luciano Faleiros Paolucci

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 02, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer